

MED LINE PRODUCTS
The connection you can count on.

CLEVELAND, OHIO

CENTERS OF EXCELLENCE

ANNUAL REPORT 2010

Every PLP product is the result of people who visualize, create, manufacture, test, sell and support PLP. With *Centers of Excellence* in fourteen countries, employees work together developing international solutions for innovative and sustainable growth, resulting in new technology and market leadership.

CENTERS OF EXCELLENCE

Founded in 1947, Preformed Line Products Company (PLP), headquartered in Mayfield Village, Ohio, designs and manufactures products and systems for the construction and maintenance of overhead and underground networks for the energy and communications industries. Additional specialized markets include solar energy, tower/antenna and metal buildings. PLP serves these markets through its three U.S. manufacturing centers and thirteen international operations.

PLP is prepared to deliver the next generation of Energy, Communications, Special Industries and Solar products to the world.







Cambridge, Ontario,

PREFORMED LINE PRODUCTS
The connection you can count on.

FINANCIAL POSITION AND HIGHLIGHTS

Sales exceeded $300 million for the first time in the Company's history. Sales of $338 million in 2010 represented a 32% increase over the previous year. Net income of $23.1 million was also a record for PLP. Operating income increased 46%. Much of this improvement in the results was due to an impressive worldwide integration of the Dulmison acquisition. The balance sheet remains strong with a current ratio of 3 to 1, cash in excess of $22 million and bank debt of less than $12 million with assets of $280 million.

FINANCIAL HIGHLIGHTS

	YEAR ENDED DECEMBER 31,	
In thousands of dollars, except per share data	2010	2009
Net Sales	$338,305	$257,206
Income before income taxes	30,183	29,593
Net income	23,008	22,833
Net income attributable to PLPC	23,113	23,357
Net income attributable to PLPC common shareholders per share basic	4.41	4.46
Net income attributable to PLPC common shareholders per share diluted	4.33	4.35
PLPC Shareholders' equity	196,140	170,966
Shareholders' equity per share	37.21	32.58

CONSOLIDATED NET SALES, NET OF DISCONTINUED OPERATIONS


2010
2009
2008
2007
2006
$338,305
$257,206
$269,742
$233,289
$196,910

CONSOLIDATED NET INCOME ATTRIBUTABLE TO PLPC


2010
2009
2008
2007
2006
$6,049*
$17,308
$23,113
$23,357
$17,623
$14,159
$12,103

*Gain on acquisition of Dulmison, net of acquisition related costs.



ROB RUHLMAN
Chairman and Chief Executive Officer

All too often, companies with operations outside the United States receive bad and undeserved media attention; blamed in large part for the economic problems at home. Quite to the contrary, far more often than not, foreign subsidiaries are integral to maintaining and even growing businesses and therefore, jobs in the USA. That certainly is the case where we are concerned.

TO OUR SHAREHOLDERS

We began establishing international operations in the late 1950's. Where the early years saw a business model that essentially duplicated our proprietary manufacturing processes in Europe, Australia, South Africa and Japan for what was then a comparatively limited product line, today's business model reduces duplication of not just manufacturing processes but of test facilities and personnel as well. The benefit of foreign operations extends beyond the simple beauty of geographic diversification which emphasizes enhanced customer service via a local market presence.

A local market presence not only allows us to react to customer needs on a more timely basis but through the years it has exposed us to different practices: alternative solutions to common problems, improved manufacturing techniques, unique sales strategies and an ever growing pool of wonderful folks eagerly sharing their talents with their brothers and sisters around the globe. As our range of manufacturing processes, market reach and product lines have grown along with an ever expanding worldwide infrastructure, redundancy became not just less important but, in many cases, impractical. Hence, we are focused on Centers of Excellence.









By capitalizing on the unique talents provided by a worldwide organization, we are able to continuously grow *all* our operations by providing customers in all our markets with affordable, high quality products, delivered where needed, when needed, by a service organization second to none in the industry. Business growth = more jobs.

The latest addition to this worldwide team is Electropar Limited based in Auckland, New Zealand. This addition to the PLP family in August of 2010 is a perfect example of how our growth strategy is based on the Center of Excellence concept. While both companies are market leaders within the energy industry, product line overlap is extremely minimal. Instead, Electropar's expertise in substation hardware, pole line hardware, switching equipment and hardware that ties wind turbines to the grid, are natural extensions of PLP's product line. The expertise that Electropar have developed in these areas may now be expanded throughout our worldwide organization. Substation hardware is large, heavy and bulky making export expensive and favoring local manufacturing going forward. On a cultural note, Grant and Tony Wallace, sons of Electropar's founder, Murray Wallace, along with grandson Cameron Wallace have created a business as like-minded as PLP, which should lead to a smooth and successful integration.

The benefits of our business model are evident in 2010's financial performance. Record sales and net income were generated by nearly universal growth throughout our worldwide family of sixteen manufacturing operations in fourteen countries, all with a common goal: the continued growth and ongoing success of Preformed Line Products, driven now by over 2,600 talented and motivated individuals creating and supplying high quality products and service to our valued customers.

Once again, we are thrilled to welcome those who have recently joined the Preformed family and as always, thank everyone who has been part of building this spectacular organization.

ROBERT G. RUHLMAN
Chairman and Chief Executive Officer

INTERNATIONAL REGIONS

PLP has operations in fourteen countries divided into three geographic regions. Within these three regions PLP has a total of sixteen factories that work together to supply a broad range of manufactured products to a long standing global customer base. PLP is highly committed to local manufacturing and providing customers quality products that are manufactured within PLP facilities. Balancing resources and capabilities across the three regions ensures a strong supply chain to support the varied needs of the market. The following is an overview of the three primary regions in which PLP operates: Asia-Pacific, EMEA and the Americas.

ASIA-PACIFIC REGION

In its 2010 Outlook Update, Asia Development Bank commented as follows on the Asia-Pacific Region: "Despite the sluggish global recovery, the region's growth and momentum has sustained itself in 2010, and prospects are bright for most regional economies. GDP growth is now projected to rebound to 8.2% in 2010, revised up from the April forecast of 7.5%. The improved outlook is broad-based with projections lifted in all subregions."

Due to the anticipated strong future growth in the region in general, and within the electrical industry in particular, the region remains a strong focus for PLP. PLP has been active in the region since 1960 and has expanded progressively to the point where it now has full manufacturing operations in Australia, China, Indonesia, Malaysia, New Zealand and Thailand, employing some 750 people. In the past two years, PLP has completed two acquisitions which have expanded its presence in this region.







The first acquisition was PLP's 2009 acquisition of Dulmison. The integration of the Dulmison business into PLP, which started at the end of 2009 and continued during 2010, was completed successfully including the consolidation of the two Bangkok, Thailand based operations into one factory. The second acquisition took us into New Zealand. In 2010, PLP further strengthened its overall presence in the region with the acquisition of Electropar Limited, in August, of 2010. Electropar is a manufacturer and supplier of substation, distribution and transmission products supplying both the Australian and New Zealand electricity markets.

Across the region PLP enjoys strong support from all of its customers for the benefits and expanded product ranges that these recent acquisitions have brought.

With the diverse manufacturing and engineering capabilities and capacities that PLP now has across the region, PLP is ideally suited to meet not just the current demands of its electrical, telecommunication and industrial customers but also the demands for new and innovative products in the future as industry network evolution such as "smart grid" becomes a reality.

EUROPE, MIDDLE EAST AND AFRICA REGION (EMEA)

Throughout 2010, PLP's Europe, Middle East and Africa business has been able to maintain its market position despite the economic turmoil affecting many areas in this region. PLP continued to invest in people, new products, equipment and buildings. Both the offices and factory at the facility in Poland are currently being extensively modernized. In addition, PLP is using various 'Continuous Improvement' tools and introducing high efficiency production cells to improve production and employee safety across the region.

Once again this year has been a year of increasing the number of approvals for a wide range of products in PLP's two main divisions, Power and Telecommunications. These approvals have been across various customers' countries, positioning the European subsidiaries in the front line of key suppliers for the future.

The acquisition and subsequent integration of Dulmison has enabled the four manufacturing facilities (England, Poland, South Africa and Spain) to offer their customers many new and alternative products. Additionally, this has enabled the UK operation to introduce a complete approved range of string hardware and accessories to its market area.

The four operations continue to work well as a team to look for new opportunities for growth throughout the EMEA region.

AMERICAS REGION

The Americas region for PLP is served by operations in Brazil, Mexico, the United States and Canada. With over 1,200 employees in the region, PLP is well positioned to service power utility, communications, special industries and solar energy customers with local manufacturing capabilities and technical support.

Business in the region remained strong in 2010 with significant growth in the energy business specifically in the area of utility transmission. Investments continued to be made to upgrade and enhance the transmission grids throughout the region and PLP's broad product offering for these applications keep it well positioned for these project opportunities.

The communications business in the region was relatively soft as telecommunications and CATV companies remained cautious with spending on outside plant and equipment. Stimulus funding in the U.S. was just beginning to gain traction after long delays in the deployment and administration of those funds and it remains to be seen whether a bulk of these funds will ever be utilized for infrastructure improvements. PLP continues to invest heavily in new product development efforts across the region with significant expansion of the fiber optic product lines in 2010.

The integration of the Dulmison business in the Americas region went smoothly with Dulmison's operation in Mexico successfully merged with PLP's. Throughout 2010, Dulmison customers were transitioned over to PLP business without disruption to their business while at the same time receiving the exceptional customer service and technical support PLP has been offering to customers in the Americas region for over 60 years.

ELECTROPAR LIMITED: AUCKLAND, NEW ZEALAND



ELECTROPAR

PREFORMED LINE PRODUCTS

In August of 2010, PLP once again expanded its global family with the acquisition of Electropar Limited based in Auckland, New Zealand. Electropar is a market leader in the design, manufacture and supply of substation busbar systems, poleline hardware, windfarm systems, and other key products for utility market applications. Founded in 1950 by Murray Wallace, Electropar quickly grew into a market leader in New Zealand and under the guidance and direction of Murray's sons, Grant and Tony Wallace and his grandson Cameron, the business continued to grow and expand into a regional leader in the supply of products for the New Zealand and Australia power utility market. Electropar's business is further diversified into supplying the control and components sector which includes products for hazardous environments as well as critical components for advanced naval vessels. Electropar employs over 90 people and provides service and support to its customers with offices in Christchurch and Wellington. Electropar significantly enhances PLP's presence and expertise in the region and provides the global PLP group with access to substation design capabilities as well as world class electrical testing and laboratory facilities. The strong and well-established customer relationships Electropar has developed throughout its long history in New Zealand coupled with PLP's broad global product offering, including fiber optic communication products and solar energy hardware, strongly position Electropar/PLP to take advantage of future growth opportunities in the region.


ELECTROPAR

Sydney, Australia

Bangkok, Thailand

2010 BUSINESS CONDITIONS BY MARKET

The lingering global recession and turmoil in world financial markets negatively impacted economic activity in many regions around the world. As a result, many utility customers were forced to reduce their capital expenditure plans. In spite of this global uncertainty, PLP's worldwide operations delivered significant increases in sales to energy market customers. While the U.S. economy was not immune to these problems, the negative impact on energy market sales was tempered by several factors resulting in strong growth. The emerging economic and financial recovery along with aggressive federal fiscal stimulus encouraged investment by many utilities. This was offset somewhat by continuing weakness in new residential housing construction.

A major driver of the sales increase continues to be the emergence of "clean energy" projects. Both state and federal regulators are increasingly mandating that utility companies meet specified targets for generating power from renewable energy sources to reduce their carbon footprints. As the industry continues to implement "smart grid" technologies, PLP will see increased demand for its fiber optic products as many of these systems collect and transmit data over fiber optic cables.

ENERGY

TRANSMISSION

Transmission products continue to be the hottest segment of overall energy market sales. In the U.S., federal energy policy appears to finally address the issues identified in the 2005 Energy Policy Act that called for streamlined regulations to stimulate investment in facilities and infrastructure and promote greater efficiency in generation, transmission and distribution of power.



CORONA RINGS



VIBRATION DAMPERS

The explosion of "clean energy" projects utilizing renewable energy sources such as wind, solar and geothermal have fueled demand for our transmission products worldwide. These installations are often located in remote areas requiring the construction of new transmission lines to deliver their power output to the grid. Sales include a mix of PLP's newest products such as CUSHION-GRIP® Spacer Dampers, CUSHION-GRIP Twin Spacers and VORTX™ Vibration Dampers along with proven performers like ARMOR-GRIP® Suspension. PLP's success in manufacturing and selling these products in a globally competitive market has much to do with its Centers of Excellence approach to producing and sourcing components from our various international subsidiaries. For example, aluminum castings come from PLP Asia, iron castings from PLP Beijing, forgings from PLP Belos, rubber moldings from PLP Great Britain and u-bolts from PLP Brazil.

PLP expects product development programs currently underway to be concluded in 2011 and produce new transmission hardware products which will allow it to address a wider variety of customer needs. The synergies from these new products with the existing products will allow PLP to offer a complete transmission hardware package.

The future looks promising for transmission for the next several years as the rebuilding and expansion of the transmission grid continues to accelerate. PLP is well positioned to seize these opportunities.

DISTRIBUTION

Sales of Distribution products made a nice recovery from the prior year. The strengthening global economy allowed customers to complete repair and maintenance work that had been deferred. Distribution budgets continue to be reduced overall reflecting the continuing lack of new home construction. These budget reductions primarily affect demand for underground distribution products rather than overhead line hardware. PLP's product offerings are heavily weighted toward overhead and PLP should benefit as budget dollars are shifted from new underground construction to deferred overhead line maintenance.

PLP's acquisition of Dulmison made a significant contribution to our global Distribution sales increase as well as the increase in our sales of Fiber Optic hardware to the utility market. The integration of the Dulmison business was completed smoothly, and PLP was able to retain virtually all of Dulmison's market share.

Sales of fiber optic hardware to the utility market increased significantly in 2010. In the U.S., federal stimulus programs designed to deploy broadband to non-served and under-served areas of the country began awarding grants in earnest during 2010. Municipalities around the country are building their own fiber based systems to deliver a variety of services to their citizens. These include high-speed internet access, broadband entertainment and improved electrical service and reliability through deployment of smart grid technologies. PLP expects that this growth will continue as additional projects receive awards and funding driving additional sales.

PLP's close working relationships with the major overhead fiber optic cable manufacturers worldwide continue to pay dividends. PLP packages its hardware products with the fiber optic cable and these are delivered by the cable company as a complete solution for the customer's needs. Working with these partners has provided PLP with access to international projects particularly in Central and South America.

COMMUNICATIONS

The telecommunications and CATV business in 2010 was stable and in most market segments, improvements were made. One exception, carriers like Verizon, AT&T, and independent telephone companies continued to see a reduction in wireline telephone customers and increases in wireless and video technologies. Although these access lines continue to decline in North America for basic telephone needs, the copper network is still showing its value in the deployment of DSL internet connections. As such, PLP's legacy ARMADILLO® Stainless Splice Case continues to be an important device for maintenance of the imbedded base and for robust network upgrades at critical splice locations.

COYOTE® GLC









The independent local exchange carrier business continued to consolidate as Frontier's bid to acquire Verizon's rural properties was completed in 2010. This transaction negatively impacted investment for a period of time as both companies worked through the transition. Meanwhile, in response to consumers' growing demand for bandwidth intensive wireless applications, wireline based online video/gaming and cloud services, demand for PLP's popular COYOTE® Fiber Optic products increased in 2010.

In parallel, the CATV industry continues to battle the carriers, independent telco's and municipalities for market share in video and high speed internet services. They have maintained a strong market share position in providing video, high-speed internet and wireline telephone services through bundling efforts. However, as the CATV Operators continue to deploy advance technologies for video on demand, digital video recording (DVR) and additional high definition channels, the industry is examining network

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COYOTE® DTC







upgrades. While spending is cautionary, CATV service providers remained committed to a fiber to the node platform over fiber to the home, and improvements to their networks took place during 2010. PLP benefited across the board with improved sales in traditional formed wire and COYOTE® Fiber Optic products.

In preparation for future network upgrades, deployment of fiber infrastructure in underserved areas in support of the government's broadband stimulus program, cell phone backhaul improvements and an increased emphasis on last mile applications, PLP introduced several new and exciting products during the year. The industry's first and only hermetically sealed fiber pedestal, the COYOTE® GLC (ground level closure) was introduced. The product offers multiple fiber management options and can be easily moved to work areas for network changes during its service life.

A second product was introduced later in the year in support of PLP's focus on customer premise and demarcation applications. The COYOTE® DTC (drop termination closure) provides a cost effective solution for quick restoration of damaged/cut fiber service drops. Customers are energetically responding to this compact, low fiber count closure.

General market conditions in the EMEA region were again challenging in 2010. While many customers examined their network needs and are looking to enhance networks, spending was very cautionary as a weak economy and high unemployment rates continued. Despite a slow recovery, the EMEA group is poised to expand its product offering and is supporting the existing customer base as the telecommunication industry grows conservatively in the region.

Overall market conditions in South America improved incrementally. As Brazil awaits the upcoming World Cup and Olympic Games, demand for additional communication networks and improved bandwidth in the region should prevail over the next several years. In Chile, PLP responded to the emergency restoration needs of a fiber network resulting from the earthquake. Plans are to continue to expand in this market area, focusing on local service and product support.

SOLAR ENERGY

2010 marked another strong year for PLP's solar energy business worldwide. PLP's U.S. subsidiary, DPW Solar, experienced continued sales growth and business expansion. PLP's international solar operations grew as solar operations were expanded in several key areas.

DPW Solar designs, manufactures and promotes hardware systems and services throughout the U.S. from operations based in Albuquerque, New Mexico. In 2010, PLP continued to invest resources to expand manufacturing capacity and enhance customer service. 2010 also marked a year for significant product line expansion with the POWER GRID™ system gaining further market acceptance and the introduction of the Power Peak™ racking solution for large scale ground mount applications.

While significant growth opportunities exist for PLP's Solar business worldwide, increasing international competition, continued upward pressure on commodity prices and the on-going uncertainty surrounding government incentives will continue to provide challenges for PLP's solar business.


DPW | SOLAR
PREFORMED LINE PRODUCTS





POWER-FAB®

PLP SPACER DAMPERS

A STUDY IN INNOVATIVE DESIGN



In 2004, PLP was confronted with a need for a spacer damper design that could be used effectively through-out the world. Spacer dampers protect bundled high-voltage conductors from aeolian vibration. The design had to have excellent performance as well as being cost effective. PLP-US had developed its first spacer damper almost 30 years earlier but it was extremely expensive and difficult to produce.

PLP-GB developed a design to meet its extremely harsh environment in the mid 1990's. The design utilized a very strong frame plus a patented damping system to reduce line vibration and wear. The clamp attachment utilized elastomer liners which eased application plus reduced stress on the conductor. The PLP-GB design, while an excellent spacer damper was also costly to produce and for many applications, was over designed.

PLP-Brazil had developed a different spacer damper for its regional market that utilized a patented damping element plus helical rods to attach the spacer damper to the conductor. This helical attachment method is superior in performance but not well accepted in many markets due to the cost of installation in the field.

In 2004, a design team took on the challenge of combining the features of each of these spacer dampers to provide a spacer damper with excellent performance that could be cost effective plus easy to install in the field. The team was comprised of engineers from PLP-US, PLP-Brazil and PLP-GB. The basic design utilized the damping element design from PLP-Brazil and the conductor attachment design from Great Britain. The engineering team developed a specialized testing program to test the product to ensure long term performance in the field along with worldwide acceptance of the testing protocol. Over the next few years, the team developed and modified designs to meet these stringent requirements. Additionally, PLP leveraged its worldwide manufacturing platform to ensure that high quality, cost effective products were produced. This combining of engineering expertise throughout the world permitted an accelerated time to market. PLP received its first spacer damper orders in the US in 2005, and continues to expand its spacer damper product offering. PLP is now one of the world leaders in supply of spacer dampers.

MEMORIAL



This Annual Report is dedicated to the memory of Mike Campbell.

A member of our Rogers, Arkansas team for 25 years, Mike's talents as a toolmaker and machine builder were integral to bringing our product and process concepts to life. Not only could he build just about anything, Mike had a real knack for seeing the simple and elegant solutions to complex problems. That talent extended well beyond machining, to the issues of everyday life. A more gracious and even-tempered soul would be hard to come by.

We are all blessed not just to have known Mike, but to have been inspired by him as well.

PREFORMED LINE PRODUCTS COMPANY

CORPORATE INFORMATION

DIRECTORS

Robert G. Ruhlman
Chairman and CEO

Glenn E. Corlett
Professor and Former Dean at the College of Business at Ohio University

Richard R. Gascoigne
Former Managing Director at Marsh Inc.

Michael E. Gibbons
Sr. Managing Director, Brown Gibbons Lang & Company

R. Steven Kestner
Executive Partner, Baker & Hostetler LLP

Barbara P. Ruhlman

Randall M. Ruhlman
President
Ruhlman Motor Sports

OFFICERS

Robert G. Ruhlman
Chairman, President and CEO

J. Cecil Curlee, Jr.
Vice President
Human Resources

Eric R. Graef
Chief Financial Officer and Vice President Finance

William H. Haag III
Vice President
International Operations

Dennis F. McKenna
Vice President
Marketing and Business Development

David C. Sunkle
Vice President
Research, Engineering and Manufacturing

Caroline S. Vaccariello
General Counsel and Corporate Secretary

DOMESTIC PLANT LOCATIONS

Arkansas
Rogers

North Carolina
Albemarle

SUBSIDIARY

Direct Power and Water Corporation
Albuquerque, New Mexico

INTERNATIONAL OPERATIONS

Australia
Preformed Line Products (Australia) Pty. Ltd.
Sydney, Australia

Brazil
PLP-Produtos Para Linhas Preformados Ltda.
Sao Paulo, Brazil

Canada
Preformed Line Products (Canada) Ltd.
Cambridge, Ontario, Canada

China
Beijing PLP Conductor Line Products Co., Ltd.
Beijing, China

Indonesia
PT Preformed Line Products Indonesia
Bekasi, Indonesia

Malaysia
Preformed Line Products (Malaysia) Snd Bhd
Selangor, Malaysia

Mexico
Preformados de Mexico S.A. de C.V.
Querétaro, Mexico

New Zealand
Electropar Ltd.
Auckland, New Zealand

Poland
Belos-PLP S.A.
Bielsko-Biala, Poland

South Africa
Preformed Line Products (South Africa) Pty. Ltd.
Pietermaritzburg, Natal
Republic of South Africa

Spain
APRESA—PLP Spain, S. A.
Sevilla, Spain

Thailand
Preformed Line Products (Thailand) Ltd.
Bangkok, Thailand

United Kingdom
Preformed Line Products (Great Britain) Ltd.
Andover, Hampshire, England

AUDITORS

Ernst and Young LLP

REGISTRAR & TRANSFER AGENT

Computershare Trust Company, N.A.
Investor Relations
250 Royall Street
Canton, MA 02021

MAILING ADDRESS
P.O. Box 43078
Providence, RI 02940-3078

www.computershare.com

SHAREHOLDERS INQUIRIES
1-800-622-6757 (toll-free within the United States, Canada and Puerto Rico),
1-781-575-4735 (international direct dial)

COMMON SHARES

PLP common shares are traded on the NASDAQ Global Market under the ticker symbol: PLPC

CORPORATE HEADQUARTERS

Preformed Line Products Company
(an Ohio Corporation)
660 Beta Drive
Mayfield Village, Ohio 44143

MAILING ADDRESS
P.O. Box 91129
Cleveland, Ohio 44101-4301

Telephone: 440.461.5200
Fax: 440.442.8816
Web Site: www.preformed.com
E-mail: inquiries@preformed.com

The Company has adopted a code of conduct. A copy of the code of conduct is posted on our Internet Site at www.preformed.com in our About Us section.

If you would like to receive an electronic copy of this or future Annual Reports of Preformed Line Products, go to www.preformed.com, click Investor Relations and follow the instructions; or e-mail us at inquiries@preformed.com.


PLP
PREFORMED LINE PRODUCTS
The connection you can count on.

660 Beta Drive
Mayfield Village, OH 44143
(440) 461-5200
www.preformed.com
inquiries@preformed.com

Mailing Address:
PO Box 91129
Cleveland, OH 44101


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010

Commission file number 0-31164

Preformed Line Products Company
(Exact name of registrant as specified in its charter)

Ohio	34-0676895
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
660 Beta Drive Mayfield Village, Ohio	44143
(Address of Principal Executive Office)	(Zip Code)

(440) 461-5200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $2 par value per share	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: (None)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes _ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes _X__ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (S232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes __ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange act.
Large accelerated filer ____ Accelerated filer _X__ Non-accelerated filer____ Smaller Reporting Company ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No _X_

The aggregate market value of voting and non-voting common shares held by non-affiliates of the registrant as of June 30, 2010 was $61,224,698 based on the closing price of such common shares, as reported on the NASDAQ National Market System. As of March 9, 2011, there were 5,272,804 common shares of the Company ($2 par value) outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the Annual Meeting of Shareholders to be held April 25, 2011 are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14.

Forward-Looking Statements

This Form 10-K and other documents we file with the Securities and Exchange Commission ("SEC") contain forward-looking statements regarding Preformed Line Products Company's (the "Company") and management's beliefs and expectations. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance (as opposed to historical items) and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and factors could cause the Company's actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

The following factors, among others, could affect the Company's future performance and cause the Company's actual results to differ materially from those expressed or implied by forward-looking statements made in this report:

- The overall demand for cable anchoring and control hardware for electrical transmission and distribution lines on a worldwide basis, which has a slow growth rate in mature markets such as the United States (U.S.), Canada, and Western Europe and may not grow as expected in developing regions;
- The ability of our customers to raise funds needed to build the facilities their customers require;
- Technological developments that affect longer-term trends for communication lines such as wireless communication;
- The decreasing demands for product supporting copper-based infrastructure due to the introduction of products using new technologies or adoption of new industry standards;
- The Company's success at continuing to develop proprietary technology and maintaining high quality products and customer service to meet or exceed new industry performance standards and individual customer expectations;
- The Company's success in strengthening and retaining relationships with the Company's customers, growing sales at targeted accounts and expanding geographically;
- The extent to which the Company is successful in expanding the Company's product line or production facilities into new areas;
- The Company's ability to identify, complete and integrate acquisitions for profitable growth;
- The potential impact of consolidation, deregulation and bankruptcy among the Company's suppliers, competitors and customers;
- The relative degree of competitive and customer price pressure on the Company's products;
- The cost, availability and quality of raw materials required for the manufacture of products;
- The effects of fluctuation in currency exchange rates upon the Company's reported results from international operations, together with non-currency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic and regulatory factors;
- Changes in significant government regulations affecting environmental compliances;
- The telecommunication market's continued deployment of Fiber-to-the-Premises;
- The Company's ability to obtain funding for future acquisitions;
- The potential impact of the global economic condition and the depressed U.S. housing market on the Company's ongoing profitability and future growth opportunities in our core markets in the U.S. and other foreign countries where the financial situation is expected to be similar going forward;
- The continued support by Federal, State, Local and Foreign Governments in incentive programs for upgrading electric transmission lines and promoting renewable energy deployment;
- Those factors described under the heading "Risk Factors" on page 10.

Part I

Item 1. Business

Background

Preformed Line Products Company and its subsidiaries (the "Company") is an international designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, telecommunication, cable operators, information (data communication) and other similar industries. The Company's primary products support, protect, connect, terminate and secure cables and wires. The Company also provides solar hardware systems and mounting hardware for a variety of solar power applications. The Company's goal is to continue to achieve profitable growth as a leader in the innovation, development, manufacture and marketing of technically advanced products and services related to energy, communications and cable systems and to take advantage of this leadership position to sell additional quality products in familiar markets.

The Company serves a worldwide market through strategically located domestic and international manufacturing facilities. Each of the Company's domestic and international manufacturing facilities have obtained an International Organization of Standardization ("ISO") 9001:2000 Certified Management System, with the exception of Direct Power and Water Corporation (DPW), which was acquired during 2007. The ISO 9001:2000 certified management system is a globally recognized quality standard for manufacturing and assists the Company in marketing its products throughout the world. The Company's customers include public and private energy utilities and communication companies, cable operators, financial institutions, governmental agencies, contractors and subcontractors, distributors and value-added resellers. The Company is not dependent on a single customer or a few customers. No single customer accounts for more than ten percent of the Company's consolidated revenues.

The Company's products include:

- Formed Wire and Related Hardware Products
- Protective Closures
- Data Communication Cabinets
- Plastic Products
- Other Products

Formed Wire Products and Related Hardware Products are used in the energy, communications, cable and special industries to support, protect, terminate and secure both power conductor and communication cables and to control cable dynamics (e.g., vibration). Formed wire products are based on the principle of forming a variety of stiff wire materials into a helical (spiral) shape. Advantages of using the Company's helical formed wire products are that they are economical, dependable and easy to use. The Company introduced formed wire products to the power industry over 60 years ago and such products enjoy an almost universal acceptance in the Company's markets. Related hardware products include hardware for supporting and protecting transmission conductors, spacers, spacer-dampers, stockbridge dampers, corona suppression devices and various compression fittings for dead-end applications. Formed wire and related hardware products are approximately 65% of the Company's revenues in 2010, 62% in 2009 and 59% in 2008.

Protective Closures, including splice cases, are used to protect fixed line communication networks, such as copper cable or fiber optic cable, from moisture, environmental hazards and other potential contaminants. Protective closures are approximately 17% of the Company's revenues in 2010, 22% in 2009 and 24% in 2008.

Data Communication Cabinets are products used in high-speed data systems to hold and protect electronic equipment. Data communication cabinets are approximately 4% of the Company's revenues in 2010 and 2009 and 5% in 2008.

Plastic Products, including guy markers, tree guards, fiber optic cable markers and pedestal markers, are used in energy, communications, cable television and special industries to identify power conductors, communication cables and guy wires. Plastic products are approximately 3% of the Company's revenues in 2010, 2009 and 2008.

Other Products include hardware assemblies, pole line hardware, resale products, underground connectors, solar hardware systems and urethane products. They are used by energy, renewable energy, communications, cable and special industries for various applications and are defined as products that compliment the Company's core line offerings. Other products are approximately 11% of the Company's revenues in 2010, 9% in 2009 and 5% in 2008.

Corporate History

The Company was incorporated in Ohio in 1947 to manufacture and sell helically shaped "armor rods" which are sets of stiff helically shaped wires applied on an electrical conductor at the point where it is suspended or held. Thomas F. Peterson, the Company's founder, developed and patented a unique method to manufacture and apply these armor rods to protect electrical conductors on overhead power lines. Over a period of years, Mr. Peterson and the Company developed, tested, patented, manufactured and marketed a variety of helically shaped products for use by the electrical and telephone industries. Although all of Mr. Peterson's patents have now expired, those patents served as the nucleus for licensing the Company's formed wire products abroad.

The success of the Company's formed wire products in the U.S. led to expansion abroad. The first international license agreement was established in the mid-1950s in Canada. In the late 1950s the Company's products were being sold through joint ventures and licensees in Canada, England, Germany, Spain and Australia. Additionally, the Company began export operations and promoted products into other selected offshore markets. The Company continued its expansion program, bought out most of the original licensees, and, by the mid-1990s, had complete ownership of operations in Australia, Brazil, Canada, Great Britain, South Africa and Spain and held a minority interest in two joint ventures in Japan. The Company's international subsidiaries have the necessary infrastructure (i.e. manufacturing, engineering, marketing and general management) to support local business activities. Each is staffed with local personnel to ensure that the Company is well versed in local business practices, cultural constraints, technical requirements and the intricacies of local client relationships.

In 1968, the Company expanded into the underground telecommunications field by its acquisition of the Smith Company located in California. The Smith Company had a patented line of buried closures and pressurized splice cases. These closures and splice cases protect copper cable openings from environmental damage and degradation. The Company continued to build on expertise acquired through the acquisition of the Smith Company and in 1995 introduced the highly successful COYOTE® Closure line of products. Since 1995 fourteen domestic and three international patents have been granted to the Company on the COYOTE Closure. None of the COYOTE Closure patents have expired. The earliest COYOTE Closure patent was filed April 1995 and will not expire until April 2015.

In 1993, the Company purchased the assets of Superior Modular Products Company, located in Asheville, North Carolina.

Recognizing the need for a stronger presence in the fast growing Asian market, in 1996 the Company formed a joint venture in China and, in 2000, became sole owner of this venture.

In 2000, the Company acquired Rack Technologies Pty. Ltd, headquartered in Sydney, Australia. Rack Technologies was a specialist manufacturer of rack system enclosures for the communications, electronics and securities industries. This acquisition complemented and broadens the Company's existing line of data communication products used inside a customer's premises.

In 2002, the Company acquired the remaining 2.6% minority interest in its operations in Mexico. The 97.4% interest was acquired in 1969.

In 2003, the Company sold its 24% interest in Toshin Denko Kabushiki Kaisha in Osaka, Japan. The Company's investment in Toshin Denko dated back to 1961 when the joint venture company was founded.

In 2004, the Company acquired the assets of Union Electric Manufacturing Co. Ltd, located in Bangkok, Thailand.

In 2004, the Company sold its 49% interest in Japan PLP Co. Ltd., a joint venture in Japan.

In 2007, the Company acquired the shares of DPW, located in New Mexico, U.S. This acquisition broadened the Company's product lines and manufactures mounting hardware for a variety of solar power applications and provides designs and installations of solar power systems.

In 2007, the Company acquired 83.74% of Belos SA (Belos), located in Bielsko-Biala, Poland. Belos is a manufacturer and supplier of fittings for various voltage power networks. This acquisition complements the Company's existing line of energy products. In 2008, the Company acquired an additional 8.3% of the outstanding shares of Belos. In 2009, the Company acquired an additional 4.1% of the outstanding shares of Belos. In 2010, the Company acquired the remaining 3.86% of the outstanding shares of Belos.

In 2008, the Company divested its data communication business, Superior Modular Products.

In 2008, the Company formed a joint venture between the Company's Australian subsidiary, Preformed Line Products Australia Pty Ltd (PLP-AU) and BlueSky Energy Pty Ltd, a solar systems integration and installation business based in Sydney, Australia. PLP-AU holds a 50% ownership interest in the joint venture company, which operates under the name BlueSky Energy Australia (BlueSky), with the option to acquire the remaining 50% ownership interest from BlueSky Energy Pty Ltd over the next five years.

In 2009, the Company acquired a 33.3% investment in Proxisafe Ltd. Proxisafe is a Canadian developmental company formed to design and commercialize new industrial safety equipment located in Calgary, Alberta.

In 2009, the Company acquired the Dulmison business from Tyco Electronics Group S.A. (Tyco Electronics), which includes both the acquisition of equity of certain Tyco Electronics entities and the acquisition of assets from other Tyco Electronics entities. Dulmison was a leader in the supply and manufacturer of electrical transmission and distribution products. Dulmison designed, manufactured and marketed pole line hardware and vibration control products for the global electrical utility industry. Dulmison had operations in Australia, Thailand, Indonesia, Malaysia, Mexico and the United States. The Dulmison business has been fully integrated into the Company's core businesses.

In 2010, the Company acquired Electropar Limited (Electropar), a New Zealand corporation. Electropar designs, manufactures and markets pole line and substation hardware for the global electrical utility industry. Electropar is based in New Zealand with a subsidiary operation in Australia. The acquisition has and is expected to continue to strengthen the Company's position in the power distribution, transmission and substation hardware markets and will expand the Company's presence in the Asia-Pacific region.

The Company's World headquarters is located at 660 Beta Drive, Mayfield Village, Ohio 44143.

Business

The demand for the Company's products comes primarily from new, maintenance and repair construction for the energy, telecommunication and data communication industries. The Company's customers use many of the Company's products, including formed wire products, to revitalize the aging outside plant infrastructure. Many of the Company's products are used on a proactive basis by the Company's customers to reduce and prevent lost revenue. A single malfunctioning line could cause the loss of thousands of dollars per hour for a power or communication customer. A malfunctioning fiber cable could also result in substantial revenue loss. Repair construction by the Company's customers generally occurs in the case of emergencies or natural disasters, such as hurricanes, tornadoes, earthquakes, floods or ice storms. Under these circumstances, the Company provides 24-hour service to provide the repair products to customers as quickly as possible.

The Company has adapted the formed wire products' helical technology for use in a wide variety of fiber optic cable applications that have special requirements. The Company's formed wire products are uniquely qualified for these applications due to the gentle gripping over a greater length of the fiber cable. This is an advantage over traditional pole line hardware clamps that compress the cable to the point of possible fatigue and optical signal deterioration.

The Company's protective closures and splice cases are used to protect cable from moisture, environmental hazards and other potential contaminants. The Company's splice cases are easily re-enterable closures that allow utility maintenance workers access to the cables located inside the closure to repair or add communications services. Over the years, the Company has made many significant improvements in the splice case that have greatly increased their versatility and application in the market place. The Company also designs and markets custom splice cases to satisfy specific customer requirements. This has allowed the Company to remain a strong partner with several primary customers and has earned the Company the reputation as a responsive and reliable supplier.

Fiber optic cable was first deployed in the outside plant environment in the early 1980s. Through fiber optic technologies, a much greater amount of both voice and data communication can be transmitted reliably. In addition, this technology solved the cable congestion problem that the large count copper cable was causing in underground, buried and aerial applications. The Company developed and adapted copper closures for use in the emerging fiber optic world. In the late 1980s, the Company developed a series of splice cases designed specifically for fiber application. In the mid-1990s, the Company developed its plastic COYOTE Closure, and has since expanded the product line to address Fiber-to-the-Premise (FTTP) applications. The COYOTE Closure is an example of the Company developing a new line of proprietary products to meet the changing needs of its customers.

The Company also designs and manufactures data communication cabinets and enclosures for data communication networks, offering a comprehensive line of copper and fiber optic cross-connect systems. The product line enables reliable, high-speed transmission of data over customers' local area networks.

With the acquisition of DPW in 2007, the Company expanded into the fast growing renewable energy sector. DPW provides a comprehensive line of mounting hardware for a variety of solar power applications including residential roof mounting, commercial roofing systems, top of pole mounting and customized solutions. DPW also provides design and installation services for residential and commercial solar power systems primarily in the western U.S.

Markets

The Company markets its products to the energy, telecommunication, cable, data communication and special industries. While rapid changes in technology have blurred the distinctions between telephone, cable, and data communication, the energy industry is clearly distinct. The Company's role in the energy industry is to supply formed wire products and related hardware used with the electrical conductors, cables and wires that transfer power from the generating facility to the ultimate user of that power. Formed wire products are used to support, protect, terminate and secure both power conductor and communication cables and to control cable dynamics.

Electric Utilities - Transmission. The electric transmission grid is the interconnected network of high voltage aluminum conductors used to transport large blocks of electric power from generating facilities to distribution networks. Currently, there are three major power grids in the U.S.: the Eastern Interconnect, the Western Interconnect and the Texas Interconnect. Virtually all electrical energy utilities are connected with at least one other utility by one of these major grids. The Company believes that the transmission grid has been neglected throughout much of the U.S. for more than a decade. Additionally, because of deregulation, some electric utilities have turned this responsibility over to Independent System Operators (ISOs), who have also been slow to add transmission lines. With demand for power now exceeding supply in some areas, the need for the movement of bulk power from the energy-rich areas to the energy-deficient areas means that new transmission lines will likely be built and many existing lines will likely be refurbished. In addition, passage of the economic stimulus bill in early 2009 that contains provisions for upgrading the aging transmission infrastructure and connecting renewable energy sources to the grid should attract new investment to fund new infrastructure projects in the industry. The Company believes that this will generate growth for the Company's products in this market over at least the next several years. In addition, increased construction of international transmission grids is occurring in many regions of the world.

However, consolidations in the markets that the Company services' may also have an adverse impact on the Company's revenues.

Electric Utilities - Distribution. The distribution market includes those utilities that distribute power from a substation where voltage is reduced to levels appropriate for the consumer. Unlike the transmission market, distribution is still handled primarily by local electric utilities. These utilities are motivated to reduce cost in order to maintain and enhance their profitability. The Company believes that its growth in the distribution market will be achieved primarily as a result of incremental gains in market share driven by emphasizing the Company's quality products and service over price. Internationally, particularly in the developing regions, there is increasing political pressure to extend the availability of electricity to additional populations. Through its global network of factories and sales offices, the Company is prepared to take advantage of this new growth in construction.

Renewable Energy. The renewable energy market includes residential consumers, commercial businesses, off-grid operators, and utility companies that have an interest in alternative energy sources. Environmental concerns along with federal, state, and local utility incentives have fueled demand for renewable energy systems including solar, wind, and biofuel. The industry continues to grow rapidly as advancements in technology lead to greater efficiencies which drive down overall system costs. The Company currently provides hardware solutions, system design and installation services for solar power applications. The Company markets and sells these products and services to end-users, distributors, installers and integrators.

Communication and Cable. Major developments, including growing competition between the cable and communications industries and increasing overall demand for high-speed communication services, have led to a changing regulatory and competitive environment in many markets throughout the world. The deployment of new access networks and improvements to existing networks for advanced applications continues to gain momentum.

Cable operators, local communication operators and power utilities are building, rebuilding or upgrading signal delivery networks in developed countries. These networks are designed to deliver video and voice transmissions and provide Internet connectivity to individual residences and businesses. Operators deploy a variety of network technologies and architectures to carry broadband and narrowband signals. These architectures are constructed of electronic hardware connected via coaxial cables, copper wires or optical fibers. The Company manufactures closures that these industries use to securely connect and protect these vital networks.

As critical components of the outdoor infrastructure, closures provide protection against weather and vandalism, and permit technicians who maintain and manage the system ready access to the devices. Cable operators and local telephone network operators place great reliance on manufacturers of protective closures because any material damage to the signal delivery networks is likely to disrupt communication services. In addition to closures, the Company supplies the communication and cable industry with its formed wire products to hold, support, protect and terminate the copper wires and cables and the fiber optic cables used by that industry to transfer voice, video or data signals.

The industry has developed technological methods to increase the usage of copper-based plant through high-speed digital subscriber lines (DSLs). The popularity of these services, the regulatory environment and the increasingly fierce competition between communications and cable operators has driven the move toward building out the "last mile" in fiber networks. FTTP technology supports the next wave in broadband innovation by carrying fiber optic technology into homes and businesses. The Company has been actively developing products that address this market.

Data Communication. The data communication market is being driven by the continual demand for increased bandwidth. Growing Internet Service Providers (ISPs), construction in Wide Area Networks (WANs) and demand for products in the workplace are all key elements to the increased demand for the connecting devices made by the Company. The Company's products are sold to a number of categories of customers including, (i) ISPs, (ii) large companies and organizations which have their own local area network for data communication, and (iii) distributors of structured cabling systems and components for use in the above markets.

Special Industries. The Company's formed wire products are also used in other industries which require a method of securing or terminating cables, including the metal building, tower and antenna industries, the arborist industry, and various applications within the marine systems industry. Products other than formed wire products are also marketed to other industries. For example, the Company's urethane capabilities allow it to market products to the light rail industry. The Company continues to explore new and innovative uses of its manufacturing capabilities; however, these markets remain a small portion of overall consolidated sales.

International Operations

The international operations of the Company are essentially the same as its domestic (PLP-USA) business. The Company manufactures similar types of products in its international plants as are sold domestically, sells to similar types of customers and faces similar types of competition (and in some cases the same competitors). Sources of supply of raw materials are not significantly different internationally. See Note K in the Notes To Consolidated Financial Statements for information and financial data relating to the Company's international operations that represent reportable segments.

While a number of the Company's international plants are in developed countries, the Company believes it has strong market opportunities in developing countries where the need for the transmission and distribution of electrical power is significant. The Company is now serving the Far East market, other than China and Japan, primarily from Thailand and Indonesia. In addition, as the need arises, the Company is prepared to establish new manufacturing facilities abroad.

Sales and Marketing

Domestically and internationally, the Company markets its products through a direct sales force and manufacturing representatives. The direct sales force is employed by the Company and works with the manufacturer's representatives, as well as key direct accounts and distributors who also buy and resell the Company's products. The manufacturer's representatives are independent organizations that represent the Company as well as other complimentary product lines. These organizations are paid a commission based on the sales amount.

Research and Development

The Company is committed to providing technical leadership through scientific research and product development in order to continue to expand the Company's position as a supplier to the communications and power industries. Research is conducted on a continuous basis using internal experience in conjunction with outside professional expertise to develop state-of-the-art materials for several of the Company's products. These products capitalize on cost-efficiency while offering exacting mechanical performance that meets or exceeds industry standards. The Company's research and development activities have resulted in numerous patents being issued to the Company (see "Patents and Trademarks" below).

Early in its history, the Company recognized the need to understand the performance of its products and the needs of its customers. To that end, the Company developed a 29,000 square feet Research and Engineering Center located at its corporate headquarters in Mayfield Village, Ohio. Using the Research and Engineering Center, engineers and technicians simulate a wide range of external conditions encountered by the Company's products to ensure quality, durability and performance. The work performed in the Research and Engineering Center includes advanced studies and experimentation with various forms of vibration. This work has contributed significantly to the collective knowledge base of the industries the Company serves and is the subject matter of many papers and seminars presented to these industries.

The Company believes that its Research and Engineering Center is one of the most sophisticated in the world in its specialized field. The expanded Research and Engineering Center also has an advanced prototyping technology machine on-site to develop models of new designs where intricate part details are studied prior to the construction of expensive production tooling. Today, the Company's reputation for vibration testing, tensile testing, fiber optic cable testing, environmental testing, field vibration monitoring and third-party contract testing is a competitive advantage. In addition to testing, the work done at the Company's Research and Development Center continues to fuel product development efforts. For example, the Company estimates that approximately 18% of 2010 revenues were attributed to products developed by the Company in the past five years. In addition, the

Company's position in the industry is further reinforced by its long-standing leadership role in many key international technical organizations which are charged with the responsibility of establishing industry wide specifications and performance criteria, including IEEE (Institute of Electrical and Electronics Engineers), CIGRE (Counsiel Internationale des Grands Reseaux Electriques a Haute Tension), and IEC (International Electromechanical Commission). Research and development costs are expensed as incurred. Research and development costs for new products were $1.7 million in 2010, $2.3 million in 2009 and $2 million in 2008.

Patents and Trademarks

The Company applies for patents in the U.S. and other countries, as appropriate, to protect its significant patentable developments. As of December 31, 2010, the Company had in force 32 U.S. patents and 67 international patents in 11 countries and had pending six U.S. patent applications and 24 international applications. While such domestic and international patents expire from time to time, the Company continues to apply for and obtain patent protection on a regular basis. Patents held by the Company in the aggregate are of material importance in the operation of the Company's business. The Company, however, does not believe that any single patent, or group of related patents, is essential to the Company's business as a whole or to any of its businesses. Additionally, the Company owns and uses a substantial body of proprietary information and numerous trademarks. The Company relies on nondisclosure agreements to protect trade secrets and other proprietary data and technology. As of December 31, 2010, the Company had obtained U.S. registration on 31 trademarks and no trademark applications remained pending. International registrations amounted to 229 registrations in 38 countries, with no pending international registrations.

Since June 8, 1995, U.S. patents have been issued for terms of 20 years beginning with the date of filing of the patent application. Prior to that time, a U.S. patent had a term of 17 years from the date of its issuance. Patents issued by international countries generally expire 20 years after filing. U.S. and international patents are not renewable after expiration of their initial term. U.S. and international trademarks are generally perpetual, renewable in 10-year increments upon a showing of continued use. To the knowledge of management, the Company has not been subject to any significant allegation or charges of infringement of intellectual property rights by any organization.

In the normal course of business, the Company occasionally makes and receives inquiries with regard to possible patent and trademark infringement. The extent of such inquiries from third parties has been limited generally to verbal remarks to Company representatives. The Company believes that it is unlikely that the outcome of these inquiries will have a material adverse effect on the Company's financial position.

Competition

All of the markets that the Company serves are highly competitive. In each market, the principal methods of competition are price, performance, and service. The Company believes, however, that several factors (described below) provide the Company with a competitive advantage.

- The Company has a strong and stable workforce. This consistent and continuous knowledge base has afforded the Company the ability to provide superior service to the Company's customers and representatives.
- The Company's Research and Engineering Center in Mayfield Village, Ohio and Research and Engineering department's subsidiary locations maintain a strong technical support function to develop unique solutions to customer problems.
- The Company is vertically integrated both in manufacturing and distribution and is continually upgrading equipment and processes.
- The Company is sensitive to the marketplace and provides an extra measure of service in cases of emergency, storm damage and other rush situations. This high level of customer service and customer responsiveness is a hallmark of the Company.

- The Company's 17 manufacturing locations ensure close support and proximity to customers worldwide.

Domestically, there are several competitors for formed wire products. Although it has other competitors in many of the countries where it has plants, the Company has leveraged its expertise and is very strong in the global market. The Company believes that it is the world's largest manufacturer of formed wire products for energy and communications markets. However, the Company's formed wire products compete against other pole line hardware products manufactured by other companies.

Minnesota Manufacturing and Mining Company ("3M") is the primary domestic competitor of the Company for pressurized copper closures. Based on its experience in the industry, the Company believes it maintains a strong market share position.

The fiber optic closure market is one of the most competitive product areas for the Company, with the Company competing against, among others, Tyco International Ltd., 3M and Corning Cable Systems. There are a number of primary competitors and several smaller niche competitors that compete at all levels in the marketplace. The Company believes that it is one of four leading suppliers of fiber optic closures.

The Company's data communication competitors range from assemblers of low cost, low quality components, to well-established multinational corporations. The Company's competitive strength is its technological leadership and manufacturing expertise.

Sources and Availability of Raw Materials

The principal raw materials used by the Company are galvanized wire, stainless steel, aluminum covered steel wire, aluminum re-draw rod, plastic resins, glass-filled plastic compounds, neoprene rubbers and aluminum castings. The Company also uses certain other materials such as fasteners, packaging materials and communications cable. The Company believes that it has adequate sources of supply for the raw materials used in its manufacturing processes and it regularly attempts to develop and maintain sources of supply in order to extend availability and encourage competitive pricing of these products.

Most plastic resins are purchased under contracts to stabilize costs and improve delivery performance and are available from a number of reliable suppliers. Wire and re-draw rod are purchased in standard stock diameters and coils under contracts from a number of reliable suppliers. Contracts have firm prices except for fluctuations of base metals and petroleum prices, which result in surcharges when global demand is greater than the available supply.

The Company also relies on certain other manufacturers to supply products that complement the Company's product lines, such as aluminum and ferrous castings, fiber optic cable and connectors and various metal racks and cabinets. The Company believes there are multiple sources of supply for these products.

The Company relies on sole source manufacturers for certain raw materials used in production. The current state of economic uncertainty presents a risk that existing suppliers could go out of business. However, there are other potential sources for these materials available, and the Company could relocate the tooling and processes to other manufacturers if necessary.

Due to capacity constraints and increased worldwide demand, raw material costs increased throughout 2010. This increasing trend is expected to continue throughout 2011.

Backlog Orders

The Company's backlog was approximately $59.1 million at the end of 2010 and $38 million at the end of 2009. The Company's order backlog generally represents six to nine weeks of sales. All customer orders entered are firm at the time of entry. Substantially all orders are shipped within a two to four week period unless the customer requests an alternative date.

Seasonality

The Company markets products that are used by utility maintenance and construction crews worldwide. The products are marketed through distributors and directly to end users, who maintain stock to ensure adequate supply for their customers or construction crews. As a result, the Company does not have a wide variation in sales from quarter to quarter.

Environmental

The Company is subject to extensive and changing federal, state, and local environmental laws, including laws and regulations that (i) relate to air and water quality, (ii) impose limitations on the discharge of pollutants into the environment, (iii) establish standards for the treatment, storage and disposal of toxic and hazardous waste, and (iv) require proper storage, handling, packaging, labeling, and transporting of products and components classified as hazardous materials. Stringent fines and penalties may be imposed for noncompliance with these environmental laws. In addition, environmental laws could impose liability for costs associated with investigating and remediating contamination at the Company's facilities or at third-party facilities at which the Company has arranged for the disposal treatment of hazardous materials.

The Company believes it is in compliance in all material respects, with all applicable environmental laws and the Company is not aware of any noncompliance or obligation to investigate or remediate contamination that could reasonably be expected to result in a material liability. The Company does not expect to make any material capital expenditure during 2011 for environmental control facilities. The environmental laws continue to be amended and revised to impose stricter obligations, and compliance with future additional environmental requirements could necessitate capital outlays. However, the Company does not believe that these expenditures should ultimately result in a material adverse effect on its financial position or results of operations. The Company cannot predict the precise effect such future requirements, if enacted, would have on the Company. The Company believes that such regulations would be enacted over time and would affect the industry as a whole.

Employees

At December 31, 2010, the Company had 2,617 employees. Approximately 31% of the Company's employees are located in the U.S.

Available Information

The Company maintains an Internet site at http://www.preformed.com, on which the Company makes available, free of charge, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The Company's SEC reports can be accessed through the investor relations section of its Internet site. The information found on the Company's Internet site is not part of this or any other report that is filed or furnished to the SEC.

The public may read and copy any materials the Company files with or furnishes to the SEC at the SEC's Public Reference Room at 100 F. Street, NE., Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information filed with the SEC by electronic filers. The SEC's Internet site is http://www.sec.gov. The Company also has a link from its Internet site to the SEC's Internet site, this link can be found on the investor relations page of the Company's Internet site.

Item 1A. Risk Factors

Due to the Company's dependency on the energy and telecommunication industries, the Company is susceptible to negative trends relating to those industries that could adversely affect the Company's operating results.

The Company's sales to the energy and telecommunication industries represent a substantial portion of the Company's historical sales. The concentration of revenue in such industries is expected to continue into the foreseeable future. Demand for products to these industries depends primarily on capital spending by customers for constructing, rebuilding, maintaining or upgrading their systems. The amount of capital spending and, therefore, the Company's sales and profitability are affected by a variety of factors, including general economic conditions, access by customers to financing, government regulation, demand for energy and cable services, and technological factors. As a result, some customers may not continue as going concerns, which could have a material adverse effect on the Company's business, operating results and financial condition. Consolidation and deregulation present the additional risk to the Company in that combined or deregulated customers will rely on relationships with a source other than the Company. Consolidation and deregulation may also increase the pressure on suppliers, such as the Company, to sell product at lower prices.

The Company's business will suffer if the Company fails to develop and successfully introduce new and enhanced products that meet the changing needs of the Company's customers.

The Company's ability to anticipate changes in technology and industry standards and to successfully develop and introduce new products on a timely basis will be a significant factor in the Company's ability to grow and remain competitive. New product development often requires long-term forecasting of market trends, development and implementation of new designs and processes and a substantial capital commitment. The trend toward consolidation of the energy, telecommunication and data communication industries may require the Company to quickly adapt to rapidly changing market conditions and customer requirements. Any failure by the Company to anticipate or respond in a cost-effective and timely manner to technological developments or changes in industry standards or customer requirements, or any significant delays in product development or introduction or any failure of new products to be widely accepted by the Company's customers, could have a material adverse effect on the Company's business, operating results and financial condition as a result of reduced net sales.

The intense competition in the Company's markets, particularly telecommunication, may lead to a reduction in sales and profits.

The markets in which the Company operates are highly competitive. The level of intensity of competition may increase in the foreseeable future due to anticipated growth in the telecommunication and data communication industries. The Company's competitors in the telecommunication and data communication markets are larger companies with significant influence over the distribution network. The Company may not be able to compete successfully against its competitors, many of which may have access to greater financial resources than the Company. In addition, the pace of technological development in the telecommunication and data communication markets is rapid and these advances (i.e., wireless, fiber optic network infrastructure, etc.) may adversely affect the Company's ability to compete in this market.

The introduction of products embodying new technologies or the emergence of new industry standards can render existing products or products under development obsolete or unmarketable and result in lost sales.

The energy, telecommunication and data communication industries are characterized by rapid technological change. Satellite, wireless and other communication technologies currently being deployed may represent a threat to copper, coaxial and fiber optic-based systems by reducing the need for wire-line networks. Future advances or further development of these or other new technologies may have a material adverse effect on the Company's business, operating results and financial condition as a result of lost sales.

Price increases of raw materials could result in lower earnings.

The Company's cost of sales may be materially adversely affected by increases in the market prices of the raw materials used in the Company's manufacturing processes. The Company may not be able to pass on price increases in raw materials to the Company's customers through increases in product prices. As a result, the Company's operating results could be adversely affected.

The Company's international operations subject the Company to additional business risks that may have a material adverse effect on the Company's business, operating results and financial condition.

The Company's international operations subject the Company to additional business risks that may have a material adverse effect on the Company's business, operating results and financial condition.

International sales account for a substantial portion of the Company's net sales (58%, 54% and 54% in 2010, 2009 and 2008, respectively) and the Company expects these sales will increase as a percentage of net sales in the future. Due to its international sales, the Company is subject to the risks of conducting business internationally, including unexpected changes in, or impositions of, legislative or regulatory requirements, fluctuations in the U.S. dollar which could materially adversely affect U.S. dollar revenues or operating expenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection, reduced or limited protection of intellectual property rights, potentially adverse taxes and the burdens of complying with a variety of international laws and communications standards. The Company is also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with its international operations. These risks of conducting business internationally may have a material adverse effect on the Company's business, operating results and financial condition.

The Company may not be able to successfully integrate businesses that it may acquire in the future or complete acquisitions on satisfactory terms, which could have a material adverse effect on the Company's business, operating results and financial condition.

A portion of the Company's growth in sales and earnings has been generated from acquisitions. The Company expects to continue a strategy of identifying and acquiring businesses with complementary products. In connection with this strategy, the Company faces certain risks and uncertainties relating to acquisitions. The factors affecting this exposure are in addition to the risks faced in the Company's day-to-day operations. Acquisitions involve a number of special risks, including the risks pertaining to integrating acquired businesses. In addition, the Company may incur debt to finance future acquisitions, and the Company may issue securities in connection with future acquisitions that may dilute the holdings of current and future shareholders. Covenant restrictions relating to additional indebtedness could restrict the Company's ability to pay dividends, fund capital expenditures, consummate additional acquisitions and significantly increase the Company's interest expense. Any failure to successfully complete acquisitions or to successfully integrate such strategic acquisitions could have a material adverse effect on the Company's business, operating results and financial condition.

The Company may have interruptions in or lost businesses due to the uncertainty of the global economy, specifically the potential impact of bankruptcy among the Company's suppliers and lack of available funding for the Company's customers.

The Company relies on sole source manufacturers for certain materials that complement the Company's product lines. The current state of economic uncertainty presents a risk that existing suppliers could go out of business. If, due to any of these risk factors, the Company had to relocate the tooling and processes to other manufacturers, there could be an adverse effect on the supply and the Company's ability to make products on a timely basis. Additionally, as the financial markets are experiencing unprecedented volatility, lower levels of liquidity may be available. The inability to obtain funding may postpone customer spending and adversely affect the Company's business, operating results and financial condition.

Item 1B. Unresolved Staff Comments

The Company does not have any unresolved staff comments.

Item 2. Properties

The Company currently owns or leases 20 facilities, which together contain approximately 2 million square feet of manufacturing, warehouse, research and development, sales and office space worldwide. Most of the Company's international facilities contain space for offices, research and engineering (R&E), warehousing and manufacturing with manufacturing using a majority of the space. The following table provides information regarding the Company's principal facilities:

Location	Use	Owned/Leased	Square Feet	Reportable Segment
1. Mayfield Village, Ohio	Corporate Headquarters R&E	Owned	62,000	PLP-USA
2. Rogers, Arkansas	Manufacturing Warehouse Office	Owned	310,000	PLP-USA
3. Albemarle, North Carolina	Manufacturing Warehouse Office	Owned	261,000	PLP-USA
4. Sydney, Australia	Manufacturing R&E Warehouse Office	Owned	123,000	Asia-Pacific
5. São Paulo, Brazil	Manufacturing R&E Warehouse Office	Owned	148,500	The Americas
6. Cambridge, Ontario, Canada	Manufacturing Warehouse Office	Owned	73,300	The Americas
7. Andover, Hampshire, England	Manufacturing R&E Warehouse Office	Building Owned; Land Leased	89,400	EMEA
8. Queretaro, Mexico	Manufacturing Warehouse Office	Owned	82,900	The Americas
9. Beijing, China	Manufacturing Warehouse Office	Building Owned; Land Leased	180,900	Asia-Pacific
10. Pietermarizburg, South Africa	Manufacturing R&E Warehouse Office	Owned	73,100	EMEA
11. Sevilla, Spain	Manufacturing R&E Warehouse Office	Owned	63,300	EMEA
12. Bangkok, Thailand	Manufacturing Warehouse Office	Owned	60,000	Asia-Pacific

13. Albuquerque, New Mexico	Manufacturing Warehouse Office	Leased	27,200	The Americas
14. Bielsko-Biala, Poland	Manufacturing Warehouse Office	Buildings Owned; Land Leased	174,400	EMEA
15. Bekasi, Indonesia	Manufacturing Office	Owned	31,700	Asia-Pacific
16. Selangor, Malaysia	Manufacturing Warehouse Office	Leased	18,600	Asia-Pacific
17. Bangkok, Thailand	Manufacturing Warehouse Office	Leased	135,700	Asia-Pacific
18. Auckland, New Zealand	Manufacturing Warehouse Office	Leased	46,200	Asia-Pacific

Item 3. Legal Proceedings

From time to time, the Company may be subject to litigation incidental to its business. The Company is not a party to any pending legal proceedings that the Company believes would, individually or in the aggregate, have a material adverse effect on its financial condition, results of operations or cash flows.

Item 4. (Removed and Reserved)

Executive Officers of the Registrant

Each executive officer is elected by the Board of Directors, serves at its pleasure and holds office until a successor is appointed, or until the earliest of death, resignation or removal.

Name	Age	Position
Robert G. Ruhlman	54	Chairman, President and Chief Executive Officer
Eric R. Graef	58	Chief Financial Officer and Vice President - Finance
William H. Haag	47	Vice President - International Operations
J. Cecil Curlee Jr.	54	Vice President - Human Resources
Dennis F. McKenna	44	Vice President - Marketing and Business Development
David C. Sunkle	52	Vice President - Research and Engineering and Manufacturing
Caroline S. Vaccariello	44	General Counsel and Corporate Secretary

The following sets forth the name and recent business experience for each person who is an executive officer of the Company at March 1, 2011.

Robert G. Ruhlman was elected Chairman in July 2004. Mr. Ruhlman has served as Chief Executive Officer since July 2000 and as President since 1995 (positions he continues to hold). Mr. Ruhlman is the brother of Randall M. Ruhlman and son of Barbara P. Ruhlman, both Directors of the Company.

Eric R. Graef was elected Vice President—Finance in December 1999 and Chief Financial Officer in December 2007.

William H. Haag was elected Vice President—International Operations in April 1999.

J. Cecil Curlee Jr. was elected Vice President—Human Resources in January 2003.

Dennis F. McKenna was elected Vice President—Marketing and Business Development in April 2004.

David C. Sunkle was elected Vice President-Research and Engineering in January 2007. In addition, Mr. Sunkle has taken on the role of the Vice President – Manufacturing since July 2008. Mr. Sunkle joined the Company in 1978. He has served a variety of positions in Research and Engineering until 2002 when he became Director of International Operations. In 2006, Mr. Sunkle rejoined Research and Engineering as the Director of Engineering.

Caroline S. Vaccariello was elected General Counsel and Corporate Secretary in January 2007. Ms. Vaccariello joined the Company in 2005 as General Counsel and has led the Company's legal affairs since that time. Prior to that time, Ms. Vaccariello worked as an attorney for The Timken Company from 2003 to 2005.

Part II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

The Company's Common Shares are traded on NASDAQ under the trading symbol "PLPC". As of March 9, 2011, the Company had approximately 900 shareholders of record. The following table sets forth for the periods indicated (i) the high and low closing sale prices per share of the Company's Common Shares as reported by the NASDAQ and (ii) the amount per share of cash dividends paid by the Company.

While the Company expects to continue to pay dividends of a comparable amount in the near term, the declaration and payment of future dividends will be made at the discretion of the Company's Board of Directors in light of then current needs of the Company. Therefore, there can be no assurance that the Company will continue to make such dividend payments in the future.

	Year ended December 31					
	2010			2009		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$44.14	$34.60	$0.20	$47.65	$28.26	$0.20
Second	39.06	27.95	0.20	48.96	32.70	0.20
Third	35.64	27.50	0.20	44.16	33.06	0.20
Fourth	62.14	33.60	0.20	44.40	37.85	0.20

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	183,233	$34.46	177,403
Equity compensation plans not approved by security holders	72,057	$35.89	-
Total	255,290		177,403

Performance Graph

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in the Company's Common Shares with the cumulative total return of hypothetical investments in the NASDAQ Market Index and the Hemscott Industry Group 627 (Industrial Electrical Equipment) Index based on the respective market price of each investment at December 31, 2005, December 31, 2006, December 31, 2007, December 31, 2008, December 31, 2009, and December 31, 2010, assuming in each case an initial investment of $100 on December 31, 2005, and reinvestment of dividends.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Preformed Line Products, the NASDAQ Composite Index
and a Hemscott Group Index
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/05
12/06
12/07
12/08
12/09
12/10
Preformed Line Products
NASDAQ Composite
Hemscott Group Index

*$100 invested on 12/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

COMPANY / INDEX / MARKET	2005	2006	2007	2008	2009	2010
PREFORMED LINE PRODUCTS CO	100.00	84.34	145.96	114.00	110.57	150.95
NASDAQ MARKET INDEX	100.00	111.74	124.67	73.77	107.12	125.93
HEMSCOTT GROUP INDEX	100.00	132.35	181.83	95.26	135.74	173.54

Purchases of Equity Securities

On August 4, 2010, the Company announced the Board of Directors authorized a plan to repurchase up to 250,000 of Preformed Line Products common shares. The repurchase plan does not have an expiration date. There were no repurchases for the three-month period ended December 31, 2010.

Item 6. Selected Financial Data

	2010	2009	2008	2007	2006
	(Thousands of dollars, except per share data)				
Net Sales and Income					
Net sales	$338,305	$257,206	$269,742	$233,289	$196,910
Operating income	28,480	19,460	23,988	21,133	16,359
Income before income taxes and discontinued operations	30,183	29,593	24,760	21,321	17,180
Income from continuing operations, net of tax	23,008	22,833	17,042	13,820	11,827
Net income	23,008	22,833	17,911	14,213	12,103
Net income (loss) attributable to noncontrolling interest, net of tax	(105)	(524)	288	54	-
Net income attributable to PLPC	23,113	23,357	17,623	14,159	12,103
Per Share Amounts					
Income from continuing operations attributable to PLP shareholders - basic	$4.41	$4.46	$3.17	$2.57	$2.11
Net income attributable to PLPC common shareholders - basic	4.41	4.46	3.34	2.64	2.16
Income from continuing operations attributable to PLPC shareholders - diluted	4.33	4.35	3.14	2.54	2.09
Net income attributable to PLPC common shareholders - diluted	4.33	4.35	3.30	2.61	2.14
Dividends declared	0.80	0.80	0.80	0.80	0.80
PLPC Shareholders' equity	37.21	32.58	26.09	27.82	24.47
Other Financial Information					
Current assets	$167,342	$138,440	$112,670	$123,450	$100,374
Total assets	280,979	235,372	190,875	203,866	170,852
Current liabilities	56,558	46,340	35,248	42,349	32,372
Long-term debt (including current portion)	10,650	4,429	3,147	4,959	4,361
Capital leases	590	239	112	373	478
PLPC Shareholders' equity	196,140	170,966	136,265	149,721	131,148

On December 18, 2009, the Company completed a business combination acquiring certain subsidiaries and other assets from Tyco Electronics. The 2009 results were impacted by a $9.1 million gain, after taxes, on the acquisition, or $1.74 per basic share and $1.69 per diluted share. On May 30, 2008, the Company divested its Superior Modular Products subsidiary (SMP). The net sales and income and per share amounts sections for the years noted above have been restated to provide comparable information excluding the divestiture of the SMP operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related Notes To Consolidated Financial Statements included in Item 8 in this report.

Preformed Line Products Company (the "Company", "PLPC", "we", "us", or "our") was incorporated in Ohio in 1947. We are an international designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, telecommunication, cable operators, information (data communication), and other similar industries. Our primary products support, protect, connect, terminate, and secure cables and wires. We also provide solar hardware systems and mounting hardware for a variety of solar power applications. Our goal is to continue to achieve profitable growth as a leader in the innovation, development, manufacture, and marketing of technically advanced products and services related to energy, communications, and cable systems and to take advantage of this leadership position to sell additional quality products in familiar markets. We have 17 sales and manufacturing operations in 14 different countries.

RECENT DEVELOPMENTS/ ACQUISITIONS

As a result of several global acquisitions since 2007 and corresponding significant changes in the Company's internal structure, we realigned our business units as of the fourth quarter of 2010, into four operating segments to better capitalize on business development opportunities, improve ongoing services, enhance the utilization of our worldwide resources and global sourcing initiatives and to manage the Company better.

We report our segments in four geographic regions: PLP-USA, The Americas, EMEA (Europe, Middle East & Africa) and Asia-Pacific in accordance with accounting standards codified in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 280, Segment Reporting. Each segment distributes a full range of our primary products. Our PLP-USA segment is comprised of our U.S. operations manufacturing our traditional products primarily supporting our domestic energy and telecommunications products. Our other three segments, The Americas, EMEA and Asia-Pacific support the Company's energy, telecommunications, data communication and solar products in each respective geographical region.

The segment managers responsible for each region report directly to the Company's Chief Executive Officer, who is the chief operating decision maker and are accountable for the financial results and performance of their entire segment for which they are responsible. The business components within each segment are managed to maximize the results of the entire company rather than the results of any individual business component of the segment.

The amount of each segment's performance reported is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. We evaluate segment performance and allocate resources based on several factors primarily based on sales and net income. The segment information of all prior periods has been recast to conform to the current segment presentation.

On May 15, 2010, we agreed to purchase Electropar Limited (Electropar), a New Zealand corporation.

Electropar Limited designs, manufactures and markets pole line and substation hardware for the global electrical utility industry. Electropar is based in New Zealand with a subsidiary operation in Australia. We believe that the acquisition of Electropar has and will continue to strengthen our position in the power distribution, transmission and substation hardware markets and expand our presence in the Asia-Pacific region.

The acquisition of Electropar closed on July 31, 2010. Pursuant to the Purchase Agreement, we acquired all of the equity outstanding of Electropar for NZ$20.3 million or $14.8 million U.S. dollars, net of a customary post-closing working capital adjustment of $.2 million. The Purchase Agreement includes customary representations, warranties, covenants and indemnification provisions. In addition, we may be required to make an additional earn-out consideration payment up to NZ$2 million or $1.5 million U.S. dollars based on Electropar achieving a financial performance target (Earnings Before Interest, Taxes, Depreciation and Amortization) over the twelve months ending July 31, 2011. The fair value of the contingent consideration arrangement is determined by estimating the expected (probability-weighted) earn-out payment discounted to present value. Based upon our initial evaluation of the range of outcomes for this contingent consideration, we have accrued $.4 million for the additional earn-out consideration payment as of the acquisition date. Electropar has been included in our Asia-Pacific reporting segment.

On December 18, 2009, the Company and Tyco Electronics Group S.A. (Tyco Electronics) completed a Stock and Asset Purchase Agreement, pursuant to which we acquired from Tyco Electronics its Dulmison business for $16 million and the assumption of certain liabilities. The acquisition of Dulmison strengthened our position in the power distribution and transmission hardware market and expanded our presence in the Asia-Pacific region. As a result of the acquisition, we added operations in Indonesia and Malaysia and strengthened our existing positions in Australia, Thailand, Mexico and the United States.

We apply the purchase method of accounting to our acquisitions pursuant to FASB ASC 805, Business Combinations. Under this method, we allocate the cost of business acquisitions to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition, commonly referred to as the purchase price allocation. As part of the purchase price allocations for our business acquisitions, identifiable intangible assets are recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired business and sold, transferred, licensed, rented, or exchanged. The purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with any excess recorded as goodwill. We determine the fair values of such assets and liabilities, generally in consultation with third-party valuation advisors. Such fair value assessments require significant judgments and estimates such as projected cash flows, discount rates, royalty rates and remaining useful lives that can differ materially from actual results.

The current accounting standards requires us to record inventories at their respective fair values as of the acquisition date. To estimate the fair values of inventories acquired, we estimated the approximate selling price of these inventories and then subtracted the necessary expenses to sell and support the sale of these inventories. Specifically, the estimated selling price of the inventory was estimated by "grossing up" the inventories book values by an expected gross profit margin. We then subtract only certain operating expenses that would be incurred to dispose of the inventory items.

The current accounting standards, as previously noted, requires us to report the fair values of acquired tangible and intangible assets at the acquisition date fair value. In relation to our two most recent acquisitions previously noted, inventories were written up a net amount of $1.6 million and the acquired intangible assets (consisting of customer relationships, trade names, technology, and customer backlog) were valued at $10 million. For the year ended December 31, 2010, our operating income of $28.5 million was decreased by $1.7 million for the sales of acquired finished goods inventories that had been recorded at acquisition date fair value coupled with $.9 million of intangible amortization expense. Also, our 2011 operating results will be impacted by $.6 million as the result of amortizing the fair value of inventories and intangible amortization expense.

Operating results were also impacted by acquisition related costs of $1.1 million for the twelve month period ended December 31, 2010. These costs were for legal, accounting, valuation, other professional services and travel related costs. These costs were included in general and administrative costs in our statement of consolidated income.

DISCONTINUED OPERATONS

Our consolidated financial statements were impacted by the divestiture of Superior Modular Products (SMP) on May 30, 2008. We sold our SMP subsidiary for $11.7 million, which resulted in a $.8 million gain, net of tax, and included $1.5 million to be held in escrow for one year. We have not provided any significant continuing involvement in the operations of SMP after the closing of the sale. For tax purposes, the sale of SMP generated a capital loss, which was not deductible except for amounts used to offset capital gains in 2008 and 2009. A full valuation allowance was provided against the deferred tax asset on the remaining portion of the capital loss carryover. The operating results of SMP are presented in our statements of consolidated income as discontinued operations, net of tax. For the year ended December 31, 2008, income from discontinued operation, net of tax was $.9 million, or $.16 per diluted share.

MARKET OVERVIEW

Our business continues to be concentrated in the energy, communications and solar markets. During the past several years, industry consolidation continued as distributors and service provider consolidations took place in our major markets. This trend is expected to continue in 2011. The sluggish global economy coupled with a depressed U.S. housing market has and could continue to affect construction projects and negatively impact growth opportunities in our core markets in the U.S. and countries such as Spain, Poland and Great Britain where the financial situation is expected to be similar going forward.

In 2010, we again experienced growth in our energy and solar markets. We continued to see the investment in renewable energy projects, new transmission grids, new technologies, and upgrading and maintenance of the existing energy infrastructure. We expect the distribution energy market to be relatively flat in 2011 but anticipate continued growth in demand for transmission and fiber optic products.

We believe that the acquisition of Dulmison from Tyco Electronics in December 2009 and Electropar in July 2010 have further contributed to the Company's leadership position and will enable the Company to enhance the scope of its product lines and the technology it provides to this important market. Dulmison's spacer, spacer-damper and stockbridge damper product lines fit well and complement PLP's product offerings and enable the

Company to offer the most comprehensive line of products in the industry. We further strengthened our overall presence in the Asia-Pacific region with the acquisition of Electropar in Auckland, New Zealand. Electropar is a manufacturer of substation, distribution and transmission products supplying both the Australian and New Zealand electricity markets. With demand for electrical power continuing to increase, especially in many fast growing areas of the world, the Company's leadership position in the market will enable it to take advantage of prospects for continued growth as the transmission grid is enhanced and extended.

Our international business is more concentrated in the energy markets. Historically, our international sales were primarily related to the distribution portion of the energy market but have grown through acquisition and new product development to include a significant contribution from the transmission market. We believe that we are well positioned to supply the needs of the world's diverse energy market requirements as a result of our strategically located operations and array of product designs and technologies.

The Company's communication business in 2010 faced challenges throughout the world. Many communications customers cut back on capital and operational spending as the global economic downturn negatively impacted consumer spending on communication services. The U.S. was hit especially hard as communication carriers diverted operational funds to wireless communication projects where they could realize a faster return on their spending and investments. Also, the broadband stimulus program that was announced early in 2009 failed to gain additional traction throughout the year and the administrative burden of the program has further delayed the deployment of funds. Through all of this, the Company maintained its focus on the customer and put resources towards new product development efforts. These efforts were directed at customer premise and demarcation applications which are the final connections between the network and the end consumer.

As economic conditions improve and stimulus funds eventually start flowing into projects, we believe our efforts in these areas will lead to growth in the communications business. Opportunities for growth also look promising in Central and South America where deployment of fixed line telecommunications services and broadband penetration rates remain low as a percentage of the total population.

Preface

Our consolidated financial results for the years ended December 31, 2010, 2009, and 2008 include the financial results of our solar energy operation, Direct Power and Water (DPW), acquired on March 22, 2007, Belos, in Poland, acquired on September 6, 2007; BlueSky Energy Pty Ltd. (BlueSky) a joint venture entered into on May 21, 2008, Dulmison, acquired on December 18, 2009, and Electropar, acquired on July 31, 2010.

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S. (GAAP). Our discussions of the financial results include non-GAAP measures (primarily the impact of foreign currency and the gain on acquisition of business under FASB ASC 805 ("bargain purchase gain") noted below) to provide additional information concerning our financial results and provide information that is useful to the assessment of our performance and operating trends.

Our net sales for the year ended December 31, 2010 increased $81.1 million, or 32%, compared to 2009. Our net sales increase was caused by a 41% increase in foreign net sales in addition to a 20% increase in U.S. net sales. Our foreign and U.S. net sales increases were primarily attributable to global business combinations, new business, improving market conditions, particularly outside the U.S., and favorable foreign currency exchange rates. Our financial statements are subject to fluctuations in the exchange rates of foreign currencies in relation to the U.S. dollar. As foreign currencies strengthen against the U.S. dollar, our revenues and costs increase as the foreign currency-denominated financial statements translate into more dollars. The fluctuations of foreign currencies during 2010, especially the Australian dollar, South African rand and Brazilian real, had a positive impact on net revenues of $14.1 million as compared to 2009. Excluding the effect of currency translation, 2010 net sales increased in all four of our reportable segments compared to 2009. Our gross profit decreased to 32% from 33% in 2009 as a percentage of net sales mostly due to an overall increase in raw material costs. Excluding the effect of currency translation, gross profit increased $18.6 million, or 22%, compared to 2009. Overall, cost and expenses, as a percentage of net sales, decreased 2% points compared to 2009. Excluding the effect of currency translation, costs and expenses increased $11.7 million, or 18%, as both U.S. and foreign costs and expenses increased 18%. The primary reasons costs and expenses increased compared to 2009 was due to continued investment in personnel, research and engineering costs, acquisition and integration related costs, and amortization expense related to acquired intangible assets. Excluding the effect of currency translation and as a result of the preceding, operating income of $28.5 million increased $7.5 million, or 39%. Due to the acquisition of Dulmison, we realized a $9.1 million bargain purchase gain which was included in Other income (expense) in December 2009. Net income in 2010 of $23 million increased $.2 million compared to 2009. Excluding the bargain purchase gain from 2009, net income would have increased $9.3 million compared to 2009.

Despite the global economic conditions, we are seeing an improvement in our global marketplace and our financial condition continues to remain strong. We continue to generate cash flows from operations, have proactively managed working capital and have controlled capital spending. We currently have a debt to equity ratio of 6% and can borrow needed funds at an attractive interest rate under our credit facility. While current worldwide conditions necessitate that we concentrate our efforts on maintaining our financial strength, we believe there are many available opportunities for growth. We will pursue these opportunities as appropriate in the current environment in order to improve our competitive position in the future.

The following table sets forth a summary of the Company's consolidated income statements and the percentage of net sales for the years ended December 31, 2010, 2009 and 2008. The Company's past operating results are not necessarily indicative of future operating results.

	Year ended December 31					
Thousands of dollars	2010		2009		2008	
Net sales	$ 338,305	*100%*	$ 257,206	*100%*	$ 269,742	*100%*
Cost of products sold	230,089	*68%*	172,438	*67%*	182,475	*68%*
GROSS PROFIT	108,216	*32%*	84,768	*33%*	87,267	*32%*
Costs and expenses	79,736	*24%*	65,308	*25%*	63,279	*23%*
OPERATING INCOME	28,480	*8%*	19,460	*8%*	23,988	*9%*
Other income	1,703	*1%*	10,133	*4%*	772	*0%*
INCOME BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	30,183	*9%*	29,593	*12%*	24,760	*9%*
Income taxes	7,175	*2%*	6,760	*3%*	7,718	*3%*
INCOME FROM CONTINUING OPERATIONS, NET OF TAX	23,008	*7%*	22,833	*9%*	17,042	*6%*
Income from discontinued operations, net of tax	-	*0%*	-	*0%*	869	*0%*
NET INCOME	$ 23,008	*7%*	$ 22,833	*9%*	$ 17,911	*7%*

2010 Results of Operations compared to 2009

Highlights:

- Net Sales increased 32% to $338.3 million, a record for the Company, from $257.2 million in 2009.
- Operating income increased 46% to $28.5 million from $19.5 million in 2009.
- Net income of $23 million was also a record for the Company.
- Bank debt to equity ratio of 6% and 4% as of December 31, 2010 and 2009.

Net Sales. In 2010, net sales were $338.3 million, an increase of $81.1 million, or 32%, compared to 2009. Excluding the effect of currency translation, net sales increased $67 million as summarized in the following table:

thousands of dollars	Year ended December 31 2010	2009	Change	Change due to currency translation	Change excluding currency tranlation	% change
Net sales						
PLP-USA	$ 118,325	$ 103,910	$ 14,415	$ -	$ 14,415	14 %
The Americas	79,695	62,161	17,534	5,567	11,967	19
EMEA	50,073	46,863	3,210	1,007	2,203	5
Asia-Pacific	90,212	44,272	45,940	7,502	38,438	87
Consolidated	$ 338,305	$ 257,206	$ 81,099	$ 14,076	$ 67,023	26 %

The increase in PLP-USA net sales of $14.4 million, or 14%, was due to a sales volume increase of $10.4 million and sales mix increases of $6.5 million partially offset by lower average prices when compared to 2009. We estimate that approximately $10 million of the $14.4 million increase in PLP-USA net sales is attributable to the acquisition of Dulmison in December 2009. International net sales for the year ended December 31, 2010 were favorably affected by $14.1 million when local currencies were converted to U.S. dollars. The following discussions of international net sales exclude the effect of currency translation. The Americas net sales of $79.7 million increased $12 million, or 19%, primarily due to the increased volume in solar sales coupled with stronger overall market demand in energy volume sales in the region. In EMEA, net sales increased $2.2 million, or 5%, due to stronger market conditions in the region, particularly in the market in Poland due to the strengthening of Poland's economy. In Asia-Pacific, net sales increased $38.4 million, or 87%. Approximately $33.3 million was generated by our two most recent acquisitions. The balance was due to an increase in sales volume.

Gross Profit. Gross profit of $108.2 million for 2010 increased $23.4 million, or 28%, compared to 2009. Excluding the effect of currency translation, gross profit increased 22% as summarized in the following table:

thousands of dollars	Year Ended December 31 2010	2009	Change	Change due to currency translation	Change excluding currency translation	% change
Gross profit						
PLP-USA	$ 37,946	$ 33,727	$ 4,219	$ -	$ 4,219	13 %
The Americas	23,105	20,535	2,570	1,742	828	4
EMEA	17,070	15,354	1,716	482	1,234	8
Asia-Pacific	30,095	15,152	14,943	2,585	12,358	82
Consolidated	$ 108,216	$ 84,768	$ 23,448	$ 4,809	$ 18,639	22 %

PLP-USA gross profit of $37.9 million increased $4.2 million compared to 2009. PLP-USA gross profit increased $7.4 million due to higher sales partially offset by an increase in material costs of $1.8 million coupled with an increase in personnel related costs of $.8 million and increased freight of $.6 million on greater net sales. International gross profit for the year ended December 31, 2010 was favorably impacted by $4.8 million when local currencies were translated to U.S. dollars. The following discussion of international gross profit excludes the effect of currency translation. The Americas gross profit increase of $.8 million was primarily the result of $3.1 million from higher net sales partially offset by a decrease in production margins of $2.2 million coupled with slightly higher overall material costs in the region. The EMEA gross profit increase of $1.2 million was the result of $.6 million from higher net sales coupled with better product margins. Asia-Pacific gross profit of $30.1 million increased $12.4 million compared to 2009. The majority of the increase in gross profit was related to the sales realized through the acquisitions of Dulmison in December 2009 and Electropar in July 2010.

Our 2010 gross profit was impacted by the sale of inventories which were adjusted to fair value on their respective acquisition dates. The Dulmison and Electropar acquisitions were accounted for pursuant to the current business combination standards. In accordance with the standards, we recorded, as of their respective acquisition dates, the acquired inventories at their respective fair values. We have sold and therefore recognized $1.7 million of the acquired finished goods inventories fair value adjustment in Cost of products sold.

Costs and expenses. Cost and expenses of $79.7 million for the year ended December 31, 2010 increased $14.4 million, or 22%, compared to 2009. Excluding the effect of currency translation, costs and expenses increased 18% as summarized in the following table:

thousands of dollars	Year ended December 31					
	2010	2009	Change	Change due to currency translation	Change excluding currency translation	% change
Costs and expenses						
PLP-USA	$ 39,110	$ 33,872	$ 5,238	$ -	$ 5,238	15 %
The Americas	13,198	9,982	3,216	1,010	2,206	22
EMEA	8,415	8,940	(525)	145	(670)	(7)
Asia-Pacific	19,013	12,514	6,499	1,571	4,928	39
Consolidated	$ 79,736	$ 65,308	$ 14,428	$ 2,726	$ 11,702	18 %

PLP-USA costs and expenses increased $5.2 million primarily due to an increase in personnel related costs of $2.2 million, $.4 million due to an increase in travel related expenses, an increase in commission expense of $.7 million due to the increase and mix of commissionable sales, a $1 million increase in consulting expense and a $.1 million increase in intangible asset amortization expense related to the Dulmison acquisition. PLP-USA costs and expenses also increased $.9 million due to a decrease in other operating income primarily related to a $.4 million lower cash surrender value on life insurance policies compared to 2009, a decrease on gains on sale of capital assets of $.3 million and a decrease of $.1 million due to a lower gain on foreign currency translations.
International costs and expenses for the year ended December 31, 2010 were unfavorably impacted by $2.7 million when local currencies were translated to U.S. dollars compared to 2009. The following discussions of international costs and expenses exclude the effect of currency translation. The Americas costs and expenses increased $2.2 million primarily due to an increase in employee headcount in the region, mainly attributable to our investment in research and engineering to support our future growth, coupled with higher personnel related costs and $.5 million related to higher sales commissions. EMEA costs and expenses decreased $.7 million. EMEA's costs and expenses decrease was due to a $1.4 million gain on currency transactions partially offset by an increase in employee related costs coupled with higher sales commissions of $.2 million. Asia-Pacific costs and expenses increased $4.9 million compared to 2009. The Dulmison and Electropar acquisitions added $4 million to costs and expenses compared to 2009. Also contributing $.9 million to the costs and expenses increase was our legacy locations located in our Asia-Pacific reportable segment. The increase in our legacy locations costs and expenses was primarily due to personnel related costs coupled with higher depreciation expense and research and engineering costs. Overall, Asia-Pacific costs and expenses for the year ended December 31, 2010 were $.8 million higher due to the aggregate amortization expense of intangible assets acquired in our Dulmison and Electropar business combinations. Asia-Pacific commissions increased $.3 million compared to 2009. Also, Asia-Pacific recognized $1.7 million in December 2009 related to employee termination benefits for certain Dulmison employees related to the Dulmison Australia asset acquisition.

Other income. Other income for the year ended December 31, 2010 of $1.7 million was $8.4 million lower compared to 2009. The primary reason was in December 2009, we recorded a $9.1 million bargain purchase gain related to the acquisition of Dulmison. Partially offsetting the bargain purchase gain in 2009 was a $1.2 million gain realized in 2010 as a result of revaluing our forward foreign exchange contract to fair value. This forward foreign exchange contract was entered into on June 7, 2010 to reduce our exposure to foreign currency rate changes related to the purchase price of Electropar, which closed on July 31, 2010. Also contributing to the decrease in other income was a $.3 million increase in non-operational expenses related to our foreign jurisdictions coupled with the increase in interest expense at several of our foreign and domestic locations.

Income taxes. Income taxes for the year ended December 31, 2010 of $7.2 million were $.4 million higher than 2009. The effective tax rate on net income was 23.8% and 22.8% in 2010 and 2009, respectively. The 2010 effective tax rate is lower than the 35% US federal statutory tax rate primarily due to increased earnings in jurisdictions with lower tax rates than the US federal statutory rate in jurisdictions where such earnings are permanently reinvested and the recognition of previously unrecognized tax benefits resulting from expiration of statutes of limitation. The 2009 effective tax rate is lower than the US federal 34% statutory tax rate primarily due to the bargain purchase gain not being recognized for tax purposes, increased earnings in jurisdictions with lower tax rates than the US federal statutory rate in jurisdictions where such earnings are permanently reinvested, and the recognition of previously unrecognized tax benefits resulting from expiration of statutes of limitation.

Net income. As a result of the preceding items, net income for the year ended December 31, 2010 was $23 million, compared to $22.8 million for the year ended December 31, 2009. Excluding the effect of currency translation, net income decreased $.9 million as summarized in the following table:

thousands of dollars	Year ended December 31					
	2010	2009	Change	Change due to currency translation	Change excluding currency translation	% change
Net income						
PLP-USA	$ 4,687	$ 4,352	$ 335	$ -	$ 335	8 %
The Americas	6,356	6,763	(407)	471	(878)	(13)
EMEA	6,031	3,528	2,503	176	2,327	66
Asia-Pacific	5,934	8,190	(2,256)	467	(2,723)	(33)
Consolidated	$ 23,008	$ 22,833	$ 175	$ 1,114	$ (939)	(4) %

PLP-USA net income increased $.3 million as a result of an increase in operating income of $.2 million coupled with an increase in other income of $.4 million partially offset by an increase in income taxes. International net income for the year ended December 31, 2010 was favorably affected by $1.1 million when local currencies were converted to U.S. dollars. The following discussion of international net income excludes the effect of currency translation. The Americas net income decreased $.9 million due primarily to the $1.4 million decrease in operating income coupled with the $.2 million decrease in other income partially offset by lower taxes of $.8 million. EMEA net income increased $2.3 million primarily as a result of the increase in operating income of $2.5 million partially offset by a decrease in other income and income taxes. Asia-Pacific net income decreased $2.7 million primarily as a result of the $8.5 million decrease in other income, primarily due to the bargain purchase gain realized in December 2009, coupled with $.5 million from an increase in income taxes partially offset by $6.3 million from higher operating income.

2009 Results of Operations compared to 2008

Net Sales. In 2009, net sales were $257.2 million, a decrease of $12.5 million, or 5%, from 2008. Excluding the effect of currency translation, net sales decreased $.4 million as summarized in the following table:

thousands of dollars	Year ended December 31,					
	2009	2008	Change	Change due to currency translation	Change excluding currency tranlation	% change
Net sales						
PLP-USA	$ 103,910	$ 111,721	$ (7,811)	$ -	$ (7,811)	(7) %
The Americas	62,161	60,343	1,818	(3,714)	5,532	9
EMEA	46,863	59,224	(12,361)	(6,743)	(5,618)	(9)
Asia-Pacific	44,272	38,454	5,818	(1,727)	7,545	20
Consolidated	$ 257,206	$ 269,742	$ (12,536)	$ (12,184)	$ (352)	- %

The decrease in PLP-USA net sales of $7.8 million, or 7%, was due to approximately 80% sales volume due to weaker market demand and 20% mix decreases. International net sales in 2009 were unfavorably affected by $12.2 million when converted to U.S. dollars, as a result of a stronger U.S dollar to certain foreign currencies. The following discussions of international net sales exclude the effect of currency translation. The Americas net sales of $62.2 million increased $5.5 million, or 9% compared to 2008 primarily as a result of increased volume in energy sales coupled with an increase in solar sales. Also, net sales were $.7 million higher due to the settlement of sales tax related proceedings with Brazil's government. Our Brazil operation determined that their location paid higher sales related taxes due to the country's high index of inflation from 1988-1995. In December 2009, Brazil settled legal proceedings, receiving $.7 million in refunds. Historically these sales related taxes were an offset against net sales, and Brazil recorded these tax credits in net sales for December 2009. EMEA net sales decreased $5.6 million, or 9%, primarily due to lower sales volume. The sales volume declines in Europe were directly related to the continuation of the slow European economy in those regions. Asia-Pacific net sales increased $7.5 million, or 20%, compared to 2008. The net sales increase is primarily related to an overall increase in sales growth/ volume in the region, coupled with better product mix and higher sales due to our BlueSky acquisition contributing sales for the full year of 2009.

Gross Profit. Gross Profit of $84.8 million for 2009 decreased $2.5 million, or 3%, compared to 2008. Excluding the effect of currency translation, gross profit increased 2% as summarized in the following table:

thousands of dollars	Year ended December 31, 2009	2008	Change	Change due to currency translation	Change excluding currency translation	% change
Gross profit						
PLP-USA	$ 33,727	$ 35,973	$ (2,246)	$ -	$ (2,246)	(6) %
The Americas	20,535	18,616	1,919	(1,133)	3,052	16
EMEA	15,354	19,113	(3,759)	(2,127)	(1,632)	(9)
Asia-Pacific	15,152	13,565	1,587	(584)	2,171	16
Consolidated	$ 84,768	$ 87,267	$ (2,499)	$ (3,844)	$ 1,345	2 %

PLP-USA gross profit of $33.7 million decreased by $2.2 million compared to 2008. PLP-USA gross profit decreased due to lower sales volume partially offset by slightly improved product margins. The following discussion of international gross profit excludes the effect of currency translation. The Americas gross profit increase of $3.1 million was the result of $1.7 million from higher net sales coupled with improved product margins. Contributing to The Americas's overall increase in gross profit of $1.3 million was the $.7 million Brazil sales tax related settlement in December 2009 as noted in the Net Sales discussion. EMEA gross profit decrease of $1.6 million was the result of $1.2 million from lower net sales coupled with a decrease in production margin of $1.2 million partially offset by lower material costs. The Asia-Pacific gross profit of $2.2 million was the result of $3.1 million from higher net sales coupled with an improvement in manufacturing efficiencies of $1.3 million partially offset by an increase in material costs of $2.2 million.

Cost and expenses. Cost and expenses for the year ended December 31, 2009 increased $2 million, or 3%, compared to 2008. Excluding the favorable effect of currency translation, cost and expenses increased 7% as summarized in the following table:

thousands of dollars	Year ended December 31,					
	2009	2008	Change	Change due to currency translation	Change excluding currency translation	% change
Costs and expenses						
PLP-USA	$ 33,872	$ 33,633	$ 239	$ -	$ 239	1 %
The Americas	9,982	10,033	(51)	(899)	848	8
EMEA	8,940	9,438	(498)	(1,469)	971	10
Asia-Pacific	12,514	10,175	2,339	(214)	2,553	25
Consolidated	$ 65,308	$ 63,279	$ 2,029	$ (2,582)	$ 4,611	7 %

PLP-USA costs and expenses increased $.2 million primarily due to an increase in employee related costs of $1.6 million, acquisition related costs of $1.2 million, consulting expenses of $.6 million, and repairs and maintenance of $.3 million, partially offset by a decrease in professional fees of $.9 million, travel expenses of $.3 million, and depreciation of $.1 million. This increase was also offset by a reduction in other operating income (expenses) – net due to a gain on foreign currency translations of $1.2 million, gains on sale of capital assets of $.1 million, and an increase in the cash surrender values of life insurance policies of $.5 million. International cost and expenses for the year ended December 31, 2009 were favorably impacted by $2.6 million when international costs in local currency were translated to U.S. dollars compared to 2008. The following discussions of international costs and expenses exclude the effect of currency translation. The Americas costs and expenses increased $.8 million due primarily to higher personnel related costs coupled with an increase in consulting expenses, sales commissions due to higher commissionable sales in the overall segment, and research and engineering related costs. EMEA costs and expenses increased $1 million due to higher personnel related costs coupled with an increase in advertising, administrative and travel expenses. Asia-Pacific costs and expenses increased $2.6 million primarily due to $.5 million related to having a full year of BlueSky's costs and expenses in 2009, $.4 million related to Dulmison acquisition related costs, an increase in personnel related costs and higher consulting expenses. Asia-Pacific also accrued $1.6 million in December 2009 for employee termination benefits for certain Dulmison employees related to the Dulmison Australia asset acquisition.

Other income. Other income for the year ended December 31, 2009 of $10.1 million increased $9.4 million compared to 2008. In 2009, we recorded a $9.1 million gain related to the acquisition of Dulmison from Tyco Electronics. The purchase price of the acquisition has been allocated to the net tangible and intangible assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain.

Income taxes. Income taxes from continuing operations for the year ended December 31, 2009 of $6.8 million were $1 million lower than 2008. The effective tax rate on income taxes from continuing operations was 22.8% and 31.2% in 2009 and 2008, respectively. The 2009 effective tax rate is lower than the 34% statutory tax rate primarily due to the bargain purchase gain not recognized for tax purposes, increased earnings in jurisdictions with lower tax rates than the US federal statutory tax rate in jurisdictions where such earnings are permanently reinvested, and the recognition of previously unrecognized tax benefits resulting from the expiration of statutes of limitation. The 2008 effective tax rate is lower than the US federal statutory tax rate of 34% primarily due to increased earnings in jurisdictions with lower tax rates than the US federal statutory tax rate in jurisdictions where such earnings are permanently reinvested and the recognition of unrecognized tax benefits resulting from the expiration of statutes of limitation.

Income from continuing operations, net of tax. As a result of the preceding items, income from continuing operations, net of tax, for the year ended December 31, 2009, was $22.8 million, compared to income from continuing operations, net of tax, of $17 million for 2008. Excluding the effect of currency translation income, from continuing operations, net of tax, increased 40% as summarized in the following table:

thousands of dollars	Year Ended December 31,					
	2009	2008	Change	Change due to currency translation	Change excluding currency translation	% change
Income from continuing operations, net of tax						
PLP-USA	$ 4,352	$ 4,877	$ (525)	$ -	$ (525)	(11) %
The Americas	6,763	5,227	1,536	(123)	1,659	32
EMEA	3,528	6,162	(2,634)	(472)	(2,162)	(35)
Asia-Pacific	8,190	776	7,414	(493)	7,907	1,019
	$ 22,833	$ 17,042	$ 5,791	$ (1,088)	$ 6,879	40 %

PLP-USA income from continuing operations, net of tax, decreased $.5 million as a result of a $2.4 million decrease in operating income partially offset by the increase in other income of $1.2 million and a decrease in income taxes of $.7 million. The following discussions of international income from continuing operations, net of tax, exclude the effect of currency translation. The Americas income from continuing operations, net of tax, increased $1.7 million primarily as a result of the increase in operating income of $2.2 million partially offset by a increase in income taxes of $.5 million. EMEA income from continuing operations, net of tax, decreased $2.2 million as a result of a $2.6 million decrease in operating income coupled with a decrease in interest income partially offset by a decrease in taxes of $.5 million. Asia-Pacific income from continuing operations, net of tax, increased $7.9 million primarily as a result of an increase in other income (expense) related to the bargain purchase gain of $8.3 million coupled with a decrease in income taxes of $.4 million partially offset by a decrease in operating income.

Working Capital, Liquidity and Capital Resources

Management Assessment of Liquidity

We measure liquidity on the basis of our ability to meet short-term and long-term operating funding needs, fund additional investments, including acquisitions, and make dividend payments to shareholders. Significant factors affecting the management of liquidity are cash flows from operating activities, capital expenditures, cash dividends, business acquisitions, and access to bank lines of credit and our ability to attract long-term capital with satisfactory terms.

Our investments include expenditures required for equipment and facilities as well as expenditures in support of our strategic initiatives. In 2010, we used cash of $12.3 million for capital expenditures and in July 2010, we completed the acquisition of Electropar for $14.8 million in cash and the assumption of certain liabilities. We believe that the acquisition of Electropar will continue to strengthen our position in the power distribution, transmission and substation hardware markets and expand our presence in the Asia-Pacific region. Additional information regarding business acquisitions is included in Note M – Business Combinations in the Notes to the Consolidated Financial Statements.

We ended the fourth quarter of 2010 with $22.7 million of cash and cash equivalents. The Company has adequate sources of liquidity and we believe we have the ability to generate cash to meet existing or reasonably likely future cash requirements. Our cash and cash equivalents are held in various locations throughout the world and are unrestricted. At December 31, 2010, the majority of our cash and cash equivalents are held outside the U.S. We expect accumulated non-U.S. cash balances will remain outside of the U.S. and that we will meet U.S. liquidity needs through future cash flows, use of U.S. cash balances, external borrowings, or some combination of these sources.

We complete comprehensive reviews of our significant customers and their creditworthiness by analyzing financial statements for customers where we have identified a measure of increased risk. We closely monitor payments and developments which may signal possible customer credit issues. We currently have not identified any potential material impact on our liquidity from customer credit issues.

Our financial position remains strong and our current ratio at December 31, 2010 and 2009 was 3.0 to 1. At December 31, 2010, our unused availability under our main credit facility was $21.7 million and our bank debt to equity percentage was 6%. The revolving credit agreement contains, among other provisions, requirements for maintaining levels of working capital, net worth and profitability. At December 31, 2010, we were in compliance with these covenants.

We expect that our major source of funding for 2011 and beyond will be our operating cash flows and our existing cash and cash equivalents. We believe our future operating cash flows will be more than sufficient to cover debt repayments, other contractual obligations, capital expenditures and dividends. In addition, we believe our borrowing capacity provides substantial financial resources. We do not believe we would increase our debt to a level that would have a material adverse impact upon results of operations or financial condition.

Sources and Uses of Cash

Cash decreased $1.4 million for the year ended December 31, 2010. Net cash provided by operating activities was $28.5 million. The major investing and financing uses of cash were capital expenditures of $12.3 million, business acquisitions of $14.3 million, net of cash acquired, and dividends of $4.3 million partially offset by net debt borrowings of $2.1 million.

Net cash provided by operating activities decreased $.3 million compared to 2009 primarily as a result of an increase in operating assets (net of operating liabilities) of $10.1 million offset by an increase in net income of $.2 million and an increase in non-cash items of $9.5 million (2009 included a non-cash bargain purchase gain of $9.1 million).

Net cash used in investing activities of $25.8 million represents an increase of $3.1 million when compared to cash used in investing activities in 2009. In July 2010, we purchased Electropar for NZ$20.3 million or $14.8 million, including cash acquired of $.4 million. In December 2009, we purchased from Tyco Electronics Group S.A. its Dulmison business for $16 million, including cash acquired of $4.1 million. We realized a bargain purchase gain of $9.1 million on our purchase of the Dulmison business. In October 2009, we formed a joint venture with Proxisafe Ltd for an initial cash payment of $.5 million. Additional payouts during 2009 for acquisitions of $.8 million were for DPW contingent consideration payments. Capital expenditures increased $1.6 million in the year ended December 31, 2010 when compared to the same period in 2009 primarily related to machinery and equipment investments at the majority of our locations.

Cash used in financing activities was $2.9 million compared to $3.2 million in 2009. This decrease was primarily a result of higher debt borrowings in 2010 compared to 2009 partially offset by common shares repurchased of $1.1 million during 2010.

We have commitments under operating leases primarily for office and manufacturing space, transportation equipment, office and computer equipment and capital leases primarily for equipment. One such lease is for our aircraft with a lease commitment through April 2012. Under the terms of the lease, we maintain the risk to make up a deficiency from market value attributable to damage, extraordinary wear and tear, excess air hours or exceeding maintenance overhaul schedules required by the Federal Aviation Administration. At the present time, we believe our risks, if any, to be small because the estimated market value of the aircraft approximates its residual value.

Contractual obligations and other commercial commitments are summarized in the following tables:

Contractual Obligations *Thousands of dollars*	Payments Due by Period Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Notes payable to bank (A)	$ 1,246	$ 1,246	$ -	$ -	$ -
Long-term debt (B)	10,865	1,370	9,495	-	-
Capital leases	590	189	268	133	-
Operating leases	17,011	2,525	2,755	1,448	10,283
Purchase commitments	9,641	9,641	-	-	-
Acquisition related obligations (C)	483	483	-	-	-
Pension contribution and other retirement plans (D)	1,130	1,130	-	-	-
Income taxes payable, non-current (E)	-	-	-	-	-

Other Commercial Commitments *Thousands of dollars*	Amount of Commitment Expiration by Period Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Letters of credit	$ 6,901	$ 5,152	$ 1,676	$ 73	$ -
Guarantees	2,357	371	1,986	-	-

(A) Interest on short-term debt is included in the table at interest rates of 5.3% to28.62% in effect at December 31, 2010.
(B) Interest on long-term debt is included in the table at interest rates from .7% to 5.83% based on the variable interest rates in effect at December 31, 2010.
(C) As part of the Purchase Agreement to acquire Electropar, the Company may be required to make an additional earn-out consideration payment up to NZ$2 million or $1.5 million US dollar based on Electropar achieving a financial performance target (Earnings Before Interest, Taxes, Depreciation and Amortization) over the 12 months ending July 31, 2011. The fair value of the contingent consideration arrangement is determined by estimating the expected (probability-weighted) earn-out payment discounted to present value, which includes increases in net present value due to the passage of time.
(D) Amount represents the expected contribution to the Company's defined benefit pension plan in 2011. Future expected amounts have not been disclosed as such amounts are subject to change based on performance of the assets in the plan as well as the discount rate used to determine the obligation. At December 31, 2010, the Company's unfunded contractual obligation was $9.5 million. The Company's Supplemental Profit Sharing Plan accrued liability at December 31, 2010 was $1.9 million.
(E) As of December 31, 2010, there were $1.8 million of tax liabilities, including interest and penalties, related to unrecognized tax benefits. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, if any, the Company is unable to estimate the years in which cash settlement may occur with the respective tax authorities.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgment and uncertainties, and potentially may result in materially different outcomes under different assumptions and conditions.

Sales Recognition

Our revenue recognition policies are in accordance with FASB ASC 605, Revenue Recognition. We recognize sales when title passes to the customer either when goods are shipped or when they are delivered based on the terms of the sale, there is persuasive evidence of an agreement, the price is fixed or determinable and collectability is reasonably assured. Revenue related to shipping and handling costs billed-to customers are included in net sales and the related shipping and handling costs are included in cost of products sold.

Receivable Allowances

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We record estimated allowances for uncollectible accounts receivable based upon the number of days the accounts are past due, the current business environment, and specific information such as bankruptcy or liquidity issues of customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. During 2010, we recorded a provision for doubtful accounts of $.5 million. The allowance for doubtful accounts represents approximately 2% of our trade receivables at December 31, 2010 and 2009.

Reserve for credit memos

We maintain an allowance for future sales credits related to sales recorded during the year. Our estimated allowance is based on historical sales credits issued in the subsequent year related to the prior year and any significant open return good authorizations as of the balance sheet date. Our allowance is updated on a quarterly basis. The reserve for credit memos represents 1% of our trade receivables at December 31, 2010 and less than 1% of our trade receivables at December 31, 2009.

Excess and Obsolescence Reserves

We provide excess and obsolescence reserves to state inventories at the lower of cost or estimated market value. We identify inventory items which have had no usage or are in excess of the usages over the historical 12 to 24 months. A management team with representatives from marketing, manufacturing, engineering and finance reviews these inventory items, determines the disposition of the inventory and assesses the estimated market value based on their knowledge of the product and market conditions. These conditions include, among other things, future demand for product, product utility, unique customer order patterns or unique raw material purchase patterns, changes in customer and quality issues. At December 31, 2010 and 2009, the allowance for excess and obsolete inventory was 6% and 8%, respectively, of gross inventory. If the impact of market conditions deteriorates from those projected by management, additional inventory reserves may be necessary.

Impairment of Long-Lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the discounted cash flows estimated to be generated by those assets are less than the carrying value of those items. Our cash flows are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the best estimate based on industry trends and reference to market rates and transactions.

Goodwill

We perform our annual impairment test for goodwill utilizing a discounted cash flow methodology, market comparables, and an overall market capitalization reasonableness test in computing fair value by reporting unit. We then compare the fair value of the reporting unit with its carrying value to assess if goodwill has been impaired.

Based on the assumptions as to growth, discount rates and the weighting used for each respective valuation methodology, results of the valuations could be significantly changed. However, we believe that the methodologies and weightings used are reasonable and result in appropriate fair values of the reporting units.

Our measurement date for our annual impairment test is January 1 of each year. We perform interim impairment tests if trigger events or changes in circumstances indicate the carrying amount may be impaired. There were no trigger events during 2010 and as such, only an annual impairment test was performed.

Deferred Tax Assets

Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carryforwards. We establish a valuation allowance to record our deferred tax assets at an amount that is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expense in the period such determination was made.

Uncertain Tax Positions

We identify tax positions taken on the federal, state, local and foreign income tax returns filed or to be filed. A tax position can include: a reduction in taxable income reported in a previously filed tax return or expected to be reported on a future tax return that impacts the measurement of current or deferred income tax assets or liabilities in the period being reported; a decision not to file a tax return; an allocation or a shift of income between jurisdictions; the characterization of income or a decision to exclude reporting taxable income in a tax return; or a decision to classify a transaction, entity or other position in a tax return as tax exempt. We determine whether a tax position is an uncertain or a routine business transaction tax position that is more-likely-than-not to be sustained at the full amount upon examination.

Under FASB ASC 740 (formerly FIN 48), tax benefits from uncertain tax positions that reduce our current or future income tax liability, are reported in our financial statements only to the extent that each benefit was recognized and measured under a two step approach. The first step requires us to assess whether each tax position based on its technical merits and facts and circumstances as of the reporting date, is more-likely-than-not to be sustained upon examination. The second step measures the amount of tax benefit that we recognize in the financial statements, based on a cumulative probability approach. A tax position that meets the more-likely-than-not threshold that is not highly certain is measured based on the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming that the tax authority has examined the position and has full knowledge of all relevant information.

FASB ASC 740 requires subjectivity of judgments to identify outcomes and to assign probability in order to estimate the settlement amount. We provide estimates in order to determine settlement amounts. During the year ended December 31, 2010, we recognized a benefit of less than $.1 million of uncertain tax positions. At December 31, 2010, the total reserve for uncertain tax positions is $1.1 million.

Pensions

We record obligations and expenses related to pension benefit plans based on actuarial valuations, which include key assumptions on discount rates, expected returns on plan assets and compensation increases. These actuarial assumptions are reviewed annually and modified as appropriate. The effect of modifications is generally recorded or amortized over future periods. The discount rate of 5.6% at December 31, 2010 reflects an analysis of yield curves as of the end of the year and the schedule of expected cash needs of the plan. The expected long-term return on plan assets of 8.0% reflects the plan's historical returns and represents our best estimate of the likely future returns on the plan's asset mix. We believe the assumptions used in recording obligations under the plans are reasonable based on prior experience, market conditions and the advice of plan actuaries. However, an increase in the discount rate would decrease the plan obligations and the net periodic benefit cost, while a decrease in the discount rate would increase the plan obligations and the net periodic benefit cost. In addition, an increase in the expected long-term return on plan assets would decrease the net periodic pension cost, while a decrease in expected long-term return on plan assets would increase the net periodic pension cost.

Recently Adopted Accounting Pronouncements

In June 2009, the FASB updated guidance included in FASB ASC 810-10, related to the consolidation of variable interest entities. This guidance will require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. In addition, this updated guidance amends the quantitative approach for determining the primary beneficiary of a variable interest entity. FASB ASC 810-10 amends certain guidance for determining whether an entity is a variable interest entity and adds additional reconsideration events for determining whether an entity is a variable interest entity. Further, this guidance requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. This updated guidance is effective as of the beginning of the first annual reporting period and interim reporting periods that begin after November 15, 2009. The adoption of this guidance did not have an impact on our consolidated financial statements or disclosures.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820). This Update provides amendments to Subtopic 820-10 and related guidance within U.S. GAAP to require disclosure of the transfers in and out of Levels 1 and 2 and a schedule for Level 3 that separately identifies purchases, sales, issuances and settlements and requires more detailed disclosures regarding valuation techniques and inputs. We adopted this new standard effective January 1, 2010 and it had no impact on our consolidated financial statements or disclosures.

Recently Issued Accounting Pronouncements

Changes to accounting principles generally accepted in the United States of America (U.S. GAAP) are established by the FASB in the form of accounting standards updates (ASU's) to the FASB's Accounting Standards Codification.

We consider the applicability and impact of all ASU's. ASU's not listed below were assessed and determined to be either not applicable or have minimal impact on our consolidated financial position and results of operations.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force (ASU 2009-13). ASU 2009-13 addresses the accounting for sales arrangements that include multiple products or services by revising the criteria for when deliverables may be accounted for separately rather than as a combined unit. Specifically, this guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is necessary to separately account for each product or service. This hierarchy provides more options for establishing selling price than existing guidance. ASU 2009-13 is required to be applied prospectively to new or materially modified revenue arrangements in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We do not expect that the adoption of ASU 2009-13 will have a material impact on our consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No. 2010-29, which updates the guidance in FASB ASC Topic 805, Business Combinations. The objective of ASU 2010-29 is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in ASU 2010-29 specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by FASB ASC 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments in ASU 2010-29 are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We believe the adoption of this guidance will not have an impact on our consolidated financial position or results of operations.

In December 2010, the FASB issued ASU No. 2010-28, which updates the guidance in FASB ASC Topic 350, Intangibles—Goodwill & Other. The amendments in ASU 2010-28 affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in ASU 2010-28 modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance will become effective for us at the beginning of our second quarter of fiscal 2011. The adoption of this guidance is not expected to have an impact on our financial position or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company operates manufacturing facilities and offices around the world and uses fixed and floating rate debt to finance the Company's global operations. As a result, the Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risk related to changes in interest rates and foreign currency exchange rates. The Company believes the political and economic risks related to the Company's international operations are mitigated due to the stability of the countries in which the Company's largest international operations are located.

The Company is exposed to market risk, including changes in interest rates. The Company is subject to interest rate risk on its variable rate revolving credit facilities and term notes, which consisted of borrowings of $11.9 million at December 31, 2010. A 100 basis point increase in the interest rate would have resulted in an increase in interest expense of approximately $.1 million for the year ended December 31, 2010.

The Company's primary currency rate exposures are related to foreign denominated debt, intercompany debt, forward exchange contracts, foreign denominated receivables and cash and short-term investments. A hypothetical 10% change in currency rates would have a favorable/unfavorable impact on fair values of $4.1 million and on income before tax of less than $.2 million.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Preformed Line Products Company

We have audited the accompanying consolidated balance sheets of Preformed Line Products Company as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Preformed Line Products Company at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note B to the financial statements, in 2009 the Company changed its method of computing depreciation from an accelerated method to a straight-line method for the Company's assets in the United States. Also, as discussed in Note A to the financial statements, in 2009 the Company changed its method of accounting for business combinations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Preformed Line Products Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
March 11, 2011

PREFORMED LINE PRODUCTS COMPANY
CONSOLIDATED BALANCE SHEETS

	December 31	
	2010	2009
	(Thousands of dollars, except share and per share data)	
ASSETS		
Cash and cash equivalents	$ 22,655	$ 24,097
Accounts receivable, less allowances of $1,213 ($995 in 2009)	56,102	49,245
Inventories - net	73,121	56,036
Deferred income taxes	4,784	2,737
Prepaids	9,069	4,263
Other current assets	1,611	2,062
TOTAL CURRENT ASSETS	167,342	138,440
Property and equipment - net	76,266	67,766
Other intangibles - net	12,735	8,087
Goodwill	12,346	6,925
Deferred income taxes	3,615	4,877
Other assets	8,675	9,277
TOTAL ASSETS	$ 280,979	$ 235,372
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable to banks	$ 1,246	$ 3,181
Current portion of long-term debt	1,276	1,330
Trade accounts payable	27,001	18,764
Accrued compensation and amounts withheld from employees	9,848	8,345
Accrued expenses and other liabilities	9,088	8,375
Accrued profit-sharing and other benefits	4,464	3,890
Dividends payable	1,087	1,076
Income taxes payable and deferred income taxes	2,548	1,379
TOTAL CURRENT LIABILITIES	56,558	46,340
Long-term debt, less current portion	9,374	3,099
Unfunded pension obligation	9,473	8,678
Income taxes payable, noncurrent	1,768	1,898
Deferred income taxes	3,606	1,515
Other noncurrent liabilities	4,735	3,021
SHAREHOLDERS' EQUITY		
PLPC Shareholders' equity:		
Common shares - $2 par value per share, 15,000,000 shares authorized, 5,270,977 and 5,248,298 issued and outstanding, net of 586,746 and 554,059 treasury shares at par, respectively	10,542	10,497
Common shares issued to rabbi trust	(1,200)	-
Paid in capital	8,748	5,885
Retained earnings	184,060	165,953
Accumulated other comprehensive loss	(6,010)	(11,369)
TOTAL PLPC SHAREHOLDERS' EQUITY	196,140	170,966
Noncontrolling interest	(675)	(145)
TOTAL SHAREHOLDERS' EQUITY	195,465	170,821
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 280,979	$ 235,372

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED INCOME

	Year ended December 31		
	2010	2009	2008
	(In thousands, except per share data)		
Net sales	$ 338,305	$ 257,206	$ 269,742
Cost of products sold	230,089	172,438	182,475
GROSS PROFIT	108,216	84,768	87,267
Costs and expenses			
Selling	29,520	22,702	23,555
General and administrative	39,865	33,993	30,014
Research and engineering	12,040	9,216	8,870
Other operating (income) expenses - net	(1,689)	(603)	840
	79,736	65,308	63,279
OPERATING INCOME	28,480	19,460	23,988
Other income (expense)			
Gain on acquisition of business	-	9,087	-
Interest income	374	380	846
Interest expense	(649)	(523)	(544)
Other income	1,978	1,189	470
	1,703	10,133	772
INCOME BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	30,183	29,593	24,760
Income taxes	7,175	6,760	7,718
INCOME FROM CONTINUING OPERATIONS, NET OF TAX	23,008	22,833	17,042
Income from discontinued operations, net of tax	-	-	869
NET INCOME	23,008	22,833	17,911
Net income (loss) attributable to noncontrolling interest, net of tax	(105)	(524)	288
NET INCOME ATTRIBUTABLE TO PLPC	$ 23,113	$ 23,357	$ 17,623
BASIC EARNINGS PER SHARE			
Income per share from continuing operations attributable to PLPC common shareholders	$ 4.41	$ 4.46	$ 3.17
Discontinued operations attributable to PLPC common shareholders	$ -	$ -	$ 0.17
Net income attributable to PLPC common shareholders	$ 4.41	$ 4.46	$ 3.34
DILUTED EARNINGS PER SHARE			
Income per share from continuing operations attributable to PLPC shareholders	$ 4.33	$ 4.35	$ 3.14
Discontinued operations attributable to PLPC common shareholders	$ -	$ -	$ 0.16
Net incme attributable to PLPC common shareholders	$ 4.33	$ 4.35	$ 3.30
Cash dividends declared per share	$ 0.80	$ 0.80	$ 0.80
Weighted-average number of shares outstanding - basic	5,242	5,232	5,279
Weighted-average number of shares outstanding - diluted	5,335	5,366	5,339
Amount attributable to PLPC common shareholders			
Income from continuing operations, net of tax	$ 23,113	$ 23,357	$ 16,754
Discontinued operations, net of tax	-	-	869
Net Income	$ 23,113	$ 23,357	$ 17,623

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year ended December 31		
	2010	2009	2008
	(Thousands of dollars)		
OPERATING ACTIVITIES			
Net income	$ 23,008	$ 22,833	$ 17,911
Less: income from discontinued operations	-	-	869
Income from continuing operations	23,008	22,833	17,042
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	9,394	7,249	8,549
Provision for accounts receivable allowances	661	546	586
Provision for inventory reserves	767	2,395	1,161
Deferred income taxes	(900)	682	(845)
Share-based compensation expense	2,966	1,962	507
Excess tax benefits from share-based awards	(73)	(122)	(56)
Net investment in life insurance	(74)	(489)	50
Gain on acquisition of business	-	(9,087)	-
Other - net	(301)	(232)	(41)
Changes in operating assets and liabilities:			
Accounts receivable	(4,977)	(594)	(4,603)
Inventories	(8,268)	922	(9,499)
Trade accounts payables and accrued liabilities	8,429	3,750	5,663
Income taxes payable	383	781	(2,251)
Other - net	(2,327)	(1,581)	1,048
NET CASH PROVIDED BY OPERATING ACTIVITIES	28,688	29,015	17,311
INVESTING ACTIVITIES			
Capital expenditures	(12,274)	(10,667)	(10,011)
Business acquisitions, net of cash acquired	(14,324)	(13,199)	(3,839)
Proceeds from the sale of discontinued operations	-	750	11,105
Proceeds from the sale of property and equipment	757	422	333
Proceeds on life insurance	-	3,082	-
Payments on life insurance	-	(3,082)	-
NET CASH USED IN INVESTING ACTIVITIES	(25,841)	(22,694)	(2,412)
FINANCING ACTIVITIES			
Increase (decrease) in notes payable to banks	4,470	-	(486)
Proceeds from the issuance of long-term debt	130	1,330	6,984
Payments of long-term debt	(2,465)	(529)	(8,363)
Dividends paid	(4,344)	(4,271)	(4,247)
Excess tax benefits from share-based awards	73	122	56
Proceeds from issuance of common shares	285	352	452
Purchase of common shares for treasury	(1,081)	(168)	(7,457)
NET CASH USED IN FINANCING ACTIVITIES	(2,932)	(3,164)	(13,061)
Effects of exchange rate changes on cash and cash equivalents	(1,357)	1,071	(4,551)
Net increase (decrease) in cash and cash equivalents	(1,442)	4,228	(2,713)
NET CASH (USED IN) PROVIDED BY DISCONTINUED OPERATIONS			
Operating cash flows	-	-	958
Investing cash flows	-	-	(1,768)
NET CASH USED IN DISCONTINUED OPERATIONS	-	-	(810)
Cash and cash equivalents at beginning of year	24,097	19,869	23,392
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 22,655	$ 24,097	$ 19,869

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

	Common Shares	Common Shares Issued to Rabbi Trust	Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Cumulative Translation Adjustment	Accumulated Other Comprehensive Income (Loss): Unrecognized Pension Benefit Cost	Non-controlling interests	Total
				(In thousands, except share and per share data)				
Balance at January 1, 2008	$ 10,762	$ -	$ 2,720	$ 140,339	$ (2,848)	$ (1,252)	$ 904	$ 150,625
Noncontrolling interest of business acquisition							(405)	(405)
Net income				17,623			288	17,911
Foreign currency translation adjustment					(15,419)		(51)	(15,470)
Recognized net acturial loss net of tax provision of $23						39		39
Loss on unfunded pension obligations net of tax benefit of $2,942						(5,031)		(5,031)
Total comprehensive income								(20,462)
Share-based compensation			507	(18)				489
Excess tax benefits from share based awards			56					56
Purchase of 172,726 common shares	(345)			(7,112)				(7,457)
Issuance of 15,600 common shares	31		421					452
Cash dividends declared - $.80 per share				(4,208)				(4,208)
Balance at December 31, 2008	10,448	-	3,704	146,624	(18,267)	(6,244)	736	137,001
Net income				23,357			(524)	22,833
Acquisition of noncontrolling interest			(200)	364			(364)	(200)
Foreign currency translation adjustment					11,679		7	11,686
Recognized net actuarial loss net of tax provision of $207						355		355
Gain on unfunded pension obligations net of tax benefit of $646						1,108		1,108
Total comprehensive income								35,782
Share-based compensation			1,962	(103)				1,859
Excess tax benefits from share based awards			122					122
Purchase of 3,000 common shares	(6)			(99)				(105)
Issuance of 27,468 common shares	55		297					352
Cash dividends declared - $.80 per share				(4,190)				(4,190)
Balance at December 31, 2009	10,497	-	5,885	165,953	(6,588)	(4,781)	(145)	170,821
Net income				23,113			(105)	23,008
Acquisition of noncontrolling interest			(351)	343			(343)	(351)
Foreign currency translation adjustment					5,028		(82)	4,946
Recognized net actuarial loss net of tax provision of $106						174		174
Gain on unfunded pension obligations net of tax benefit of $96						157		157
Total comprehensive income								27,934
Share-based compensation			2,966	(163)				2,803
Excess tax benefits from share based awards			73					73
Purchase of 32,687 common shares	(65)			(995)				(1,060)
Issuance of 14,168 common shares	28		257					285
Restricted shares awards of 41,198	82		(82)					-
Common shares issued to rabbi trust		(1,200)						(1,200)
Cash dividends declared - $.80 per share				(4,191)				(4,191)
Balance at December 31, 2010	$ 10,542	$ (1,200)	$ 8,748	$ 184,060	$ (1,560)	$ (4,450)	$ (675)	$ 195,465

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tables in thousands of dollars, except share and per share data, unless specifically noted)

Note A - Significant Accounting Policies

Nature of Operations

Preformed Line Products Company and subsidiaries (the "Company") is a designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, telecommunication, cable operators, data communication and other similar industries. The Company's primary products support, protect, connect, terminate and secure cables and wires. The Company also provides solar hardware systems and mounting hardware for a variety of solar power applications. The Company's customers include public and private energy utilities and communication companies, cable operators, governmental agencies, contractors and subcontractors, distributors and value-added resellers. The Company serves its worldwide markets through strategically located domestic and international manufacturing facilities.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries where ownership is greater than 50%. All intercompany accounts and transactions have been eliminated upon consolidation.

Noncontrolling Interests

During 2010, the Company acquired the remaining 3.86% of Belos SA (Belos) shares, a Polish company, for a total ownership interest of 100% of the issued and outstanding shares of Belos. During 2008, the Company entered into a Joint Venture agreement to form a joint venture between the Company's Australian subsidiary, Preformed Line Products Australia Pty Ltd and BlueSky Energy Pty Ltd. The Company includes Belos and the BlueSky joint venture accounts in its consolidated financial statements, and the noncontrolling interests in Belos, previously, and BlueSky income and net assets are reported in the Noncontrolling interests lines of the Statements of Consolidated Income and the Consolidated Balance Sheets, respectively.

Investments in Foreign Joint Ventures

Investments in joint ventures, where the Company owns between 20% and 50%, or where the Company does not have control but has the ability to exercise significant influence over operations or financial policies, are accounted for by the equity method. During 2009, the Company acquired a 33.3% investment in Proxisafe Ltd., located in Calgary, Alberta. The Company accounts for its joint venture interest in Proxisafe accounts using the equity method.

Cash and Cash Equivalents

Cash equivalents are stated at fair value and consist of highly liquid investments with original maturities of three months or less at the time of acquisition.

Receivable Allowances

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowances for uncollectible accounts receivable is based upon the number of days the accounts are past due, the current business environment, and specific information such as bankruptcy or liquidity issues of customers. The Company also maintains an allowance for sales returns related to sales recorded during the year. The estimated allowance is based on historical sales credits issued in the subsequent year related to the prior year and any significant open return good authorizations as of the balance sheet date.

Inventories

The Company uses the last-in, first-out (LIFO) method of determining cost for the majority of its material portion of inventories in PLP-USA. All other inventories are determined by the first-in, first-out (FIFO) or average cost methods. Inventories are carried at the lower of cost or market.

Fair Value of Financial Instruments

Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) 825, Disclosures about Fair Value of Financial Instruments, requires disclosures of the fair value of financial instruments. The carrying value of the Company's current financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and short-term debt, approximates its fair value because of the short-term maturity of these instruments. At December 31, 2010, the fair value of the Company's long-term debt was estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Based on the analysis performed, the carrying value of the Company's long-term debt approximates fair value at December 31, 2010.

Property, Plant and Equipment and Depreciation

Property, plant, and equipment is recorded at cost. Depreciation for the domestic and international operation's assets is computed using the straight line method over the estimated useful lives. The estimated useful lives used, when purchased new, are: land improvements, ten years; buildings, forty years; building improvements, five to forty years; and machinery and equipment, three to ten years. Appropriate reductions in estimated useful lives are made for property, plant and equipment purchased in connection with an acquisition of a business or in a used condition when purchased.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the carrying value of the assets might be impaired and the discounted future cash flows estimated to be generated by such assets are less than the carrying value. The Company's cash flows are based on historical results adjusted to reflect the Company's best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the Company's best estimate based on industry trends and reference to market rates and transactions. The Company did not record any impairments to long-lived assets during the years ended December 31, 2010 and 2009.

Goodwill and Other Intangibles

Goodwill and other intangible assets generally result from business acquisitions. Goodwill and intangible assets with indefinite lives are not subject to amortization, but are subject to annual impairment testing. Intangible assets with definite lives, consisting primarily of purchased customer relationships, patents, technology, customer backlogs, trademarks and land use rights, are generally amortized over periods from two to twenty years. The Company's intangible assets with finite lives are generally amortized using a projected cash flow basis method over their useful lives unless another method was demonstrated to be more appropriate. Customer relationships and trademark intangibles acquired in 2009 are amortized using a projected cash flow basis method over the period in which the economic benefits of the intangibles are consumed. Customer relationships, technology and trademarks acquired in July 2010 are being amortized using the straight-line method over their useful lives. This method was more appropriate because it better reflected the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up compared to using a projected cash flow basis method. An evaluation of the remaining useful life of intangible assets with a determinable life is performed on a periodic basis and when events and circumstances warrant an evaluation. The Company assesses intangible assets with a determinable life for impairment consistent with its policy for assessing other long-lived assets. Goodwill and other intangible assets are also reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may be impaired, or in the case of finite lived intangible assets, when the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses or a significant change in the use of an asset. Impairment charges are recognized pursuant to FASB ASC 350-20,

Goodwill. The Company did not record any impairments for goodwill or other intangibles during the years ended December 31, 2010 and 2009.

We perform our annual impairment test for goodwill utilizing a discounted cash flow methodology, market comparables, and an overall market capitalization reasonableness test in computing fair value by reporting unit. We then compare the fair value of the reporting unit with its carrying value to assess if goodwill has been impaired. Based on the assumptions as to growth, discount rates and the weighting used for each respective valuation methodology, results of the valuations could be significantly changed. However, we believe that the methodologies and weightings used are reasonable and result in appropriate fair values of the reporting units.

Our measurement date for our annual impairment test is January 1 of each year. We perform interim impairment tests if trigger events or changes in circumstances indicate the carrying amount may be impaired. There were no trigger events during 2010 and as such, only an annual impairment test was performed.

Sales Recognition

Sales are recognized when products are shipped and the title and risk of loss has passed to unaffiliated customers or when they are delivered based on the terms of the sale, there is persuasive evidence of an agreement, the price is fixed or determinable and collectibility is reasonably assured. Revenue related to shipping and handling costs billed to customers are included in net sales and the related shipping and handling costs are included in cost of products sold.

Research and Development

Research and development costs for new products are expensed as incurred and totaled $1.7 million in 2010, $2.3 million in 2009 and $2 million in 2008.

Income Taxes

Income taxes are computed in accordance with the provisions of FASB ASC 740, Income Taxes. In the Consolidated Financial Statements, the benefits of a consolidated return have been reflected where such returns have or could be filed based on the entities and jurisdictions included in the financial statements. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected on the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Advertising

Advertising costs are expensed as incurred and totaled $1.6 million in 2010, $1.4 million in 2009 and $1.5 million in 2008.

Foreign Currency Translation

Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the date of the Consolidated Balance Sheet. The translation adjustments are recorded in accumulated other comprehensive income (loss). Revenues and expenses are translated at weighted average exchange rates in effect during the period. Transaction gains and losses arising from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income and expense as incurred. Aggregate transaction gains and losses for the periods ended December 31, 2010, 2009, and 2008 were a $2.4 million gain, $.6 million gain and a $.3 milllion loss, respectively. Upon sale or substantially complete liquidation of an investment in a foreign entity, the cumulative translation adjustment for that entity is reclassified from accumulated other comprehensive income (loss) to earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Business Combinations

The Company accounts for acquisitions in accordance with ASC 805, which includes provisions that were adopted effective January 1, 2009. The new provisions significantly changed the accounting for business combinations both during the period of the acquisition and in subsequent periods. ASC 805 revises the principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in a business combination or gain from a bargain purchase. The new provisions are applied prospectively to business combinations after January 1, 2009.

Derivative Financial Instruments

The Company does not hold derivatives for trading purposes.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

Recently Adopted Accounting Pronouncements

In June 2009, the FASB updated guidance included in FASB ASC 810-10, related to the consolidation of variable interest entities. This guidance will require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. In addition, this updated guidance amends the quantitative approach for determining the primary beneficiary of a variable interest entity. FASB ASC 810-10 amends certain guidance for determining whether an entity is a variable interest entity and adds additional reconsideration events for determining whether an entity is a variable interest entity. Further, this guidance requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. This updated guidance is effective as of the beginning of the first annual reporting period and interim reporting periods that begin after November 15, 2009. The adoption of this guidance did not have an impact on the Company's consolidated financial statements or disclosures.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820). This Update provides amendments to Subtopic 820-10 and related guidance within U.S. GAAP to require disclosure of the transfers in and out of Levels 1 and 2 and a schedule for Level 3 that separately identifies purchases, sales, issuances and settlements and requires more detailed disclosures regarding valuation techniques and inputs. The Company adopted this new standard effective January 1, 2010 and it had no impact on the Company's consolidated financial statements or disclosures.

Recently Issued Accounting Pronouncements

Changes to accounting principles generally accepted in the United States of America (U.S. GAAP) are established by the FASB in the form of accounting standards updates (ASU's) to the FASB's Accounting Standards Codification.

The Company considers the applicability and impact of all ASU's. ASU's not listed below were assessed and determined to be either not applicable or have minimal impact on the Company's consolidated financial position and results of operations.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force (ASU 2009-13). ASU 2009-13 addresses the accounting for sales arrangements that include multiple products or services by revising the criteria for when deliverables may be accounted for separately rather than as a combined unit. Specifically, this guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is necessary to separately account for each product or service. This hierarchy provides more options for establishing selling price than existing guidance. ASU 2009-13 is required to be applied prospectively to new or materially modified revenue arrangements in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect that the adoption of ASU 2009-13 will have a material impact on the Company's consolidated results of operations or financial condition.

In December 2010, the FASB issued ASU No. 2010-29, which updates the guidance in FASB ASC Topic 805, Business Combinations. The objective of ASU 2010-29 is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in ASU 2010-29 specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by FASB ASC 805, Business Combinations, that enters into business combinations that are material on an individual or aggregate basis. The amendments in ASU 2010-29 are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company believes the adoption of this guidance will not have an impact on the Company's consolidated financial position or results of operations.

In December 2010, the FASB issued ASU No. 2010-28, which updates the guidance in FASB ASC Topic 350, Intangibles—Goodwill & Other. The amendments in ASU 2010-28 affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The amendments in ASU 2010-28 modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance will become effective for the Company at the beginning of our second quarter of fiscal 2011. The adoption of this guidance is not expected to have an impact on the Company's financial position or results of operations.

Note B - Other Financial Statement Information

Inventories – net

	December 31	
	2010	2009
Finished products	$ 34,580	$ 26,161
Work-in-process	5,830	3,473
Raw materials	40,667	34,788
	81,077	64,422
Excess of current cost over LIFO cost	(4,801)	(4,463)
Noncurrent portion of inventory	(3,155)	(3,923)
	$ 73,121	$ 56,036

Costs for inventories of certain material are determined using the LIFO method and totaled approximately $21.7 million and $19.5 million at December 31, 2010 and 2009, respectively.

Property and equipment – net

Major classes of property, plant and equipment are as follows:

	December 31	
	2010	2009
Land and improvements	$ 7,467	$ 7,188
Buildings and improvements	55,766	51,297
Machinery and equipment	117,758	104,179
Construction in progress	4,949	6,068
	185,940	168,732
Less accumulated depreciation	109,674	100,966
	$ 76,266	$ 67,766

Property and equipment are recorded at cost. Depreciation for the Company's assets is computed using the straight-line method over the estimated useful lives. The estimated useful lives used, when purchased new, are: land improvements, ten years; buildings, forty years; building improvements, five to forty years; and machinery and equipment, three to ten years. Appropriate reductions in estimated useful lives are made for property, plant and equipment purchased in connection with an acquisition of a business or in a used condition when purchased.

Depreciation of property and equipment was $8 million in 2010, $6.7 million in 2009 and $8 million in 2008. Machinery and equipment includes $.6 million and $1 million of capital leases at December 31, 2010 and 2009, respectively.

Depreciation for the Company's PLP-USA assets prior to January 1, 2009 was computed using accelerated methods over the estimated useful lives, with the exception of personal computers, which were depreciated over three years using the straight-line method. Effective January 1, 2009, the Company changed its method of computing depreciation from accelerated methods to the straight-line method for its PLP-USA assets. Based on FASB ASC 250, Accounting Changes and Error Corrections, the Company determined that the change in depreciation method from an accelerated method to a straight-line method is a change in accounting estimate affected by a change in accounting principle. In accordance with ASC 250, a change in accounting estimate affected by a change in accounting principle is to be applied prospectively. The change is considered preferable because the straight-line method will more accurately reflect the pattern of usage and the expected benefits of such assets and provide greater consistency with the depreciation methods used by other companies in the Company's industry. The net book value of assets acquired prior to January 1, 2009 with useful lives remaining will be depreciated using the straight-line method prospectively. As a result of the change to the straight-line method of depreciating PLP-USA's assets, depreciation expense decreased $.5 million, or $.10 per basic and diluted share, for the year ended December 31, 2009.

Legal proceedings

From time to time, the Company may be subject to litigation incidental to its business. The Company is not a party to any pending legal proceedings that the Company believes would, individually or in the aggregate, have a material adverse effect on its financial condition, results of operations or cash flows.

Note C - Pension Plans

PLP-USA hourly employees of the Company who meet specific requirements as to age and service are covered by a defined benefit pension plan. The Company uses a December 31 measurement date for its plan.

Net periodic pension cost for PLP-USA's pension plan consists of the following components for the years ended December 31:

	2010	2009	2008
Service cost	$ 813	$ 908	$ 704
Interest cost	1,195	1,195	1,064
Expected return on plan assets	(960)	(759)	(998)
Recognized net actuarial loss	280	562	62
Net periodic pension cost	$ 1,328	$ 1,906	$ 832

The following tables set forth benefit obligations, plan assets and the accrued benefit cost of PLP-USA's pension plan at December 31:

	2010	2009
Projected benefit obligation at beginning of the year	$ 21,718	$ 20,551
Service cost	813	908
Interest cost	1,195	1,195
Actuarial (gain) loss	415	(488)
Benefits paid	(476)	(448)
Projected benefit obligation at end of year	$ 23,665	$ 21,718
Fair value of plan assets at beginning of the year	$ 13,040	$ 9,248
Actual return on plan assets	1,628	2,025
Employer contributions	-	2,215
Benefits paid	(476)	(448)
Fair value of plan assets at end of the year	$ 14,192	$ 13,040
Unfunded pension obligation	$ (9,473)	$ (8,678)

In accordance with ASC 715-20, the Company recognizes the underfunded status of its PLP-USA pension plan as a liability. The amount recognized in accumulated other comprehensive loss related to PLP-USA's pension plan at December 31 is comprised of the following:

	2010	2009
Balance at January 1	$ (4,762)	$ (6,225)
Reclassification adjustments:		
Pretax amortized net actuarial loss	280	562
Tax provision	(106)	(207)
	174	355
Adjustment to recognize (loss) gain on unfunded pension obligations:		
Pretax gain on plan assets	253	1,754
Tax provision	(96)	(646)
	157	1,108
Balance at December 31	$ (4,431)	$ (4,762)

The estimated net loss for the PLP-USA pension plan that will be amortized from accumulated other comprehensive income into periodic benefit cost for 2011 is $.3 million. There is no prior service cost to be amortized in the future.

The PLP-USA pension plan had accumulated benefit obligations in excess of plan assets as follows:

	2010	2009
Accumulated benefit obligation	$ 19,915	$ 17,039
Fair market value of assets	14,192	13,040

Weighted-average assumptions used to determine benefit obligations at December 31 are as follows:

	2010	2009
Discount rate	5.60%	6.00%
Rate of compensation increase	3.50	3.50

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 are as follows:

	2010	2009	2008
Discount rate	6.00%	5.75%	6.50%
Rate of compensation increase	3.50	3.50	3.50
Expected long-term return on plan assets	8.00	8.00	8.00

The net periodic pension cost for 2010 was based on a long-term asset rate of return of 8.0%. This rate is based upon management's estimate of future long-term rates of return on similar assets and is consistent with historical returns on such assets. Using the plan's current mix of assets and based on the average historical returns for such mix, an expected long-term rate-of-return of 8.0% is justified.

At December 31, 2010, the fair value of the Company's pension plan assets included inputs in Level 1: Quoted market prices in active markets for identical assets or liabilities and Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data. The fair value of the Company's pension plan assets as of December 31, 2010 and 2009, by category, are as follows:

	At December 31, 2010			
	Total Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Cash	$ 374	$ 374	$ -	$ -
Equity Securities	5,060	5,060	-	-
Mutual Funds	2,535	2,535	-	-
U.S. Treasury Securities	3,446	3,446	-	-
Corporate Bonds	2,726	-	2,726	-
Mortgage-Backed Securities	51	-	51	-
Total	$ 14,192	$ 11,415	$ 2,777	$ -

	At December 31, 2009			
	Total Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Cash	$ 246	$ 246	$ -	$ -
Equity Securities	4,747	4,747	-	-
Mutual Funds	3,185	3,185	-	-
U.S. Treasury Securities	3,646	3,646	-	-
Corporate Bonds	1,216	-	1,216	-
Total	$ 13,040	$ 11,824	$ 1,216	$ -

The Company's pension plan weighted-average asset allocations at December 31, 2010 and 2009, by asset category, are as follows:

	Plan assets at December 31	
	2010	2009
Asset category		
Equity securities	60%	61%
Debt securities	37	37
Cash and equivalents	3	2
	100%	100%

Management seeks to maximize the long-term total return of financial assets consistent with the fiduciary standards of ERISA. The ability to achieve these returns is dependent upon the need to accept moderate risk to achieve long-term capital appreciation.

In recognition of the expected returns and volatility from financial assets, retirement plan assets are invested in the following ranges with the target allocation noted:

	Range	Target
Equities	30-80%	60%
Fixed Income	20-70%	40%
Cash Equivalents	0-10%	

Investment in these markets is projected to provide performance consistent with expected long-term returns with appropriate diversification.

The Company's policy is to fund amounts deductible for federal income tax purposes. The Company expects to contribute $1.1 million to its pension plan in 2011.

The benefits expected to be paid out of the plan assets in each of the next five years and the aggregate benefits expected to be paid for the subsequent five years are as follows:

Year	Pension Benefits
2011	$ 510
2012	572
2013	651
2014	717
2015	780
2016-2020	5,464

The Company also provides retirement benefits through various defined contribution plans including PLP-USA's Profit Sharing Plan. Expense for these defined contribution plans was $4.6 million in 2010, $3.7 million in 2009 and $3.6 million in 2008.

Further, the Company also provides retirement benefits through the Supplemental Profit Sharing Plan. To the extent an employee's award under PLP-USA's Profit Sharing Plan exceeds the maximum allowable contribution permitted under existing tax laws, the excess is accrued for (but not funded) under a non-qualified Supplemental Profit Sharing Plan. The return under this Supplemental Profit Sharing Plan is calculated at a weighted average of the one year Treasury Bill rate plus 1%. At December 31, 2010 and 2009, the interest rate for the Supplemental Profit Sharing Plan was 1.47% and 1.37%, respectively. Expense for the Supplemental Profit Sharing Plan was $.3 million for 2010, $.3 million for 2009 and $.4 million for 2008. The Supplemental Profit Sharing Plan unfunded status as of December 31, 2010 and 2009 was $1.9 million and $1.7 million and is included in Other noncurrent liabilities.

Note D - Debt and Credit Arrangements

	December 31	
	2010	2009
Short-term debt		
Secured notes		
Thailand Baht denominated (Baht106,400) at 4.2% in 2009	$ -	$ 3,181
Brazilian Real denominated (R$ 1,056k) at 28.62% due 2011	633	-
New Zealand Dollar (NZ$796k) at 5.38 to 5.47% due 2011	613	-
Current portion of long-term debt	1,276	1,330
Total short-term debt	2,522	4,511
Long-term debt		
USD denominated at 1.51%, due 2013	8,349	-
Australian dollar denominated term loans (A$2,667), at 4.19% to 5.83% (3.31% to 5.83% in 2009), due 2011 and 2013, secured by land and building	1,389	2,024
Brazilian Real denominated term loan (R$ 1,289k) at .7% due 2014 secured by capital equipment	774	609
Chinese Rmb denominated term loan (RMB10,000) at 6.48% , secured by letter of credit	-	1,463
Thailand Baht denominated capital loans (Baht1,841) at 3.75% to 4.5%, secured by capital equipment	-	18
Polish Zloty denominated loans (PLN810) at 4.75% (5.07% in 2009) due 2011, secured by building, capital equipment and commercial note	84	184
Polish Zloty denominated loans (PLN593) at 4.33% (4.46% in 2009) due 2011, secured by corporate guarantee	54	131
Total long-term debt	10,650	4,429
Less current portion	(1,276)	(1,330)
Total long-term debt, less current portion	9,374	3,099
Total debt	$ 11,896	$ 7,610

A PLP-USA revolving credit agreement makes $30 million available to the Company at an interest rate of LIBOR plus 1.25% with a term expiring January 2013. At December 31, 2010, the interest rate on the revolving credit agreement was 1.51%. There was $8.3 million outstanding at December 31, 2010 under the revolving credit agreement. The revolving credit agreement contains, among other provisions, requirements for maintaining levels of working capital, net worth and profitability. At December 31, 2010, the Company was in compliance with these covenants.

Aggregate maturities of long-term debt during the next five years are as follows: $1.3 million for 2011, $.6 million for 2012, $8.7 million for 2013, $.1 million for 2014, and $0 thereafter.

Interest paid was $.5 million in 2010, 2009 and 2008.

Guarantees and Letters of Credit

The Company has guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from the current year through the completion of such transactions. The guarantees would typically be triggered in the event of nonperformance. As of December 31, 2010, the Company had total outstanding guarantees of $2.4 million. Additionally, certain domestic and foreign customers require the Company to issue lettes of credit or performance bonds as a condition of placing an order. As of December 31, 2010, the Company had total outstanding letters of credit of $6.9 million.

Note E - Leases

The Company has commitments under operating leases primarily for office and manufacturing space, transportation equipment, office equipment and computer equipment. Rental expense was $2.9 million in 2010, $1.5 million in 2009 and $1.6 million in 2008. Future minimum rental commitments having non-cancelable terms exceeding one year are $2.5 million in 2011, $1.6 million in 2012, $1.2 million in 2013, $1 million in 2014, $.4 million in 2015, and an aggregate $10.3 million thereafter. One such lease is for the Company's aircraft with a lease commitment through April 2012. Under the terms of the lease, the Company maintains the risk to make up a deficiency from market value attributable to damage, extraordinary wear and tear, excess air hours or exceeding maintenance overhaul schedules required by the Federal Aviation Administration. At the present time, the Company does not believe it has incurred any obligation for any contingent rent under the lease.

The Company has commitments under capital leases for equipment and vehicles. Amounts recognized as capital lease obligations are reported in accrued expense and other liabilities and other noncurrent liabilities in the Consolidated Balance Sheets. Future minimum rental commitments for capital leases are approximately $.2 million in 2011, $.1 million in 2012, 2013 and 2014 and less than $.1 million for 2015. The imputed interest for the capital leases is less than $.1 million. Leased property and equipment under capital leases are amortized using the straight-line method over the term of the lease. Routine maintenance, repairs, and replacements are expensed as incurred.

Note F - Income Taxes

Income before income taxes and discontinued operations was derived from the following sources:

	2010	2009	2008
United States	$ 9,007	$ 8,498	$ 8,311
Foreign	21,176	21,095	16,449
	$ 30,183	$ 29,593	$ 24,760

The components of income tax expense for the years ended December 31 are as follows:

	2010	2009	2008
Continuing operations	$ 7,175	$ 6,760	$ 7,718
Discontinued operations	-	-	67
	$ 7,175	$ 6,760	$ 7,785

The components of income taxes attributable to income from continuing operations for the years ended December 31 are as follows:

	2010	2009	2008
Current			
Federal	$ 1,768	$ 1,912	$ 2,473
Foreign	5,498	3,659	5,679
State and local	809	507	411
	8,075	6,078	8,563
Deferred			
Federal	342	81	(380)
Foreign	(1,098)	615	(494)
State and local	(144)	(14)	29
	(900)	682	(845)
	$ 7,175	$ 6,760	$ 7,718

The differences between the provision for income taxes from continuing operations at the U.S. statutory rate and the tax shown in the Statements of Consolidated Income for the years ended December 31 are summarized as follows:

	2010	2009	2008
Statutory Federal Tax Rate	35%	34%	34%
Federal tax at statutory rate	$ 10,564	$ 10,062	$ 8,419
State and local taxes, net of federal benefit	432	325	233
Non-deductible expenses	12	461	269
Foreign earnings and related tax credits	641	394	40
Non-U.S. tax rate variances	(3,121)	(918)	(992)
ASC 740 (formally FIN 48)	(368)	(607)	(409)
Valuation allowance	(403)	(480)	140
Tax credits	(329)	(77)	(65)
Gain from acquisition of business	-	(2,711)	-
Other, net	(253)	311	83
	$ 7,175	$ 6,760	$ 7,718

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their carrying value for financial statement purposes. The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities at December 31 are as follows:

	2010	2009
Deferred tax assets:		
Accrued compensation and benefits	$ 1,126	$ 1,163
Inventory valuation reserves	1,798	1,452
Allowance for doubtful accounts	69	44
Benefit plan reserves	6,183	4,754
Foreign tax credits	1,397	2,929
Capital tax loss carryforwards	2,056	2,132
Net operating loss carryforwards	937	968
Other accrued expenses	1,565	785
Gross deferred tax assets	15,131	14,227
Valuation allowance	(2,993)	(3,392)
Net deferred tax assets	12,138	10,835
Deferred tax liabilities:		
Depreciation and other basis differences	(3,535)	(2,649)
Undistributed foreign earnings	(236)	-
Inventory	-	(11)
Prepaid expenses	(70)	(75)
Intangibles	(3,299)	(1,663)
Unrealized Foreign Exchange	(166)	(230)
Other	(109)	(112)
Deferred tax liabilities	(7,415)	(4,740)
Net deferred tax assets	$ 4,723	$ 6,095

	2010	2009
Change in net deferred tax assets:		
Deferred income tax benefit	$ 900	$ (682)
Items of other comprehensive (loss)	(202)	(853)
Deferred tax balances from business acquisition	(2,070)	(1,374)
Total change in net deferred tax assets	$ (1,372)	$ (2,909)

Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carryforwards.

At December 31, 2010, the Company had $1.4 million of foreign tax credit carryforwards that will expire in 2014, $2.1 million of capital loss carryfowards that will expire in 2013 and $.9 million of net operating loss carryfowards that will expire between the years 2011 and 2014.

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. Based on this evaluation, the Company has established a valuation allowance of $3 million at December 31, 2010 in order to measure only the portion of the deferred tax asset that is more likely than not will be realized. Therefore, the Company recorded an allowance of $2.1 million against the capital loss carryfoward and $.9 million against the net operating loss carryforwards. The net decrease in the valuation allowance is primarily due to the reversal of the valuation allowance against foreign tax credit carryforwards . In 2009, the net decrease in the valuation allowance was primarily due to the reversal of foreign tax credit carryforwards that are expected to be realized and partially offset by an increase in foreign net operating loss carryforwards that are not expected to be realized.

As of December 31, 2010, the Company established a deferred tax liability of $.2 million associated with undistributed foreign earnings of $2.2 million. The Company has not established a deferred tax liability associated with approximately $102 million of its undistributed foreign earnings at December 31, 2010 as these earnings are considered to be permanently reinvested. These earnings would be taxable upon the sale or liquidation of these foreign subsidiaries, or upon the remittance of dividends. While the measurement of the unrecognized U.S. income taxes with respect to these earnings is not practicable, foreign tax credits would be available to offset some or all of any portion of such earnings that would be remitted as dividends.

Income taxes paid, net of refunds, were approximately $8.4 million in 2010, $5.8 million in 2009, and $7.7 million in 2008.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. As of December 31, 2010, with few exceptions, the Company is no longer subject to U.S. federal, state, local or foreign examinations by tax authorities for years before 2004.

The changes in unrecognized tax benefits for the years ended December 31 are as follows:

	2010	2009	2008
Balance at January 1	$ 1,304	$ 1,176	$ 1,585
Additions for tax positions of current year	53	164	161
Additions for tax positions of prior years	62	678	290
Reductions for tax positions of prior years	(281)	(79)	(282)
Expiration of statutes of limitations	(76)	(635)	(578)
Balance at December 31	$ 1,062	$ 1,304	$ 1,176

Accrued interest and penalties are not included in the above unrecognized tax balances. The Company records accrued interest as well as penalties related to unrecognized tax benefits as part of the provision for income taxes. The Company recognized less than $.1 million in interest, net of the amount lapsed through expiring statutes during the year ended December 31, 2010 and $(.2) million in interest, net of the amount lapsed through expiring statutes for the years ended December 31, 2009 and 2008. The Company had approximately $.4 million for the payment of interest accrued at December 31, 2010, $.3 million at December 31, 2009, and $.2 million at December 31, 2008. The Company had approximately $.3 million for the payment of penalties accrued at December 31, 2010, $.3 million at December 31, 2009, and none at December 31, 2008. If recognized approximately $.4 million of unrecognized tax benefits would affect the tax rate. The Company does not plan to decrease its unrecognized tax benefits within the next twelve months.

Note G – Share-Based Compensation

The 1999 Stock Option Plan

The 1999 Stock Option Plan (the Plan) permits the grant of 300,000 options to buy common shares of the Company to certain employees at not less than fair market value of the shares on the date of grant. At December 31, 2010 there were no shares remaining to be issued under the plan. Options issued to date under the Plan vest 50% after one year following the date of the grant, 75% after two years, and 100% after three years and expire from five to ten years from the date of grant. Shares issued as a result of stock option exercises will be funded with the issuance of new shares.

The Company has elected to use the simplified method of calculating the expected term of the stock options and historical volatility to compute fair value under the Black-Scholes option-pricing model. The risk-free rate for periods within the contractual life of the option is based on the U.S. zero coupon Treasury yield in effect at the time of grant. Forfeitures have been estimated to be zero.

There were no shares granted for the year ended December 31, 2010. There were 8,500 options granted for the year ended December 31, 2009. There were 13,000 options granted for the year ended December 31, 2008. The fair values for the stock options granted in 2009, and 2008 were estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2009	2008
Risk-free interest rate	5.2%	4.2%
Dividend yield	2.1%	2.8%
Expected life (years)	6	6
Expected volatility	44.0%	34.4%

Activity in the Company's plan for the year ended December 31, 2010 was as follows:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2010	85,502	$33.29		
Granted	-	$0.00		
Exercised	(13,445)	$19.33		
Forfeited	-	$0.00		
Outstanding (vested and expected to vest) at December 31, 2010	72,057	$35.89	5.5	$1,631
Exercisable at December 31, 2010	64,557	$34.89	5.1	$1,526

The weighted-average grant-date fair value of options granted during 2009 and 2008 was $16.07 and $15.52, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2010, 2009, and 2008 was $.4 million, $.8 million, and $.4 million, respectively. Cash received for the exercise of stock options during 2010 and 2009 was $.3 million and $.4 million, respectively.

For the years ended December 31, 2010, 2009 and 2008, the Company recorded compensation expense related to the stock options currently vesting, reducing income before taxes and net income by $.1 million in 2010 and 2009 annually and $.2 million in 2008. The total compensation cost related to nonvested awards not yet recognized at December 31, 2010 is expected to be a combined total of $.1 million over a weighted-average period of 1.5 years.

The excess tax benefits from share based awards for the years ended December 31, 2010 and 2009 was $.1 million, as reported on the consolidated statements of cash flows in financing activities, and represents the reduction in income taxes otherwise payable during the period, attributable to the actual gross tax benefits in excess of the expected tax benefits for options exercised in the current period.

Long Term Incentive Plan of 2008

Under the Preformed Line Products Company Long Term Incentive Plan of 2008 (the "LTIP Plan"), certain employees, officers, and directors will be eligible to receive awards of options and restricted shares. The purpose of this LTIP Plan is to give the Company and its subsidiaries a competitive advantage in attracting, retaining, and motivating officers, employees, and directors and to provide an incentive to those individuals to increase shareholder value through long-term incentives directly linked to the Company's performance. The total number of Company common shares reserved for awards under the LTIP Plan is 400,000. Of the 400,000 common shares, 300,000 common shares have been reserved for restricted share awards and 100,000 common shares have been reserved for share options. The LTIP Plan expires on April 17, 2018.

Restricted Share Awards

For all of the participants except the CEO, a portion of the restricted share award is subject to time-based cliff vesting and a portion is subject to vesting based upon the Company's performance over a three year period. All of the CEO's restricted shares are subject to vesting based upon the Company's performance over a three year period.

The restricted shares are offered at no cost to the employees; however, the participant must remain employed with the Company until the restrictions on the restricted shares lapse. The fair value of restricted share award is based on the market price of a common share on the grant date. The Company currently estimates that no awards will be forfeited. Dividends declared in 2009 and thereafter will be accrued in cash dividends. In 2008 dividends were reinvested in additional restricted shares, and held subject to the same vesting requirements as the underlying restricted shares.

A summary of the restricted share awards for the year ended December 31, 2010 is as follows:

	Restricted Share Awards			
	Performance and Service Required	Service Required	Total Restricted Awards	Weighted-Average Grant-Date Fair Value
Nonvested as of January 1, 2010	115,346	12,475	127,821	$ 38.28
Granted	66,973	7,303	74,276	35.75
Vested	(39,364)	-	(39,364)	54.74
Forfeited	-	-	-	-
Nonvested as of December 31, 2010	142,955	19,778	162,733	$ 33.14

For time-based restricted shares the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award in general and administrative expense in the accompanying statement of consolidated income. Compensation expense related to the time-based restricted shares for the years ended December 31, 2010, 2009 and 2008 was $.2 million, $.2 million and less than $.1 million, respectively. As of December 31, 2010, there was $.3 million of total unrecognized compensation cost related to time-based restricted share awards that is expected to be recognized over the weighted-average remaining period of approximately 1.5 years.

For the performance-based awards, the number of restricted shares in which the participants will vest depends on the Company's level of performance measured by growth in pretax income and sales growth over a requisite performance period. Depending on the extent to which the performance criterions are satisfied under the LTIP Plan, the participants are eligible to earn common shares over the vesting period. Performance-based compensation expense for the year ended December 31, 2010, 2009 and 2008 was $2.4 million, $1.6 million and $.3 million. As of December 31, 2010, the remaining performance-based restricted share awards compensation expense of $2.5 million is expected to be recognized over a period of approximately 1.7 years.

In the event of a Change in Control, vesting of the restricted shares will be accelerated and all restrictions will lapse. Unvested performance-based awards are based on a maximum potential payout. Actual shares awarded at the end of the performance period may be less than the maximum potential payout level depending on achievement of performance-based award objectives.

To satisfy the vesting of its restricted share awards, the Company has reserved new shares from its authorized but unissued shares. Any additional granted awards will also be issued from the Company's authorized but unissued shares. Under the LTIP Plan there are 97,903 common shares currently available for additional restricted share grants.

Deferred Compensation Plan

The Company maintains a trust, commonly referred to as a rabbi trust, in connection with the Company's deferred compensation plan. This plan allows Directors and certain Company employees to make elective deferrals of Director fees payable and LTIP restricted shares for future distribution in the form of common shares and held in the rabbi trust. The deferred compensation plan has the ability for the Directors to elect to receive Director fees either in cash currently or in shares of common stock of the Company at a later date. Assets of the rabbi trust are consolidated, and the value of the Company's stock held in the rabbi trust is classified in Shareholders' equity and generally accounted for in a manner similar to treasury stock. The Company recognizes the original amount of the deferred compensation (fair value of the deferred stock award at the date of grant) as the basis for recognition in common shares issued to the rabbi trust. Changes in the fair value of amounts owed to certain employees or Directors are not recognized as the Company's deferred compensation plan does not permit diversification and must be settled by the delivery of a fixed number of the Company's common shares. As of December 31, 2010, 23,305 LTIP shares have been deferred and are being held by the rabbi trust.

Share Option Awards

The LTIP plan permits the grant of 100,000 options to buy common shares of the Company to certain employees at not less than fair market value of the shares on the date of grant. At December 31, 2010 there were 79,500 shares remaining available for issuance under the LTIP Plan. Options issued to date under the Plan vest 50% after one year following the date of the grant, 75% after two years, and 100% after three years and expire from five to ten years from the date of grant. Shares issued as a result of stock option exercises will be funded with the issuance of new shares.

The Company has elected to use the simplified method of calculating the expected term of the stock options and historical volatility to compute fair value under the Black-Scholes option-pricing model. The risk-free rate for periods within the contractual life of the option is based on the U.S. zero coupon Treasury yield in effect at the time of grant. Forfeitures have been estimated to be zero.

There were 9,500 options granted for the year ended December 31, 2010. There were 11,000 options granted for the year ended December 31, 2009. The fair values for the stock options granted in 2010 and 2009 were estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2010	2009
Risk-free interest rate	2.9%	5.2%
Dividend yield	2.0%	2.1%
Expected life (years)	6	6
Expected volatility	43.3%	44.0%

Activity in the Company's plan for the year ended December 31, 2010 was as follows:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2010	11,000	$38.76		
Granted	9,500	$52.10		
Exercised	-	$0.00		
Forfeited	-	$0.00		
Outstanding (vested and expected to vest) at December 31, 2010	20,500	$44.94	9.5	$279
Exercisable at December 31, 2010	5,500	$38.76	9	$109

The weighted-average grant-date fair value of options granted during 2010 and 2009 was $19.47 and $15.93. There were no stock options exercised under the LTIP Plan during the year ended December 31, 2010. There were no excess tax benefits from stock based awards for the year ended December 31, 2010.

For the years ended December 31, 2010, 2009 and 2008, the Company recorded compensation expense related to the stock options currently vesting, reducing income before taxes and net income by $.1 million, less than $.1 million in 2009 and zero in 2008. The total compensation cost related to nonvested awards not yet recognized at December 31, 2010 is expected to be a combined total of $.3 million over a weighted-average period of approximately 2.6 years.

Note H - Computation of Earnings Per Share

Basic earnings per share were computed by dividing net income by the weighted-average number of shares of common stock outstanding for each respective period. Diluted earnings per share were calculated by dividing net income by the weighted-average of all potentially dilutive shares of common stock that were outstanding during the periods presented.

The calculation of basic and diluted earnings per share for the years ended December 31 were as follows:

	2010	2009	2008
Numerator			
Amount attributable to PLPC shareholders			
Income from continuing operations	$ 23,113	$ 23,357	$ 16,754
Income from discontinued operations	-	-	869
Net income attributable to PLPC	$ 23,113	$ 23,357	$ 17,623
Denominator			
Determination of shares			
Weighted-average common shares outstanding	5,242	5,232	5,279
Dilutive effect - share-based awards	93	134	60
Diluted weighted-average common shares outstanding	5,335	5,366	5,339
Earnings per common share attributable to PLPC shareholders			
Basic			
Income from continuing operations	$ 4.41	$ 4.46	$ 3.17
Income from discontinued operations	$ -	$ -	$ 0.17
Net income attributable to PLPC	$ 4.41	$ 4.46	$ 3.34
Diluted			
Income from continuing operations	$ 4.33	$ 4.35	$ 3.14
Income from discontinued operations	$ -	$ -	$ 0.16
Net income attributable to PLPC	$ 4.33	$ 4.35	$ 3.30

For the years ended December 31, 2010, 2009 and 2008, 56,500, 32,500 and 13,000 stock options were excluded from the calculation of diluted earnings per share due to the average market price being lower than the exercise price plus any unearned compensation on unvested options, and as such they are anti-dilutive. For the years ended December 31, 2010, 2009 and 2008, 4,422, 44,262 and 43,638 restricted shares were excluded from the calculation of diluted earnings per share due to the average market price being lower than the exercise price plus any unearned compensation on unvested options, and as such they are anti-dilutive.

Note I - Goodwill and Other Intangibles

The Company's finite and indefinite-lived intangible assets consist of the following:

	December 31, 2010		December 31, 2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets				
Patents	$ 4,829	$ (3,524)	$ 4,827	$ (3,213)
Land use rights	1,346	(77)	1,365	(55)
Trademark	967	(156)	311	-
Customer backlog	499	(363)	-	-
Technology	1,783	(37)	-	-
Customer relationships	8,519	(1,051)	5,372	(520)
	$ 17,943	$ (5,208)	$ 11,875	$ (3,788)
Indefinite-lived intangible assets				
Goodwill	$ 12,346		$ 6,925	

The Company performs its annual impairment test for goodwill utilizing a discounted cash flow methodology, market comparables, and an overall market capitalization reasonableness test in computing fair value by reporting unit. The Company then compares the fair value of the reporting unit with its carrying value to assess if goodwill has been impaired. Based on the assumptions as to growth, discount rates and the weighting used for each respective valuation methodology, results of the valuations could be significantly changed. However, the Company believes that the methodologies and weightings used are reasonable and result in appropriate fair values of the reporting units.

The Company performed its annual impairment test for goodwill as of January 1, 2010, and determined that no adjustment to the carrying value was required. The additions of tradename, customer backlog, technology and customer relationships were related to the acquisition of Electropar Limited (Electropar) (see Note M – Business Combinations for further details). The aggregate amortization expense for other intangibles with finite lives, ranging from 7 to 82 years, was $1.4 million for the year ended December 31, 2010, $.5 million for the year ended December 31, 2009 and $.6 million for the year ended December 31, 2008. Amortization expense is estimated to be $1.2 million for 2011, $1.1 million for 2012 and 2013, $1 million for 2014 and $.7 million annually for 2015. The weighted average remaining amortization period is approximately 19.5 years. The weighted average remaining amortization period by intangible asset class; patents, 4.4 years; land use rights, 65.8 years; trademark, 8 years; customer backlog, .3 years; technology, 19.6 years and customer relationships, 15.7 years.

The Company's only intangible asset with an indefinite life is goodwill. The Company's goodwill is not deductible for tax purposes. The increase in goodwill of $5.4 million in 2010 is related to the acquisition of Electropar of $4.8 million and foreign currency translation. The increase in goodwill in 2009 is related to the acquisition of Direct Power and Water Corporation (DPW) of $.9 million and foreign currency translation (see Note M - Business Combinations for further details).

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2010 and 2009, is as follows:

	The Americas	EMEA	Asia-Pacific	Total
Balance at January 1, 2009	$ 2,212	$ 1,181	$ 2,127	$ 5,520
Additions	866	-	-	866
Curency translation	-	32	507	539
Balance at December 31, 2009	3,078	1,213	2,634	6,925
Additions	-	-	4,843	4,843
Curency translation	-	(36)	614	578
Balance at December 31, 2010	$ 3,078	$ 1,177	$ 8,091	$ 12,346

Note J – Fair Value of Financial Assets and Liabilities

The carrying value of the Company's current financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, notes payable, and short-term debt, approximates its fair value because of the short-term maturity of these instruments. At December 31, 2010, the fair value of the Company's long-term debt was estimated using discounted cash flows analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements which are considered to be level two inputs. There have been no transfers in or out of level two for the twelve month period ended December 31, 2010. Based on the analysis performed, the fair value and the carrying value of the Company's long-term debt are as follows:

	December 31, 2010		December 31, 2009	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Long-term debt and related current maturities	$ 10,738	$ 10,650	$ 4,617	$ 4,429

As a result of being a global company, the Company's earnings, cash flows and financial position are exposed to foreign currency risk. The Company's primary objective for holding derivative financial instruments is to manage foreign currency risks. The Company accounts for derivative instruments and hedging activities as either assets or liabilities in the consolidated balance sheet and carry these instruments at fair value. The Company does not enter into any trading or speculative positions with regard to derivative instruments. At December 31, 2010, the Company had one immaterial derivative outstanding.

As part of the Purchase Agreement to acquire Electropar, the Company may be required to make an additional earn-out consideration payment up to NZ$2 million or $1.5 million US dollar based on Electropar achieving a financial performance target (Earnings Before Interest, Taxes, Depreciation and Amortization) over the 12 months ending July 31, 2011. The fair value of the contingent consideration arrangement is determined by estimating the expected (probability-weighted) earn-out payment discounted to present value and is considered a level three input. Based upon the initial evaluation of the range of outcomes for this contingent consideration, the Company has accrued $.4 million for the additional earn-out consideration payment as of the acquisition date in the Accrued expenses and other liabilities line on the consolidated balance sheet, and as part of the purchase price. Since the acquisition date, the range of outcomes and the assumptions used to develop the estimates of the accrual have not changed, and the amount accrued in the consolidated balance sheet has immaterially increased due to an increase in the net present value of the liability due to the passage of time.

Note K – Segment Information

The Company designs, manufactures and sells hardware employed in the construction and maintenance of telecommunication, energy and other utility networks, data communication products and mounting hardware for solar power applications. Principal products include cable anchoring, control hardware and splice enclosures which are sold primarily to customers in North and South America, Europe, South Africa and Asia Pacific.

As a result of several global acquisitions since 2007 and corresponding significant changes in the Company's internal structure, we realigned our business units as of the fourth quarter of 2010, into four operating segments to better capitalize on business development opportunities, improve ongoing services, enhance the utilization of our worldwide resources and global sourcing initiatives and to manage the Company better.

We report our segments in four geographic regions: PLP-USA, The Americas, EMEA (Europe, Middle East & Africa) and Asia-Pacific in accordance with accounting standards codified in FASB ASC 280, Segment Reporting. Each segment distributes a full range of our primary products. Our PLP-USA segment is comprised of our U.S. operations manufacturing our traditional products primarily supporting our domestic energy and telecommunications products. Our other three segments, The Americas, EMEA and Asia-Pacific support the Company's energy, telecommunications, data communication and solar products in each respective geographical region.

The segment managers responsible for each region report directly to the Company's Chief Executive Officer, who is the chief operating decision maker and are accountable for the financial results and performance of their entire segment for which they are responsible. The business components within each segment are managed to maximize the results of the entire company rather than the results of any individual business component of the segment.

The amount of each segment's performance reported should be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. The Company evaluates segment performance and allocates resources based on several factors primarily based on sales and income from continuing operations, net of tax. The segment information of all prior periods has been recast to conform to the current segment presentation.

The accounting policies of the operating segments are the same as those described in Note A in the Notes To Consolidated Financial Statements. No single customer accounts for more than ten percent of the Company's consolidated revenues. It is not practical to present revenues by product line. U.S. net sales for the years ended December 31, 2010, 2009 and, 2008 were $141.6 million, $117.9 million and $123.8 million, respectively. U.S. long lived assets as of December 31, 2010 and 2009 were $24.7 million and $23.6 million, respectively.

The following table presents a summary of the Company's reportable segments for the years ended December 31, 2010, 2009 and 2008. Financial results for the PLP-USA segment include the elimination of all segments' intercompany profits in inventory.

	Year ended December 31		
	2010	2009	2008
Net sales			
PLP-USA	$ 118,325	$ 103,910	$ 111,721
The Americas	79,695	62,161	60,343
EMEA	50,073	46,863	59,224
Asia-Pacific	90,212	44,272	38,454
Total net sales	$ 338,305	$ 257,206	$ 269,742
Intersegment sales			
PLP-USA	$ 8,447	$ 6,215	$ 7,668
The Americas	6,194	3,499	4,373
EMEA	1,719	1,689	1,198
Asia-Pacific	9,100	7,140	6,818
Total intersegment sales	$ 25,460	$ 18,543	$ 20,057
Interest income			
PLP-USA	$ -	$ 15	$ 115
The Americas	97	122	235
EMEA	163	207	376
Asia-Pacific	114	36	120
Total interest income	$ 374	$ 380	$ 846

	Year ended December 31		
	2010	2009	2008
Interest expense			
PLP-USA	$ (214)	$ (31)	$ (39)
The Americas	(77)	(95)	(30)
EMEA	(61)	(60)	(88)
Asia-Pacific	(297)	(337)	(387)
Total interest expense	$ (649)	$ (523)	$ (544)
Income taxes			
PLP-USA	$ 2,065	$ 1,842	$ 2,577
The Americas	2,276	2,928	2,413
EMEA	1,618	1,436	2,107
Asia-Pacific	1,216	554	621
Total income taxes	$ 7,175	$ 6,760	$ 7,718
Income from continuing operations, net of tax			
PLP-USA	$ 4,687	$ 4,352	$ 4,877
The Americas	6,356	6,763	5,227
EMEA	6,031	3,528	6,162
Asia-Pacific	5,934	8,190	776
Total income from continuing operations, net of tax	23,008	22,833	17,042
Income from discontinued operations, net of tax	-	-	869
Net income	23,008	22,833	17,911
Income (loss) attributable to noncontrolling interest, net of tax	(105)	(524)	288
Net income attributable to PLPC	$ 23,113	$ 23,357	$ 17,623

	As of December 31		
	2010	2009	2008
Expenditure for long-lived assets			
PLP-USA	$ 3,008	$ 2,854	$ 3,472
The Americas	5,639	4,387	2,518
EMEA	2,437	2,183	2,465
Asia-Pacific	1,190	1,243	1,556
Total expenditures for long-lived assets	$ 12,274	$ 10,667	$ 10,011
Depreciation and amortization			
PLP-USA	$ 3,396	$ 3,224	$ 4,399
The Americas	1,781	1,305	1,188
EMEA	1,527	1,391	1,625
Asia-Pacific	2,690	1,329	1,337
Total depreciation and amortization	$ 9,394	$ 7,249	$ 8,549

	As of December 31	
	2010	2009
Identifiable assets		
PLP-USA	$ 67,268	$ 65,266
The Americas	61,358	51,267
EMEA	44,526	42,887
Asia-Pacific	107,481	75,503
	280,633	234,923
Corporate assets	346	449
Total identifiable assets	$ 280,979	$ 235,372
Long-lived assets		
PLP-USA	$ 23,124	$ 22,723
The Americas	17,112	12,708
EMEA	12,327	11,862
Asia-Pacific	23,703	20,473
Total long-lived assets	$ 76,266	$ 67,766

Note L -Related Party Transactions

On August 17, 2010, the Company purchased 32,687 common shares of the Company from a trust for the benefit of Barbara P. Ruhlman at a price per share of $32.43, which was calculated from a 30-day average of market price. Barbara P. Ruhlman is a member of the Company's Board of Directors and the mother of Robert G. Ruhlman and Randall M. Ruhlman, both of whom are also members of the Board of Directors. Robert G. Ruhlman is Chairman, President and Chief Executive Officer of the Company. The purchase was consummated pursuant to a Shares Purchase Agreement dated August 17, 2010 by and between the Company and Bernard L. Karr, as trustee, under trust agreement dated February 16, 1985.

The Company's New Zealand subsidiary, Electropar currently leases two parcels of property, on which it has its corporate office, manufacturing and warehouse space. The entities leasing the property to Electropar are owned, in part, by Grant Wallace, Tony Wallace and Cameron Wallace, all current employees and the former owners of Electropar. For the year ended December 31, 2010, Electropar incurred a total of $.1 million for such lease expense.

The Company's DPW operation rents two properties owned by RandReau Properties, LLC and RaRe Properties, LLC., which are owned by Kevin Goodreau, Vice President of Business Development – Solar Division, and Jeffrey Randall, Vice President of Product Design – Solar Division. For the years ended December 31, 2010, 2009 and 2008 DPW paid rent expense of $.2 million annually for the properties.

The Company's Belos operation hires temporary employees through a temporary work agency, Flex-Work Sp. Z o.o., which is 50% owned by Agnieszka Rozwadowska. Agnieszka Rozwadowska is the wife of Piotr Rozwadowski, the Managing Director of the Belos operation located in Poland. For the years ended December 31, 2010, 2009 and 2008, Belos incurred a total of $.6 million, $.3 million and $1.1 million, respectively, for such temporary labor expense.

The Company's Belos operations engaged a company to perform various maintenance, renovation and building services at its location. This entity, ZRB Michalczyk Strumien, is solely owned by the husband (Aleksander Michalczyk) of Belos' Finance Director, Urszula Michalczyk. Belos incurred a total of $.2 million in 2010, $.1 million in 2009 and 2008, annually for such maintenance and building expense.

In September 2009, the Company invested $.5 million in Proxisafe, a Canadian company formed to design and commercialize new industrial safety equipment. In light of this investment, Mr. Robert Ruhlman, the Chairman of the Board, President and CEO of the Company, is a board member.

On May 15, 2008, the Company purchased 152,726 common shares of the Company from the John Deaver Drinko Trust, (the "Drinko Trust") and from the Elizabeth Gibson Drinko IRA (the "Drinko IRA"), at a price per share of $42.24. The purchase price was calculated using the average closing price of the Company's common shares on the NASDAQ over the prior thirty calendar days less 15%. John D. Drinko was a director of the Company from 1954 until his death in January 2008. Elizabeth Drinko is the wife of John D. Drinko. The agreements were executed on behalf of the Drinko Trust and Drinko IRA by Elizabeth Drinko, as beneficiary of the Drinko IRA and as Trustee of the Drinko Trust and individually and by National City Bank, as Trustee of the Drinko IRA. The purchase was made pursuant to the previously disclosed February 2007 authorization by the Company's Board of Directors for repurchase of up to 200,000 common shares.

Note M -Business Combinations

On May 15, 2010, the Company agreed to purchase Electropar Limited, a New Zealand corporation. Electropar designs, manufactures and markets pole line and substation hardware for the global electrical utility industry. Electropar is based in New Zealand with a subsidiary operation in Australia. The Company believes the acquisition of Electropar has and will continue to strengthen its position in the power distribution, transmission and substation hardware markets and expand its presence in the Asia-Pacific region.

The acquisition of Electropar closed on July 31, 2010. Pursuant to the Purchase Agreement, the Company acquired all of the outstanding equity of Electropar for NZ$20.3 million or $14.8 million U.S. dollars, net of a customary post-closing working capital adjustment of $.2 million. In addition, the Company may be required to make an additional earn-out consideration payment up to NZ$2 million or $1.5 million U.S. dollars based on Electropar achieving a financial performance target (Earnings Before Interest, Taxes, Depreciation and Amortization) over the 12 months ending July 31, 2011. The fair value of the contingent consideration arrangement is determined by estimating the expected (probability-weighted) earn-out payment discounted to its present value. Based upon the initial evaluation of the range of outcomes for this contingent consideration, the Company has accrued $.4 million for the additional earn-out consideration payment as of the acquisition date in the Accrued expenses and other liabilities line on the consolidated balance sheet, and as part of the purchase price. Since the acquisition date, the range of outcomes and the assumptions used to develop the estimates of the accrual have not changed, and the amount accrued in the consolidated balance sheet has immaterially increased due to an increase in the net present value of the liability due to the passage of time. In addition, the Purchase Agreement includes customary representations, warranties, covenants and indemnification provisions.

The acquisition was accounted for as a business purchase pursuant to FASB ASC 805, Business Combinations. As required by ASC 805-20, the Company allocated the purchase price to assets and liabilities based on their estimated value at the acquisition date. The following table summarizes the fair values of the assets acquired and liabilities assumed on July 31, 2010 related to the acquisition of Electropar:

	July 31, 2010
Cash and cash equivalents	$ 431
Tangible and other assets	8,764
Amortizable intangible assets:	
Customer relationships	2,617
Trade name	602
Technology	1,682
Backlog	471
Goodwill	4,843
Total assets acquired	19,410
Liabilities assumed	(4,659)
Total	$ 14,751

The amortizable intangible assets include customer relationships, trade names and technology having useful lives of 15 years, 10 years, and 20 years, respectively and will be amortized over the straight-line method. The customer backlog has a useful life of nine months and will be amortized based on its contribution to earnings. The aggregate amortization expense for these intangible assets since the acquisition date was $.5 million.

Approximately $4.8 million has been allocated to goodwill, representing the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill for Electropar, which is not deductible for tax purposes, resulted primarily from the expected synergies, and the Company's expectations that it will expand many of its products into the New Zealand market. The allocation of the purchase price was finalized on September 30, 2010.

Operating results of the acquired business have been included in the Company's statements of consolidated income from the acquisition date forward. From the acquisition date through December 31, 2010, operating results were net sales of $8.7 million and net loss of $.5 million. The net loss is primarily attributable to writing up finished goods at the acquisition date to fair market value (and thus recognizing minimal profit upon sale) and amortization expense of $.5 million for the intangible assets.

Acquisition costs related to Electropar were $.4 million for the year ended December 31, 2010. These costs were for legal, accounting, valuation, other professional services and travel related costs. These costs were included in General and administrative costs in the Company's statement of consolidated income.

Electropar is reported as part of the Company's Asia-Pacific segment.

On December 18, 2009, the Company completed the business combination acquiring certain subsidiaries and other assets from Tyco Electronics Group S.A. of its Dulmison business for $16 million in cash, and the assumption of certain liabilities. Dulmison was a leader in the supply and manufacturer of electrical transmission and distribution products. Dulmison designed, manufactured and marketed pole line hardware and vibration control products for the global electrical utility industry. Dulmison was based in Australia with operations in Australia, Thailand, Indonesia, Malaysia, Mexico and the United States. The operations located in Thailand, Indonesia, Malaysia and assets acquired in Australia are included in the Company's Asia-Pacific segment. The assets acquired in Mexico are included in the Company's Americas segment and the United States assets purchased are included in the Company's PLP-USA segment.

The acquisition resulted in a gain on acquisition of business under the guidance for business combinations. The purchase price was allocated to the acquired assets and assumed liabilities based on the fair values at the date of acquisition, with the gain on acquisition of business of $9.1 million representing the excess of the fair value allocated to the net assets over the purchase price. The Company was able to realize a gain on acquisition of business as a result of market conditions and the seller's desire to exit the business. The gain on acquisition of business is recorded on the face of the Statement of Consolidated Income within other income (expense). Operating results of the acquired business have been included in the Company's Statement of Consolidated Income from the acquisition date forward.

On October 7, 2009, the Company acquired a 33.3% investment in Proxisafe Ltd. for $.5 million. The Canadian company was formed to design and commercialize new industrial safety equipment. The Company's consolidated balance sheet as of December 31, 2009 reflects the investment under the equity method.

On May 21, 2008, the Company entered into a Joint Venture Agreement for $.3 million, as goodwill, to form a joint venture between the Company's Australian subsidiary, Preformed Line Products Australia Pty Ltd (PLP-AU) and BlueSky Energy Pty Ltd, a solar systems integration and installation business based in Sydney, Australia. PLP-AU holds a 50% ownership interest in the new joint venture company, which operates under the name BlueSky Energy Australia (BlueSky), with the option to acquire the remaining 50% ownership interest from BlueSky Energy Pty Ltd over the next five years. BlueSky Energy Pty Ltd has transferred technology and assets to the joint venture. The Company's Consolidated Balance Sheet as of December 31, 2009 reflects the acquisition of the joint venture under the purchase method of accounting and due to the immateriality of the joint venture on the results of operations no additional disclosures are included.

Note N – Discontinued Operations

On May 30, 2008, the Company sold its SMP subsidiary for $11.7 million and recognized a $.8 million gain, net of tax, which includes expenses incurred related to the divestiture of SMP. The sale included $1.5 million held in escrow for one year, which was received in 2009. The Company does not have any significant involvement in the operations of SMP.

Operating results of SMP are presented in the Company's Consolidated Statements of Income as income from discontinued operations, net of tax. The operation had been reported within the SMP reporting segment, which is comprised of the U.S. operations supporting the Company's data communication products. The operating results of the business unit for the years ended December 31, 2008 are as follows:

	2008
Net Sales	$ 8,308
Income before income taxes	180
Provision for income taxes	(67)
Gain on sale, net of tax	756
Income from discontinued operations, net of tax	$ 869

Note O - Quarterly Financial Information (unaudited)

The following table summarizes our quarterly results of operations for each of the quarters in 2010 and 2009. The fourth quarter 2009 results have been impacted by a gain on acquisition of business of $9.1 million or $1.73 per share basic and $1.69 per diluted share. Additionally, the fourth quarter of 2009 has been impacted by acquisition related after tax expenses of $3.2 million, or $.61 per basic and diluted share, which has been recorded in general and administrative expenses on the Statements of Consolidated Income. These quarterly results are unaudited, but in the opinion of management have been prepared on the same basis as our audited financial information and include all adjustments necessary for a fair presentation of our results of operations.

	Quarter ended			
	March 31	June 30	September 30	December 31
2010				
Net sales	$ 68,908	$ 82,137	$ 93,942	$ 93,318
Gross profit	20,025	27,455	31,671	29,065
Income before income taxes	1,595	7,293	13,884	7,411
Net income	1,034	6,096	9,882	5,996
Net income attributable to PLPC	1,132	6,096	9,879	6,006
Net income attributable to PLPC per share, basic	0.22	1.16	1.89	1.15
Net income attributable to PLPC per share, diluted	0.21	1.13	1.83	1.13
2009				
Net sales	$ 58,694	$ 59,568	$ 69,132	$ 69,812
Gross profit	18,578	19,850	24,614	21,726
Income before income taxes	4,307	5,263	8,449	11,574
Net income	2,717	3,542	6,259	10,315
Net income attributable to PLPC	2,722		6,320	10,731
Net income attributable to PLPC per share, basic	0.52	0.69	1.21	2.05
Net income attributable to PLPC per share, diluted	0.51	0.68	1.19	1.99

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's Principal Executive Officer and Principal Financial Officer have concluded that the Company's disclosure controls and procedures as defined in Rule 13a-15(e) or Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended, were effective as of December 31, 2010.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the consolidated financial statements in accordance with generally accepted accounting principles.

As discussed in Note M in the Notes to Consolidated Financial Statements, we acquired Electropar Limited during 2010. As permitted by the Securities and Exchange Commission, management has excluded internal control over financial reporting from Electropar Limited in its assessment. Electropar represented $20.8 million and $15.1 million of total and net assets as of December 31, 2010 and $8.7 million and $.5 million of revenues and net loss, respectively, for the year ended December 31, 2010.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation.

Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer and Vice President of Finance, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework.* Based upon this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, who expressed an unqualified opinion as stated in their report, a copy of which is included below.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f)) during the quarter ended December 31, 2010 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Preformed Line Products Company

We have audited Preformed Line Products Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Preformed Line Products Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Electropar Limited, which is included in the 2010 consolidated financial statements of Preformed Line Products Company and constituted $20.8 million and $15.1 million of total and net assets, as of December 31, 2010 and $8.7 million and $0.5 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Preformed Line Products Company also did not include an evaluation of the internal control over financial reporting of Electropar Limited.

In our opinion, Preformed Line Products Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Preformed Line Products Company as of December 31, 2010 and 2009 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 10, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
March 11, 2011

Item 9B. Other Information

None

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is incorporated by reference to the information under the captions "Corporate Goverance - Election of Directors","Section 16(a) Beneficial Ownership Compliance", "Corporate Goverance – Code of Coduct" and "Corporate Goverance – Board and Committee Meetings – Audit Committee" in the Company's Proxy Statement, for the Annual Meeting of Shareholders to be held April 25, 2011 (the "Proxy Statement"). Information relative to executive officers of the Company is contained in Part I of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information set forth under the caption "Director and Executive Officer Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Other than the information required by Item 201(d) of Regulation S-K the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference. The information required by Item 201(d) of Regulation S-K is set forth in Item 5 of this report.

Item 13. Certain Relationships, Related Transactions and Director Independence

The information set forth under the captions "Transactions with Related Persons" and "Election of Directors" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information set forth under the captions "Independent Public Accountants", "Audit Fees", "Audit-Related Fees", "Tax Fees" and "All Other Fees" in the Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Schedule

Page	Financial Statements
34	Consolidated Balance Sheets
35	Statements of Consolidated Income
36	Statements of Consolidated Cash Flows
37	Statements of Consolidated Shareholders' Equity
39	Notes to Consolidated Financial Statements

Page	Schedule
73	II - Valuation and Qualifying Accounts

(b) Exhibits

Exhibit Number	Exhibit
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to the Company's Registration Statement on Form 10).
3.2	Amended and Restated Code of Regulations of Preformed Line Products Company (incorporated by reference to the Company's Registration Statement on Form 10).
4	Description of Specimen Share Certificate (incorporated by reference to the Company's Registration Statement on Form 10).
10.1	Preformed Line Products Company 1999 Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form 10).*
10.2	Preformed Line Products Company Officers Bonus Plan (incorporated by reference to the Company's 10-K filed for the year ended December 31, 2007).*
10.3	Preformed Line Products Company Executive Life Insurance Plan – Summary (incorporated by reference to the Company's Registration Statement on Form 10).*
10.4	Preformed Line Products Company Supplemental Profit Sharing Plan (incorporated by reference to the Company's Registration Statement on Form 10).*
10.5	Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated December 30, 1994 (incorporated by reference to the Company's Registration Statement on Form 10).
10.6	Amendment to the Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated October 31, 2002 (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2003).
10.7	Preformed Line Products Company 1999 Employee Stock Option Plan Incentive Stock Option agreement (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2004).*
10.8	Preformed Line Products Company Chief Executive Officer Bonus Plan (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2007).*
10.9	Preformed Line Products Company Long Term Incentive Plan of 2008 (incorporated by reference to the Company's 8-K current report filing dated May 1, 2008).*
10.10	Deferred Shares Plan (incorporated by reference to the Company's 8-K current report filing dated August 21, 2008).
10.11	Form of Restricted Shares Grant Agreement (incorporated by reference to the Company's 10-Q filing for the quarter ended September 30, 2008).*

10.12	Stock and Purchase Agreement, dated October 22, 2009, by and among the Company and Tyco Electronics Group S.A. to acquire the Dulmison business (incorporated by reference to the Company's 10-K filing for the fiscal year ended December 31, 2009) .
10.13	Agreement for sale and purchase of shares in Electropar Limited, dated May 15, 2010, by and among the Company and Tony Lachlan Wallace, Grant Lachlan Wallace and Helen Amelia Wallace; Grant Lachlan Wallace, Tony Lachlan Wallace and Alison Kay Wallace; and Cameron Lachlan Wallace, Grant Lachlan Wallace and Tony Lachlan Wallace (the agreement does not include the schedules and other attachments. Copies will be provided to the SEC upon request) (incorporated by reference to the Company's 10-Q filing for the quarter ended September 30, 2010).
10.14	Stock Purchase Agreement dated August 17, 2010 by and between the Company and the trustee under the Irrevocable Trust Agreement between Barbara P. Ruhlman and Bernard L. Karr, dated July 29, 2008 (incorporated by reference to the Company's 8-K current report filing dated August 17, 2010).
10.15	Line of Credit Note dated February 5, 2010 between the Company and PNC Bank, National Association, filed herewith.
10.16	Loan Agreement dated February 5, 2010 between the Company and PNC Bank, National Association, filed herewith.
14.1	Preformed Line Products Company Code of Conduct (incorporated by reference to the Company's 8-K current report filing dated August 6, 2007).
21	Subsidiaries of Preformed Line Products Company, filed herewith.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, filed herewith.
31.1	Certification of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certification of the Principal Financial Officer, Eric R. Graef, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.
32.2	Certification of the Principal Accounting Officer, Eric R. Graef, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.

* Indicates management contracts or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Preformed Line Products Company

March 11, 2011

/s/ Robert G. Ruhlman
Robert G. Ruhlman
Chairman, President and Chief Executive Officer
(principal executive officer)

March 11, 2011

/s/ Eric R. Graef
Eric R. Graef
Chief Financial Officer and Vice President Finance
(principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacity and on the dates indicated.

March 11, 2011

/s/ Robert G. Ruhlman
Robert G. Ruhlman
Chairman, President and Chief Executive Officer

March 11, 2011

/s/ Barbara P. Ruhlman
Barbara P. Ruhlman
Director

March 11, 2011

/s/ Randall M. Ruhlman
Randall M. Ruhlman
Director

March 11, 2011

/s/ Glenn E. Corlett
Glenn E. Corlett
Director

March 11, 2011

/s/ Michael E. Gibbons
Michael E. Gibbons
Director

March 11, 2011

/s/ R. Steven Kestner
R. Steven Kestner
Director

March 11, 2011

/s/ Richard R. Gascoigne
Richard R. Gascoigne
Director

PREFORMED LINE PRODUCTS COMPANY

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2010, 2009 and 2008
(Thousands of dollars)

For the year ended December 31, 2010:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions (a)	Balance at end of period
Allowance for doubtful accounts	$ 769	$ 469	$ (386)	$ 23	$ 875
Reserve for credit memos	226	192	(80)	-	338
Slow-moving and obsolete inventory reserves	5,539	767	(859)	160	5,607
Accrued product warranty	209	403	(108)	32	536

For the year ended December 31, 2009:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions (a)	Balance at end of period
Allowance for doubtful accounts	$ 498	$ 322	$ (224)	$ 173	$ 769
Reserve for credit memos	474	224	(472)	-	226
Slow-moving and obsolete inventory reserves	3,056	2,029	(841)	1,295	5,539
Accrued product warranty	129	81	(6)	5	209

For the year ended December 31, 2008:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions	Balance at end of period
Allowance for doubtful accounts	$ 733	$ 114	$ (305)	$ (44)	$ 498
Reserve for credit memos	466	472	(464)	-	474
Slow-moving and obsolete inventory reserves	3,332	1,161	(1,322)	(115)	3,056
Accrued product warranty	104	147	(94)	(28)	129

(a) Other additions or deductions relate to translation adjustments. Included in 2010 are opening balances for acquisitions for the allowance for doubtful accounts of $2 thousand. Included in 2009 are opening balances for acquisitions for the following reserves; allowance for doubtful accounts of $117 thousand and $1.3 million for inventory reserves.

Exhibit Index

3.1	Amended and Restated Articles of Incorporation (incorporated by reference to the Company's Registration Statement on Form 10).
3.2	Amended and Restated Code of Regulations of Preformed Line Products Company (incorporated by reference to the Company's Registration Statement on Form 10).
4	Description of Specimen Stock Certificate (incorporated by reference to the Company's Registration Statement on Form 10).
10.1	Preformed Line Products Company 1999 Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form 10).*
10.2	Preformed Line Products Company Officers Bonus Plan (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2007).*
10.3	Preformed Line Products Company Executive Life Insurance Plan – Summary (incorporated by reference to the Company's Registration Statement on Form 10).*
10.4	Preformed Line Products Company Supplemental Profit Sharing Plan (incorporated by reference to the Company's Registration Statement on Form 10).*
10.5	Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated December 30, 1994 (incorporated by reference to the Company's Registration Statement on Form 10).
10.6	Amendment to the Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated October 31, 2002 (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2003).*
10.7	Preformed Line Products Company 1999 Employee Stock Option Plan Incentive Stock Option Agreement (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2004).
10.8	Preformed Line Products Company Chief Executive Officer Bonus Plan (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2007).
10.9	Preformed Line Products Company Long Term Incentive Plan of 2008 (incorporated by reference to the Company's 8-K current report filing dated May 1, 2008).*
10.10	Deferred Shares Plan (incorporated by reference to the Company's 8-K current report filing dated August 21, 2008).*
10.11	Form of Restricted Shares Grant Agreement (incorporated by reference to the Company's 10-Q filing for the quarter ended September 30, 2008). *
10.12	Stock and Purchase Agreement, dated October 22, 2009, by and among the Company and Tyco Electronics Group S.A. to acquire the Dulmison business (incorporated by reference to the Company's 10-K filing for the fiscal year ended December 31, 2009) .
10.13	Agreement for sale and purchase of shares in Electropar Limited, dated May 15, 2010, by and among the Company and Tony Lachlan Wallace, Grant Lachlan Wallace and Helen Amelia Wallace; Grant Lachlan Wallace, Tony Lachlan Wallace and Alison Kay Wallace; and Cameron Lachlan Wallace, Grant Lachlan Wallace and Tony Lachlan Wallace (the agreement does not include the schedules and other attachments. Copies will be provided to the SEC upon request) (incorporated by reference to the Company's 10-Q filing for the quarter ended September 30, 2010).
10.14	Stock Purchase Agreement dated August 17, 2010 by and between the Company and the trustee under the Irrevocable Trust Agreement between Barbara P. Ruhlman and Bernard L. Karr, dated July 29, 2008 (incorporated by reference to the Company's 8-K current report filing dated August 17, 2010).
10.15	Line of Credit Note and Loan Agreement dated February 5, 2010 between the Company and PNC Bank, National Association, filed herewith
10.16	Loan Agreement dated February 5, 2010 between the Company and PNC Bank, National Association, filed herewith.
14.1	Preformed Line Products Company Code of Conduct (incorporated by reference to the Company's 8-K current report filing dated August 6, 2007).
21	Subsidiaries of Preformed Line Products Company, filed herewith.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, filed herewith.
31.1	Certifications of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certification of the Principal Financial Officer, Eric R. Graef, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.
32.2	Certification of the Principal Accounting Officer, Eric R. Graef, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.

* Indicates management contracts or compensatory plan or arrangement.

Exhibit 21

PREFORMED LINE PRODUCTS COMPANY

SUBSIDIARIES

Domestic Subsidiaries:

Direct Power and Water Corporation
Albuquerque, New Mexico

International Subsidiaries:

Australia
Preformed Line Products (Australia) Pty Ltd.
Sydney, Australia

Brazil
PLP-Produtos Para Linhas Preformados Ltd.
Sao Paulo, Brazil

Canada
Preformed Line Products (Canada) Ltd.
Cambridge, Ontario, Canada

China
Beijing PLP Conductor Line Products Co., Ltd.
Beijing, China

Indonesia
PT Preformed Line Products Indonesia
Bekasi, Indonesia

Malaysia
Preformed Line Products (Malaysia) Snd. Bhd
Selangor, Malaysia

Mexico
Preformados de Mexico S.A. de C.V.
Queretaro, Mexico

New Zealand
Electropar Ltd.
Auckland, New Zealand

Poland
Belos-PLP SA
Beilsko-Biala, Poland

South Africa
Preformed Line Products (South Africa) Pty. Ltd.
Pietermaritzburg, Natal
Republic of South Africa

Spain
APRESA – PLP Spain, S. A.
Sevilla, Spain

Thailand
Preformed Line Products (Asia) Ltd.
Bangkok, Thailand

Preformed Line Products (Thailand) Ltd.
Bangkok, Thailand

United Kingdom
Preformed Line Products (Great Britain) Ltd.
Andover, Hampshire, England

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-73692) pertaining to the Salaried Employees' Profit Sharing Plan of Preformed Line Products Company, in the Registration Statement (Form S-8 No. 333-73690) pertaining to the 1999 Employee Stock Option Plan of Preformed Line Products Company, and in the Registration Statement (Form S-8 No. 333-153263) pertaining to the Long Term Incentive Plan of 2008 of Preformed Line Products Company of our reports dated March 11, 2011, with respect to the consolidated financial statements and schedule of Preformed Line Products Company, and the effectiveness of internal control over financial reporting of Preformed Line Products Company included in this Annual Report on Form 10-K for the year ended December 31, 2010.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 11, 2011

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert G. Ruhlman, certify that:

1. I have reviewed this annual report on Form 10-K of Preformed Line Products Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2011

/s/ Robert G. Ruhlman
Robert G. Ruhlman
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Eric R. Graef, certify that:

1. I have reviewed this annual report on Form 10-K of Preformed Line Products Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2011

/s/ Eric R. Graef
Eric R. Graef
Chief Financial Officer and Vice President - Finance
(Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert G. Ruhlman, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Annual Report on Form 10-K of Preformed Line Products Company for the period ended December 31, 2010 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Preformed Line Products Company.

March 11, 2011

/s/ Robert G. Ruhlman
Robert G. Ruhlman
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Preformed Line Products Company and will be retained by Preformed Line Products Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Eric R. Graef, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Annual Report on Form 10-K of Preformed Line Products Company for the period ended December 31, 2010 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Preformed Line Products Company.

March 11, 2011

/s / Eric R. Graef
Eric R. Graef
Chief Financial Officer and
Vice President - Finance
(Principal Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Preformed Line Products Company and will be retained by Preformed Line Products Company and furnished to the Securities and Exchange Commission or its staff upon request.

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PREFORMED LINE PRODUCTS COMPANY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our shareholders:

The 2011 annual meeting of shareholders of Preformed Line Products Company will be held at the offices of the Company, 660 Beta Drive, Mayfield Village, Ohio, on Monday, April 25, 2011, at 9:00 a.m., local time, for the following purposes:

1. To elect three directors, each for a term expiring in 2013;
2. To approve an amended and restated Long Term Incentive Plan of 2008;
3. To hold an advisory vote on the compensation of the Company's Named Executive Officers;
4. To hold an advisory vote on the frequency of a shareholder vote on compensation of the Company's Named Executive Officers;
5. To ratify the appointment of Ernst & Young LLP;
6. To receive reports at the meeting. No action constituting approval or disapproval of the matters referred to in the reports is contemplated; and
7. Any other matters that properly come before the meeting.

Only shareholders of record at the close of business on March 9, 2011, are entitled to notice of and to vote at the meeting or any adjournment thereof. Shareholders are urged to complete, date and sign the enclosed proxy and return it in the enclosed envelope. The principal address of Preformed Line Products Company is 660 Beta Drive, Mayfield Village, Ohio 44143.

By order of the Board of Directors,

Caroline S. Vaccariello

CAROLINE S. VACCARIELLO,
Secretary

Dated: March 21, 2011

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MONDAY, APRIL 25, 2011: The proxy statement and the Company's 2010 Annual Report to Shareholders are also available at: http://materials.proxyvote.com/740444.

YOUR VOTE IS IMPORTANT
PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY

PREFORMED LINE PRODUCTS COMPANY

PROXY STATEMENT

Our Board of Directors is sending you this proxy statement to ask for your vote as a Preformed Line Products Company shareholder on the matters to be voted on at the annual meeting of shareholders. The annual meeting of shareholders will be held at 660 Beta Drive, Mayfield Village, Ohio, 44143, on Monday, April 25, 2011, at 9:00 a.m., local time. We are mailing this proxy statement and the accompanying notice and proxy to you on or about March. 19, 2010.

Annual Report. A copy of our Annual Report to Shareholders for the fiscal year ended December 31, 2010, is enclosed with this proxy statement.

Solicitation of Proxies. Our Board of Directors is making this solicitation of proxies and we will pay the cost of the solicitation. In addition to solicitation of proxies by mail, our employees may solicit proxies by telephone, facsimile or electronic mail.

Proxies; Revocation of Proxies. The shares represented by your proxy will be voted in accordance with the instructions as indicated on your proxy. In the absence of any such instructions, they will be voted to (a) elect the director nominees set forth under "Election of Directors", (b) approve the amended and restated Long Term Incentive Plan of 2008, (c) approve the compensation paid to the Company's Named Executive Officers, (d) approve "every three years" regarding the frequency of a shareholder vote on compensation of the Company's Named Executive Officers; and (e) ratify the appointment of Ernst & Young LLP. Your presence at the annual meeting of shareholders, without more, will not revoke your proxy. However, you may revoke your proxy at any time before it has been exercised by signing and delivering a later-dated proxy or by giving notice to us in writing at our address indicated on the attached Notice of Annual Meeting of Shareholders by April 25, 2011, or in the open meeting.

Voting Eligibility. Only shareholders of record at the close of business on the record date, March 9, 2011, are entitled to receive notice of the annual meeting of shareholders and to vote the common shares that they held on the record date at the meeting. On the record date, our voting securities outstanding consisted of 5,504,116 common shares, $2 par value, each of which is entitled to one vote at the meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

The following table shows the amount of the Company's Common Shares beneficially owned as of March 9, 2011 by (a) the Company's directors, (b) each other person known by the Company to own beneficially more than 5% of the outstanding Common Shares, (c) the Company's named executive officers, and (d) the Company's executive officers and directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Barbara P. Ruhlman (1)	820,035 (2)	14.9%
Robert G. Ruhlman (1)	1,827,722 (3)	33.2%
Randall M. Ruhlman (1)	1,624,343 (4)	29.5%
Royce & Associates, LLC (5)	666,424	12.1%
KeyCorp (6)	404,352	7.3%
Eric R. Graef	26,321 (7)	*
William H. Haag III	27,505 (7)	*
Dennis F. McKenna	25,060 (7)	*
David C. Sunkle	21,611 (7)	*
Glenn E. Corlett	1,000	*
Richard R. Gascoigne	1,800	*
Michael E. Gibbons	225	*
R. Steven Kestner	1,825	*
All executive officers and directors as a group (13 persons)	2,962,070	53.8%

* Represents less than 1%.

(1) The mailing address for each of Barbara P. Ruhlman, Robert G. Ruhlman and Randall M. Ruhlman is 660 Beta Drive, Mayfield Village, Ohio 44143.

(2) Includes 63,335 shares held by The Thomas F. Peterson Foundation, of which Barbara P. Ruhlman is President and a Trustee.

(3) Includes 108,008 shares held by the Preformed Line Products Company Profit Sharing Trust, 93,312 shares held in trust for the benefit of Robert G. Ruhlman and his children (these 93,312 shares are also shown as being beneficially owned by Randall M. Ruhlman) and 300 shares owned by his wife or held by her as custodian. Also includes 400,452 shares held in the Ethel B. Peterson Trust of which Robert G. Ruhlman acts as co-Trust Advisor and has voting control (these 400,452 shares are also shown as being beneficially owned by Randall M. Ruhlman who also acts as co-Trust Advisor and has voting control); and 964,313 shares in the Irrevocable Trust between Barbara P. Ruhlman and Bernard L. Karr of which Bernard L. Karr is the trustee and for which Robert G. Ruhlman acts as co-Trust-Advisor and has voting control (these 964,313 shares are also shown as being beneficially owned by Randall M. Ruhlman). Also includes 80,937 restricted shares that may be forfeited if certain service and performance vesting requirements are not achieved. Also includes 23,305 of deferred common shares held in the rabbi trust for future distribution under the Company's Deferred Compensation Plan.

(4) Includes 93,312 shares held in trust for the benefit of Randall M. Ruhlman and his children (these 93,312 shares are also shown as being beneficially owned by Robert G. Ruhlman). Also includes 400,452 shares held in the Ethel B. Peterson Trust of which Randall M. Ruhlman acts as co-Trust Advisor and has voting control (these 400,452 shares are also shown as being beneficially owned by Robert G. Ruhlman who also acts as co-Trust Advisor and has voting control); and 964,313 shares in the Irrevocable Trust between Barbara P. Ruhlman and Bernard L. Karr of which Bernard L. Karr is the trustee and for which Randall M. Ruhlman acts as co-Trust-Advisor and has voting control (these 964,313 shares are also shown as being beneficially owned by Robert G. Ruhlman).

(5) Information obtained from a Schedule 13G filed by Royce & Associates, LLC on March 2, 2011. The mailing address for Royce & Associates, LLC is 745 Fifth Avenue, New York, New York 10151. Percent of class is calculated based on the shares report in the Schedule 13G and the number of shares outstanding as of March 9, 2011.

(6) Information obtained from a Schedule 13G/A filed by KeyCorp on February 9, 2011. The mailing address for KeyCorp is 127 Public Square, Cleveland, Ohio 44114. Percent of class is calculated based on the shares report in the Schedule 13G/A and the number of shares outstanding as of March 9, 2011.

(7) Includes the following number of shares that may be acquired pursuant to currently exercisable stock options for Dennis F. McKenna, 5,000; and David C. Sunkle, 5,000. Includes the following number of restricted shares that may be forfeited if certain service and performance vesting requirements; Eric R. Graef, 18,134; William H. Haag III, 15,250; Dennis F. McKenna, 15,074; and David C. Sunkle, 11,868.

CORPORATE GOVERNANCE

Code of Conduct

The Company believes that high ethical standards are conducive to long-term performance, and as such, all Board members (as well as all employees) are subject to the Company's Code of Conduct, which is available on the Company's website www.preformed.com in its "About Us" section.

Board Leadership

The Company's leadership begins with the Board, where the Company has one individual, Robert G. Ruhlman, who serves as both Principal Executive Officer (President and Chief Executive Officer) and Chairman of the Board. Mr. Ruhlman's dual responsibility is appropriate given the Company's size and history. Since its beginning, PLP has had one person serve as both Principal Executive Officer and Chairman of the Board. Mr. Ruhlman has led the Company for the past six years as both CEO and Chairman. As such, he has thorough, specialized knowledge regarding the strategic challenges and opportunities facing the Company. Mr. Ruhlman is supported by independent directors who play pivotal roles. The Board has no policy that requires the separation or combination of the CEO and Chairman roles, and may reconsider the leadership structure from time to time. Additionally, the Board does not have a lead independent director. Finally, the Board believes that the Board's role in risk oversight does not affect this leadership structure.

Board's Role in Risk Oversight

The Company believes taking measured and informed risks is an important element of its strategy. The Board maintains an active role in the Company's risk oversight. Given the current economic climate, the Board has become increasingly active in identifying and mitigating broader systematic risks. All material transactions and decisions are presented to the Board, and the Board engages in active discussions, challenging management while using their experiences to improve the Company. Additionally, the Board has a depth of risk management experience, including one Board member with over 30 years of experience as an insurance broker. The Board members frequently have discussions with members of management outside of the meetings, and have the authority to call on experts where appropriate. Additionally, in accordance with the Audit Committee Charter, the Audit Committee reviews and discusses with management and the Company's independent auditor, the Company's (i) significant exposures (whether financial, operating or otherwise), and (ii) the Company's risk assessment and risk management policies.

Board Composition

In accordance with our Code of Regulations, the number of directors has been fixed at eight and there is currently one vacancy. The Company has classified its Board of Directors into two classes composed of four members each, both classes serving staggered two year terms. Below is an overview of each current Board member, of whom, Mr. Gascoigne, Mrs. Barbara Ruhlman, and Mr. Robert Ruhlman are nominees for election as directors at the annual meeting of shareholders, along with a description of the particular experiences, qualifications, attributes and skills of the directors that led to the conclusion that each should serve as a director.

Glenn E. Corlett – Mr. Corlett's business experience commenced over 40 years ago when he joined Price Waterhouse where he served as a partner until 1990. Since that time, Mr. Corlett has served as the Chief Financial Officer and later the Chief Operating Officer for N.W. Ayer, a major international advertising agency before he became a Professor of Accounting at Ohio University, and the Dean and Philip J. Gardner Leadership Professor at the College of Business at Ohio University from July 1997 through June 2007. Mr. Corlett's tenure at Ohio University's Business School has given him the necessary credentials to be a viable member of the Board, not only from an accounting aspect, but also in general business management. Mr. Corlett has lectured and written on accounting, auditing and executive compensation. Mr. Corlett's zest for understanding the Company's financials; while providing sound business advice keeps him in a close working relationship with senior management, and makes him an appropriate Chairman of the Compensation Committee. In fact, his oversight experience is critical to his role in reviewing the Company's compensation policy and ensuring that management is compensated in a manner consistent with the compensation policy and in accordance with the relevant laws. Finally, his inquisitive mind ensures that he is kept apprised of recent developments which may affect the Company.

Richard R. Gascoigne – Mr. Gascoigne brings more than 30 years experience in the insurance industry, and is well suited to be a board member, given this expertise in risk management and compliance. He was Managing Director at Marsh Inc., subsidiary of Marsh & McLennan Co. from 1995 until his retirement in 2008. He had held numerous positions during his career at Marsh, including two years as regional compliance officer. He has extensive experience in commercial property and casualty underwriting, specifically focusing on middle market companies. In addition, he has provided risk management consulting to clients during product development, acquisitions, and market introductions. The Company values his strong risk management and compliance experience. He is skilled at monitoring the Company's implementation of its policies while ensuring that the Company adheres to its own guidelines. His thoughtfulness in decision-making coupled with his willingness to thoroughly discuss issues make him a fitting member of the Board, as well as the Compensation and Audit Committees.

Michael E. Gibbons – Mr. Gibbons began his career with McDonald & Company, where he quickly rose to the level of general partner and then senior vice present. From there, he became president and CEO of a leading regional securities and investment banking firm in Houston, Texas. Soon after that, he founded Brown Gibbons Lang & Company, where he provides an active senior role to client engagements and business development opportunities. His financial literacy is admirable, particularly his experience with respect to trends in the debt and equity markets. He knows how to provide workable solutions to the Company. He is well suited to provide counsel on the integrity of the financial statements and the performance of our independent registered public accounting firm. This business acumen and experience ensures that he is well suited not only as a member of the board, but also as the Chairman of the Audit Committee.

R. Steven Kestner – Mr. Kestner has been practicing corporate law with the national law firm of Baker & Hostetler LLP since 1979. Mr. Kestner has served as the Executive Partner of Baker & Hostetler since 2004 and is a member of the firm's Policy Committee, which functions as the board of directors for the law firm. As Executive Partner, Mr. Kestner is the chief executive officer of the firm and his responsibilities include managing the firm's operations, finance and strategic growth. In addition, prior to becoming Executive Partner of the firm he served in several management positions, including Policy Committee member and Chair of the firm's National Business Practice Group, while developing an active legal practice focusing primarily on transactions, financings and securities law matters. Mr. Kestner advises and represents clients in the areas of domestic and foreign mergers and acquisitions, and he regularly works with public and private companies. He works closely with NYSE and NASDAQ companies. Mr. Kestner's securities law work has included registration statements under the Securities Act of 1933 with respect to both debt and equity financings and annual and periodic reports and proxy statements under the Securities Exchange Act of 1934. He is valued for his thoughtful analysis and ability to provide the Board with various perspectives based on his depth of experience with similar companies.

Barbara R. Ruhlman – Mrs. Ruhlman is the current longest-serving board member, having become a member of the Board in 1988. As the daughter of the founder and the mother of Robert G. Ruhlman and Randall M. Ruhlman, she has seen the Company grow from its founding, to a local manufacturing firm to the multi-national company it is today. She has served as President of the Thomas F. Peterson Foundation since 1988, and has been active in her philanthropy for over 50 years. She serves as a member of the Development Committee of the University Hospitals Board of Directors, and in addition, she serves as Chair of the MacDonald Women's Health Leadership Council. She has been on the Board of the Arthritis Foundation Northeastern Ohio Chapter for 20 years, and also serves on the Hunger Network Board. Finally, she has been a member of the Board at Laurel School for over 10 years. Mrs. Ruhlman brings her vast experience based not only on long-standing tenure with the Company, but also with her extensive exposure to other entities via her volunteer work. She has the skills and capacity to provide strategic insight and direction by encouraging innovations and evaluating strategic decisions.

Randall M. Ruhlman – Mr. Ruhlman has managed his own company for over twenty years. As such, he has experience in corporate management, and an understanding of management trends in general. He presents a mature confidence, respect for others, and an openness to other opinions.

Robert G. Ruhlman – Mr. Ruhlman started with the Company over 35 years ago as an Associate Engineer. Over his years of service with the Company, he has held various positions including Manufacturing Administrator (1985), New Venture Coordinator (1987), Vice President of Corporate Planning (1988), President (1995), Chief Operating Officer (1995) and, most recently, Chief Executive Officer (2000). These positions have given Mr. Ruhlman exposure to almost every aspect of the Company, from Manufacturing to Marketing. He has had ample experience and intimate knowledge of not only the Company itself, but also working with customers. He has also been lauded for his clear thinking and ability to distill vast information into the critical components. He has a record of making sound business decisions as well as evidence that the duties as a director will be discharged in good faith and in a manner that is in the best interests of the Company. Finally, his leadership fosters a Board culture of open discussion to support sound decision-making.

Election of Directors

Three of the Company's directors, Barbara P. Ruhlman, Robert G. Ruhlman, and Richard R. Gascoigne, are serving a term that expires at this year's annual meeting of shareholders and have been nominated for re-election at the meeting to a term which expires in 2013. There is one vacancy within this class. Four directors, Glenn E. Corlett, Michael E. Gibbons, R. Steven Kestner and Randall M. Ruhlman, are currently serving terms that expire in 2012. The Board of Directors, upon the recommendation of a majority of the Company's independent directors, proposes that the nominees described below be elected to the Board of Directors. At the annual meeting of shareholders, the shares represented by proxies, unless otherwise specified, will be voted for the three nominees hereinafter named.

The director nominees are identified in the following table. If for any reason any of the nominees are not a candidate when the election occurs (which is not expected), the Board of Directors expects that proxies will be voted for the election of a substitute nominee designated by management. The following information is furnished with respect to each person nominated for election as a director.

The Board recommends that you vote "FOR" the following nominees.

Nominees for Election at the Annual Meeting

Name and Age	Principal Occupation and Business Experience	Period of Service as a Director	Expiration of Term for Which Proposed
Barbara P. Ruhlman, 78	President of the Thomas F. Peterson Foundation since 1988.	1988 to date	2013
Robert G. Ruhlman, 54	Mr. Ruhlman was elected Chairman of the Company in July 2004. Mr. Ruhlman has served as Chief Executive Officer since July 2000, and as President since 1995. He is on the Board of Proxisafe.	1992 to date	2013
Richard R. Gascoigne, 61	Mr. Gascoigne was Managing Director at Marsh Inc., a subsidiary of Marsh & McLennan Co. that provides insurance services, from 1995 until his retirement in 2008. Prior to that, he had held numerous positions during his twenty-eight year career at Marsh. Mr. Gascoigne is the Trustee and Fund Development chair for the Ronald McDonald	2009 to date	2013

House of Cleveland and a Disbursement Committee Member for Bluecoats, Inc.

Current directors whose terms will not expire at the annual meeting of shareholders:

Name and Age	Principal Occupation and Business Experience	Period of Service as a Director	Term Expiration
Glenn E. Corlett, 67	Mr. Corlett is currently a consultant and professor of Accounting at Ohio University. From July 1997 through June 2007, Mr. Corlett was the Dean and the Philip J. Gardner Leadership Professor at The College of Business at Ohio University. Mr. Corlett currently serves as a director and Chairman of the audit committee for Rocky Brands, Inc. Mr. Corlett also serves as a director of the following companies: Inn-Ohio, Inc., Copernicus, Therapeutics, Inc., Grange Insurance Companies and Palmer-Donavin Manufacturing Corporation.	2004 to date	2012
Michael E. Gibbons, 58	Mr. Gibbons is the founder and Managing Director of Brown Gibbons Lang & Company, an investment bank. Mr. Gibbons serves as Chairman and is a member of the executive committee for Global M&A, Dusseldorf, Germany; on the board of directors, audit committee and chairman of the finance and planning committee for Associated Estates Realty Corporation (AEC), Richmond Hts., Ohio; on the board of trustees and executive committee for Greater Cleveland Sports Commission, Cleveland, Ohio; on the board of trustees for Ohio Israeli Chamber of Commerce, Cleveland, Ohio; and on the visiting committee for Case Western Reserve University Weatherhead School of Management, Cleveland, Ohio.	2008 to date	2012
R. Steven Kestner, 56	Since September 1979, Mr. Kestner has been an attorney with the law firm Baker & Hostetler LLP, and has been Executive Partner of that firm since January 2004. Mr. Kestner serves on the Board of Trustees for The Cleveland Museum of Art and the Board of Directors for the Greater Cleveland Partnership.	2008 to date	2012
Randall M. Ruhlman, 52	President of Ruhlman Motorsports, a racecar company, since 1987.	1998 to date	2012

The Board has determined that Messrs. Corlett, Gibbons, Kestner and Gascoigne are independent under the NASDAQ's corporate governance rules. In the opinion of the Board, Mr. Kestner's affiliation with Baker & Hostetler LLP, a law firm that regularly provides legal services to the Company, does not interfere with Mr. Kestner's exercise of independent judgment in carrying out his duties as a director of the Company.

Barbara P. Ruhlman is the mother of Randall M. Ruhlman and Robert G. Ruhlman.

Board Committees and Meetings

Nominating Committee

The Board does not have a Nominating Committee nor any charter with respect to nominations, however, pursuant to NASDAQ corporate governance rules, any Board nominees must be recommended for Board selection by a majority of the Company's independent directors. The independent directors are responsible for ensuring that the members of the Board of Directors possess a variety of knowledge, experience and capabilities derived from substantial business and professional experience, based on an assessment of numerous factors such as age and understanding of and experience in manufacturing, technology, finance and marketing. The Board considers whether potential candidates will satisfy the independent standards for the Board, Audit Committee and Compensation Committee. Additionally, nominees for the Board of Directors should be committed to enhancing long-term shareholder value and must possess a high level of personal and professional ethics, sound business judgment and integrity. Finally, the Board welcomes nominees with diverse backgrounds, not only in gender and ethnicity, but also in particular experience such as banking, international business, government, and health care. To this end, the independent directors rely on their networks of contacts to compile a list of potential candidates, and may also consider qualified candidates suggested by officers, employees, shareholders and others, using the same criteria to evaluate all candidates. While, the Board considers diversity in its evaluation of candidates, the Board does not have a policy specifically focused on the consideration of diversity.

Audit Committee

The Board of Directors has appointed an Audit Committee and is comprised of Messrs. Gibbons (chairman), Corlett and Gascoigne, each of whom qualify as independent for audit committee purposes under the NASDAQ rules. The Board of Directors has determined that Michael E. Gibbons is an audit committee financial expert.

The Audit Committee of the Board of Directors assists the Board of Directors in fulfilling its responsibility relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports and other financial information provided by the Company to NASDAQ, Securities and Exchange Commission or the public. The Audit Committee also engages the independent registered public accountants for the Company, reviews with the independent registered public accountants the plans and results of audit engagements, preapproves all professional services provided by the independent registered public accountants including audit and non-audit-related services, reviews the independence of the independent registered public accountants, approves the range of audit and non-audit fees, reviews the independent registered public accountants' management letters and management's responses, reviews with management their conclusions about the effectiveness of the Company's disclosure controls and procedures, and reviews significant accounting or reporting changes. Management does not approve professional services provided by the independent public accountants for audit and non-audit-related services. The Audit Committee is governed by a written charter, which is available on the Company's website www.preformed.com.

Compensation Committee

The Board of Directors has appointed a Compensation Committee, comprised of Messrs. Corlett (chairman), Gibbons and Gascoigne, each of whom qualify as independent under the NASDAQ rules. The Compensation Committee administers the Company's executive compensation program and as such, is responsible for reviewing all aspects of the compensation program for the Company's executive officers. The Compensation Committee meets at scheduled times during the year – no less than twice – and has the authority to consider and take action by written consent. The Compensation Committee Chairman reports on Compensation Committee actions and recommendations at the Company's Board meetings. In order to meet its responsibilities, the Compensation Committee has the authority to delegate certain of its responsibilities to subcommittees and/or Officers where necessary, consistent with applicable law, and to retain consultants. The Compensation Committee is governed by a written charter, which is available on the Company's website www.preformed.com. See "Compensation Discussion and Analysis" for the role of the President and Chief Executive Officer in compensation matters.

The Compensation Committee's primary objective with respect to executive compensation is to establish programs that attract and retain key officers and managers, and align their compensation with the Company's overall business strategies, values, and performance. To this end, the Compensation Committee has established, and the

Board of Directors has endorsed, an executive compensation philosophy to compensate executive officers based on their responsibilities and the Company's overall annual and longer-term performance, which is outlined under "Directors and Executive Officers Compensation."

Meetings

In 2010, the Board of Directors held five meetings. In 2010, the Audit Committee held five meetings and the Compensation Committee held three meetings. No director attended less than 75% of the total meetings of the Board of Directors and the total of meetings held by all committees on which the director served. Additionally, the Audit Committee Chairman and the Compensation Committee Chairman had numerous informal meetings with management and the independent public accountants. The directors are expected to attend the Company's annual meeting of shareholders. All of the directors, except Randall Ruhlman, attended last year's annual meeting of shareholders.

Audit Committee Report

In accordance with its charter, the Audit Committee assists the Board of Directors in fulfilling its responsibility relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports and other financial information provided by the Company to NASDAQ, Securities and Exchange Commission or the public. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accountants are responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles. The Audit Committee is comprised of three directors who are not officers or employees of the Company and are "independent" under the current NASDAQ rules.

In discharging its oversight responsibility as to the audit process, the Audit Committee reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2010, with the Company's management. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standard No. 61, as amended, (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received the written disclosures and letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence and the Audit Committee has discussed with the independent auditor the independent auditor's independence. The Audit Committee also considered whether the provision of non-audit services by the independent auditor is compatible with maintaining the independent auditor's independence. Management has the responsibility for the preparation of the Company's financial statements, and the independent auditors have the responsibility for the examination of those statements.

Based on the above-referenced review and discussions with management and the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2010, for filing with the Securities and Exchange Commission.

Michael E. Gibbons, Chairman
Glenn E. Corlett
Richard R. Gascoigne

COMPENSATION POLCIES AND RISK

The Company's policies and overall actual compensation practices for all employees do not create risks that are reasonably likely to have a material adverse affect on the Company. Generally speaking, the compensation policies are consistent for all business units of the Company. Additionally, incentives are not designed, and do not create, risks that are reasonably likely to have a material adverse affect on the Company as all incentives reward growth and profitability. The Company's various bonus programs are based on consistent growth of the Company, relying, for example, on the total return on investment, or including language that requires any increases in sales to be on appropriate and consistent margins. As such, they do not encourage employees to take risks in order to receive incentive compensation, nor are they reasonably likely to have a material adverse effect on the Company.

DIRECTORS AND EXECUTIVE OFFICERS COMPENSATION

Compensation Discussion and Analysis

Role of the Compensation Committee

The Compensation Committee (the "Committee") administers the Company's executive compensation programs. The Committee's primary role is to oversee the Company's compensation and benefit plans and policies for its elected executive officers ("Officers"), including the Named Executive Officers ("NEOs") who are the Company's principal executive officer (Robert G. Ruhlman, Chairman, President and Chief Executive Officer), principal financial officer (Eric R. Graef, Chief Financial Officer and Vice President – Finance) and the three other most highly compensated executive officers. The Committee reviews and approves all executive compensation decisions relating to the Officers, including all NEOs.

In performance of its duties, the Committee has the authority to allocate all or any portion of its responsibilities and powers to any one or more of its members, and may delegate all or any portion of its responsibilities and powers to a committee formed for that purpose, subject to approval from the entire Board. Additionally, the Committee may select and appoint outside consultants to assist it.

Philosophy of the Compensation Program

The philosophy of the Committee is to provide a compensation program that will attract, motivate and retain key leadership in order to give the Company a competitive advantage while ensuring the success and growth of the Company. The Compensation program should ensure that a significant portion of compensation will be directly related to the Company's performance by tying annual cash bonus and long-term incentive awards to Company performance. The compensation program is intended to motivate the Officers to enable the Company to achieve its short-term and long-term business goals. The Committee has three goals to guide it in this endeavor: (a) compensation paid to Officers should be aligned with the performance of the Company on both a long- and short-term basis; (b) compensation should be competitive within the employment environment; and (c) compensation should be designed to reward Officers for meeting performance targets.

Compensation Program

The Committee strives to craft a compensation program that pays the Officers at competitive levels reflective of their individual responsibilities while maintaining consistency and pay equity among the individual Officers. The Committee conducts an annual review of the compensation program, as well as changes in the overall composition of the management team and the responsibilities of the individual Officers, to ensure that the compensation is competitive within the market, supports retention objectives and is internally equitable. Reliance upon various tools, and the findings from such tools, assists the Committee in its analysis, and leads to decisions regarding the mix of the various compensation elements to be included. Additionally, the cost of the compensation program is considered, in recognition that the optimal compensation program motivates employees to improve the results on a cost-effective basis. Typically, the Committee finalizes compensation elements for a year in December of the prior year.

Tools and Findings from Analysis. The Committee relies upon tools to analyze the compensation program internally and within the competitive landscape. Historically, these tools have been consideration of outside data compiled by various consultants, the use of tally sheets detailing overall compensation package to the individual Officers and discussions with the CEO regarding performance levels and goals.

Consultant. The Committee has the authority to retain its own advisor. Since 2007, the Committee has engaged the Executive Compensation Group of Tower Perrin ("TP") to assist with its evaluation of the compensation program, and to determine whether the compensation plan is adequately structured to meet the

Committee's goals.[1] TP provides no other services to the Company. The Company is not aware of any business or personal relationship that the key advisor of TP has with any member of the Compensation committee, nor is the Company aware that the Key Advisor owns any PLP shares.

In 2009, TP provided information regarding issues influencing 2010 pay decisions, including the Company's use of the peer group created by TP for analytical comparisons. This peer group consists of 23 companies of similar size and business orientation.[2] The Committee used this peer group in 2010 to make annual pay decisions, and assessed the Company's performance as compared with the group to ensure that the compensation program is appropriately calibrated.

External Data. The Committee generally relies upon various independent surveys, which are matched to specific positions with similar functional descriptions as those for the Officers. In 2010, the Committee utilized the Watson-Wyatt's annual compensation level survey. Using this independent survey, the Company analyzed the compensation paid to Officers, including the CEO, to determine in which percentile of the compensation paid to executives holding equivalent positions in the peer classification group (i.e., durable goods manufacturing companies with employment levels of between 1,000 and 5,000) the Officers fell. The Officers including the CEO were near the 50th percentile, when reviewing base salary alone. The Company also reviewed total cash compensation, which included salary and the maximum available bonus, for the Officers, and compared that data with the peer group data. When comparing total cash compensation, all of the Officers were above the 60th percentile. Additionally, the Company reviewed the CEO's salary as a percentage of the salary of each Officer, as compared with the Watson-Wyatt data, and determined that the CEO's salary was in line with the peer group results.

Discussions with the CEO. All of the non-CEO Officers report directly to the CEO, who performs a yearly evaluation of the performance of each Officer. The CEO's assessment of the individual performance forms the basis for the proposed compensation levels of each Officer based upon the information derived from the aforementioned survey. The CEO provides a written evaluation for each Officer that includes his recommendations for salary adjustments for the subsequent year to the Committee, which weighs these recommendations in determining salary levels.

Compensation Elements. The Company recognizes that its success depends, in large part, on a leadership team with the skills and commitment necessary to successfully manage a global organization. The compensation program assists in achieving this objective by relying on the elements of compensation detailed below. Certain elements are designed to enable the Company to attract and retain the Officers with the skills to anticipate and respond to the market, while other elements are intended to motivate the Officers to achieve financial results to enhance shareholder value. The Company's 2010 compensation program for Officers consisted of the following elements:

- Base salaries;
- Annual cash incentive awards;
- Long-term equity grants;
- Retirement benefits; and
- Health and welfare benefits.

The Company structures the total compensation program so that its reliance on any particular element of compensation is flexible. Thus, the compensation program strives to meet the goals outlined above, by balancing short-term (i.e., base salaries, annual cash incentive awards), and long-term (i.e., long-term equity grants) incentives, competitively in the market. There is no difference in the policies and their application for each of the Officers, except for the CEO.

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[1] In January 2010, Towers-Perrin merged with Watson-Wyatt to form Towers-Watson. However, since the Company's association with this entity during the time discussed herein was pre-merger, the reference will be to Towers-Perrin, or TP, rather than Towers-Watson.

[2] The peer group companies are Itron Inc., Powell Industries Inc., Franklin Electric Co. Inc., ESCO Technologies Inc., Coleman Cable Inc., Littelfuse Inc., Power-One Inc., AZZ Inc., Methode Electronics Inc., CPI International Inc., C&D Technologies Inc., American Superconductor Corp., Vicor Corp., Bel Fuse Inc., SL Industries Inc., Spectrum Control Inc., Communications Systems Inc., Chase Corp. CalAmp Corp and Endwave Corp.

Base Salaries. The Company's goal is to establish salaries at a level sufficient to attract and retain talented executives. This goal is based on the Company belief that it is important to maintain salary levels near a midpoint of comparable peer group executives to be competitive within the general market and the peer group. The base salaries of the Officers are reviewed annually. In each case, factors considered in establishing an Officer's salary level include a review of the individual's performance initiated by the CEO, an accounting of the Company's performance, the experience level for the position and the peer group executive compensation information using companies with similar revenue and employee levels, derived from independent compensation surveys and internal equity. For 2010, the Committee ratified the CEO's recommendations for Officer salaries. For the CEO's salary, the Committee considered the written recommendation on the competitive market prepared by the Vice President of Human Resources, as well as the CEO's request for no adjustment particularly given the harsh economic conditions. The Committee believed that because the CEO lead the management team to a successful year in the face of the trying economy, an adjustment was warranted. As such, the Committee approved an increase to the CEO compensation consistent with increases given to all Officers.

Annual Cash Incentive Awards. The annual cash incentive award is designed to motivate and reward the Officers for their contributions to the Company's performance by making a significant portion of their total compensation variable and dependent upon the Company's annual financial performance. It is tied directly to the financial performance of the Company on a sliding scale of return on shareholders' equity. The Committee believes that compensating management by aligning compensation with shareholders' return on their investment is an effective way to connect the achievement of performance goals and to encourage growth in the Company while rewarding Officers for their contributions. The calculation is based on the Company's pretax return on equity and assessed over a range of 6% to 15%. The implied target is 10.4% which assumes a linear, symmetrical bonus curve with one-half of the maximum bonus earned at the midpoint of the performance range. From this calculation, the awards are determined based on a schedule that provides certain percentages to be applied to base salaries. The maximum bonuses are 100% of salary for the CEO and 85% of salary for the other Officers. The awards are discretionary, subject to the Committee's approval. Upon approval, the cash incentive payments are granted at year end, and the cash incentive payment for each Officer except for the CEO utilizes the same percentage of each Officer's salary. The Committee has the ability to exercise discretion and make adjustments, in the event of a transformational event where circumstances beyond the control of the Officers occur during the year.

Long-term equity grants. The Committee believes that the Company's shareholders will be well served if a greater percentage of the long-term equity incentive program is related to achievement of the Company's board-approved strategic objectives. To that end, the "balanced LTI program" consisting of service vested restricted shares and performance vested restricted shares, is a way to achieve its objectives. Generally, performance-vesting aligns executive long-term incentive rewards more directly with shareholder interests since achieving strategic objectives is a better measure of managements' performance than the vagaries of the stock market. Furthermore, the Committee believes that the shareholders are served well by decisions that further the Company's long-term strategic plan. The Committee also believes that the CEO's long-term incentive should be 100% dependent on the achievement of the Company's strategic objectives. Nevertheless, the Committee believes that it is appropriate to include some service vested restricted shares in the long-term incentive of the other Officers in order to encourage retention of key executives over the duration of a business cycle. Additionally, upon vesting, it is mandated that the Officers defer receipt of the shares until, at the earliest, their retirement/termination date.

The Committee adopted the Preformed Line Products Company Long Term Incentive Plan of 2008 ("LTIP"), which was approved by the Board during its February 2008 meeting and adopted by the shareholders at the April 2008 annual meeting. The Committee then determined the grants to be made under the LTIP which are set forth on the accompanying compensation tables. The CEO's equity compensation awards will be performance-based shares, vesting in three years based upon achieving performance standards approved at the time of the grant by the Company's Board of Directors. The equity compensation awards to the other participants will be as follows: two-thirds of the award will be performance-based shares, vesting in three years based on achieving performance standards approved at the time of the grant by the Company's Board of Directors, and one-third of the award will be service-based shares, vesting three years after the date of the grant based solely on continued employment by the Company. The Committee chose to emphasize performance over three years (rather than weigh performance and service equally), because it believes this approach aligns the Company's performance with shareholder interests, while acknowledging the benefit from long-term service. The CEO's target award will be equal to 100% of the

CEO's salary at the date of vesting, with a maximum award equal to two times the target award. The awards to the other Officers is as follows: the target award will be equal to that percentage of participant's salary at the date of vesting that is specified at the time of grant. The maximum amount of the performance portion of the award will be equal to two times the target award. The maximum award for the service vested portion of the award will be equal to the target award. Each Officer was granted the number of shares equal to the maximum level, under the performance criteria. For the performance-based shares, the number of restricted shares in which the participant becomes vested will depend upon the specific level of performance of growth in pretax income and sales growth over the three-year performance period, with thresholds of 5% and 3% respectively, and maximum of 10% of both. Cash dividends related to the 2008 grant will be reinvested in additional restricted shares, and held subject to the same vesting requirements as the underlying shares. Dividends declared in 2009 and thereafter will be accrued in cash dividends.

In consultation with TP, the Committee considered the 2010 Grants of restricted shares under the LTIP, and any changes to the 2010 grants compared with the 2009 grants. TP the Committee with an analysis of the LTIP metrics as compared with metrics used by other companies. TP noted that due to the severity of the downturn in the economy in 2009, many restricted share programs of other companies would not award or vest shares as the metrics used by these companies hinge on metrics which would yield a zero growth. As such, many companies have made adjustments in the LTIP to overcome the potential elimination of payouts, such as shifting the mix and adjusting metrics/goals in order to balance retention with performance, or maintaining the existing approach but base performance and awards on a series of one-year goals. The Committee reviewed several approaches presented by TP, and acknowledges its ability to make changes in accordance with the LTIP, provided such changes do not materially or negatively affect the shares already granted. Nonetheless, the Committee determined that the existing metrics are sufficient for the LTIP to be awarded in 2010. TP agreed that the Committee's decision was sound. The Committee then approved grants of LTIP awards under the LTIP in February 2010 to each of the Officers, including the CEO.

Retirement Benefits. The Company believes that retirement benefits are an important component of total compensation. The Company's primary retirement benefit consists of the Company's 401(k) and profit sharing plan under which all salaried employees of the Company, including Officers, participate starting in their third year of employment. The amount the Company provides to the profit sharing plan is based on the recommendation of management, with the Board's approval. Typically, the Company's contribution under this plan is approximately 15% of the then-current year's cash compensation which is consistent with the amount contributed for all full-time salaried employees of the Company, including the cash incentive award. When calculating the Company's contributions under the profit sharing plan, the Company does not consider gains from prior awards. Every aspect of this plan is the same for all salaried employees, including Officers. Thus, each salaried participant elects the investment options with the same options offered to all salaried employees and Officers. The plan does not involve any guaranteed minimum return or above-market returns; rather, the investment returns are dependent upon actual investment results. To the extent an employee's award exceeds the maximum allowable contribution permitted under existing tax laws, the excess is accrued for (but not funded) under a non-qualified Supplemental Profit Sharing Plan. The return under this Supplemental Profit Sharing Plan is calculated at a weighted average of the Treasury constant maturity one-year rate plus 1%.

Executive Perquisites. Perquisites and other personal benefits do not comprise a significant aspect of the Company's compensation program. Although Officers participate in the same benefit programs as the Company's other employees, the Company provides a few additional benefits to its Officers. These benefits are designed to enable the Officers to balance their personal, business and travel schedules. In 2010, benefits include the Company's payment of club dues, which was less than $4,000 annually per membership, for four of the NEOs as indicated in the accompanying Summary Compensation Table. The Company also pays annual dues for Robert G. Ruhlman at a club located near the Company's Rogers, Arkansas facility, which totaled approximately $3,000 in 2010. This benefit is also provided to four other employees, primarily for business entertainment purposes. Except as described here, the Company aircraft is available to all of the employees, including the Officers, for business-related travel only. The CEO is permitted to use the Company's aircraft for personal purposes, as shown on the Summary Compensation Table. The Company also makes personal financial advice available to the CEO and tax advice available to all its Officers.

Directors' Compensation. The Company pays each Board member an annual retainer rather than fees for meeting attendance, because the Committee recognized the active role in corporate governance required from the Board members on an on-going basis. As such, the Directors are able to focus on their role as an overseer of corporate governance on a day-to-day basis. A crucial driver for the annual retainer is the need to ensure that the Company can retain and recruit Directors who are chosen for their financial and business acumen rather than prestige.

Additionally, the Directors Deferred Compensation Plan, which allows Directors to make elective deferrals of Director Fees payable by the Company in the form of Common Stock, is available to all Board members. The Plan is intended to work in concert with the Preformed Line Products Company Deferred Shares Plan, so that Directors will have the ability to elect to receive Director Fees either in cash currently or in shares of Common Stock of the Company at a later date, thereby deferring taxation to the extent permitted by law. In 2010, the Board approved a change to the Directors Deferred Compensation Plan, whereby the dividends from the deferred shares will be paid in cash, rather than additional shares.

Tax Deductibility of Pay. Section 162(m) of the Internal Revenue Code of 1986 places a limit of $1 million on the amount of compensation that a company may deduct in any one year with respect to each of its NEOs. All Officers were below this threshold in 2010, except the CEO.

Compensation Committee Report

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and based on the review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Glenn E. Corlett, Chairman
Richard R. Gascoigne
Michael E. Gibbons

Summary Compensation Table

The table below describes the compensation earned in the last three fiscal years for our NEOs.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Robert G. Ruhlman	2010	675,000	675,000	675,000	345,100	2,370,100
Chairman, President and	2009	650,000	650,000	650,000	284,614	2,234,614
Chief Executive Officer	2008	600,000	600,000	600,000	352,017	2,152,017
Eric R. Graef	2010	312,000	171,600	265,200	99,925	848,725
Chief Financial Officer and	2009	300,000	165,000	255,000	89,778	809,778
Vice President - Finance	2008	280,000	154,004	238,000	102,198	774,202
William H. Haag III	2010	265,008	145,755	225,257	82,660	718,680
Vice President -	2009	250,000	137,500	212,500	74,580	674,580
International Operations	2008	236,400	130,020	200,940	84,032	651,392
Dennis F. McKenna	2010	265,008	145,755	225,257	97,129	733,149
Vice President - Marketing	2009	245,000	134,750	208,250	70,218	658,218
and Business Development	2008	230,000	126,502	195,500	79,965	631,967
David C. Sunkle	2010	207,000	113,850	175,950	61,812	558,612
Vice President - Research and	2009	195,000	107,250	165,750	54,754	522,754
Engineering and Manufacturing	2008	175,000	96,254	148,760	58,459	478,473

(1) Reflects the dollar amount of the grant date fair value, as determined in accordance with Financial Accounting Standard Board ASC Topic 718, with respect to restricted shares awarded under the LTIP. The value of performance condition awards were calculated based on the probable outcome of the performance condition at the date of grant. The maximum grant date fair value of stock awards granted in 2010 was: Robert G. Ruhlman, $1,350,001; Eric R. Graef, $286,000; William H. Haag III, $242,924; Dennis F. McKenna, $242,924; and David C. Sunkle, $189,749. For a further description of these awards, see the discussion under the heading "Long-term equity grants" above and Note G – Share-Based Compensation to the Notes to Consolidated Statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

(2) Reflects the dollar amount of the potential payout under the Company's Annual Non-equity Incentive Plan based on a sliding scale of the Company's return on shareholders' equity, ranging from 6% (for the threshold payout) to 15% (for the maximum payout), with target payout at 10.4%. The percentage achieved within this range determines the amount of the award based on a percentage of salary, which is a maximum of 100% for Robert G. Ruhlman and 85% for the other NEO's, in each case, subject to the Compensation Committee's discretion as to the final payout amount.

(3) Reflects the employees' 2010 earnings and interest accruals to the related non-qualified Supplemental Profit Sharing Plan, of which the Company accrues for (but does not fund) those employees' awards which exceed the maximum allowable contribution permitted under existing tax laws, in the following amounts: Robert G. Ruhlman, $179,568; Eric R. Graef, $53,123; William H. Haag III, $39,304; Dennis F. McKenna, $38,515; and Dave C. Sunkle, $22,011. See Non-qualified Deferred Compensation Table for additional information. Reflects the following perquisites and personal benefits received by Robert G. Ruhlman: aggregate incremental cost for personal use of the Company's airplane of $64,902 (of which 34% of this personal usage was to transport a terminally ill non-family member not capable of flying commercially), club dues of $5,954, tax preparation fees of $4,475 and financial planning of $48,000. The aggregate incremental cost of the personal use of the corporate airplane is determined on a per flight basis and includes the cost of the fuel used, the hourly cost of aircraft maintenance for the applicable number of flight hours, landing fees, trip-related hangar and parking costs, crew expenses and other costs specifically incurred. Imputed income is assessed to Mr. Ruhlman amounting to the equivalent of a first class ticket for comparable flights. Reflects additional earnings of $16,580 for Dennis F. McKenna for a temporary assignment in our New Zealand location. Reflects the Company's contributions to the Profit Sharing Plan in 2010 of $36,750 for each NEO. Also reflects premiums paid for group term life insurance for 2010: Robert G. Ruhlman, $5,451; Eric R. Graef, $4,572; William H. Haag III, $1,341; Dennis F. McKenna, $894; and David C. Sunkle, $1,576.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stocks (#) (3)	Grant Date Fair Value of Stock and Option Awards ($) (4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Robert G. Ruhlman		303,750	472,500	675,000	-	-	-	-	-
Eric R. Graef		93,600	109,200	265,200	-	-	-	-	-
William H. Haag III		79,502	92,753	225,257	-	-	-	-	-
Dennis F. McKenna		79,502	92,753	225,257	-	-	-	-	-
David C. Sunkle		62,100	72,450	175,950	-	-	-	-	-
Robert G. Ruhlman	2/19/10	-	-	-	9,441	18,881	37,762	-	675,000
Eric R. Graef	2/19/10	-	-	-	1,600	3,200	6,400	1,600	171,600
William H. Haag III	2/19/10	-	-	-	1,359	2,718	5,436	1,359	145,755
Dennis F. McKenna	2/19/10	-	-	-	1,359	2,718	5,436	1,359	145,755
David C. Sunkle	2/19/10	-	-	-	1,062	2,123	4,246	1,062	113,850

(1) Reflects the dollar amount of the potential payout under the Company's Annual Non-equity Incentive Plan based on a sliding scale of the Company's return on shareholders' equity, ranging from 6% (for the threshold payout) to 15% (for the maximum payout), with target payout at 10.4%. The percentage achieved within this range determines the amount of the award based on a percentage of salary, which is a maximum of 100% for Robert G. Ruhlman and 85% for the other NEO's, in each case, subject to the Compensation Committee's discretion as to the final payout amount.

(2) Reflects the number of performance-based restricted share awards granted during 2010 pursuant to the LTIP. The awards vest over a three-year performance period through December 31, 2012 based on the Company's level of performance. The number of restricted shares in which the participant becomes vested will depend upon the specific level of performance of growth in pretax income and sales growth over the three-year performance period, with thresholds of 5% and 3% respectively, and maximum of 10% of both. The threshold payout is at 50%, the target is at 100% and the maximum is at 200% of the numbers of shares subject to the award.

(3) Reflects the number of time-based restricted share awards granted during 2010 pursuant to the LTIP. The awards cliff vest and are no longer subject to risk of forfeiture after December 31, 2012 depending on continuous employment.

(4) The value of the restricted shares was calculated using the closing market price of the restricted shares on the grant date multiplied by the number of restricted shares granted, and reflects the probable total amount that the Company would expense in its financial statements over the restricted awards' vesting period assuming service and performance goals are met, in accordance with FASB ASC Topic 718. The maximum grant date fair value of stock awards granted in 2010 was: Robert G. Ruhlman, $1,350,001; Eric R. Graef, $286,000; William H. Haag III, $242,924; Dennis F. McKenna, $242,924; and David C. Sunkle, $189,749.

Outstanding Equity Awards at Fiscal Year-End

	OPTION AWARDS					STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Robert G. Ruhlman	-	-	-	-	-	-	-	-	-
Eric R. Graef	-	-	-	-	-	-	-	-	-
William H. Haag III	-	-	-	-	-	-	-	-	-
Dennis F. McKenna	-	-	-	-	-	-	-	-	-
Dennis F. McKenna	5,000	-	-	22.10	7/28/2014	-	-	-	-
David C. Sunkle	-	-	-	-	-	-	-	-	-
David C. Sunkle	5,000	-	-	35.50	1/2/2017	-	-	-	-
Robert G. Ruhlman	-	-	-	-	-	-	-	80,937	4,737,243
Eric R. Graef	-	-	-	-	-	-	-	18,131	1,061,207
William H. Haag III	-	-	-	-	-	-	-	15,247	892,407
Dennis F. McKenna	-	-	-	-	-	-	-	15,072	882,164
David C. Sunkle	-	-	-	-	-	-	-	11,866	694,517

(1) Includes dividends that were reinvested in additional restricted shares. Time-based restricted share awards granted in 2008 for the following numbers of shares vest on September 30, 2011 depending on continuous employment: Eric R. Graef, 997; William H. Haag III, 841; Dennis F. McKenna, 818; and David C. Sunkle, 622. Time-based restricted share awards granted in 2009 for the following numbers of shares vest on December 31, 2011 depending on continuous employment: Eric R. Graef, 1,827; William H. Haag III, 1,522; Dennis F. McKenna, 1,492; and David C. Sunkle, 1,187. Performance-based restricted share awards granted in 2009 for the following numbers of shares vest over a three-year performance period through December 31, 2011 based on the Company's level of performance measured by growth in pretax income and sales growth over the performance period: Robert G. Ruhlman, 43,175; Eric R. Graef, 7,307; William H. Haag III, 6,089; Dennis F. McKenna, 5,967; and David C. Sunkle, 4,749. Time-based restricted share awards granted in 2010 for the following numbers of shares vest on December 31, 2012 depending on continuous employment: Eric R. Graef, 1,600; William H. Haag III, 1,359; Dennis F. McKenna, 1,359; and David C. Sunkle, 1,062. Performance-based restricted share awards granted in 2010 for the following numbers of shares vest over a three-year performance period through December 31, 2012 based on the Company's level of performance measured by growth in pretax income and sales growth over the performance period: Robert G. Ruhlman, 37,762; Eric R. Graef, 6,400; William H. Haag III, 5,436; Dennis F. McKenna, 5,436; and David C. Sunkle, 4,246.

(2) The market value was calculated using the closing price of the shares of $58.53 as of December 31, 2010.

Option Exercises and Stock Vested

	OPTION AWARDS		STOCK AWARDS	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($)
Robert G. Ruhlman	-	-	23,305	108,135
Eric R. Graef	-	-	3,987	18,500
William H. Haag III	451	13,086	3,367	15,623
Dennis F. McKenna	550	15,073	3,276	15,201
David C. Sunkle	239	6,935	2,493	11,568

(1) Includes 23,305 of deferred common shares for Robert G. Ruhlman held in the rabbi trust for future distribution under the Company's Deferred Compensation Plan.

Non-qualified Deferred Compensation

Name	Registrant Contributions in Last FY ($) (1)	Aggregate Earnings in Last FY ($) (1)	Aggregate Balance at Last FYE ($) (2)
Robert G. Ruhlman	165,768	13,800	1,118,315
Eric R. Graef	49,980	3,142	266,842
William H. Haag III	37,262	2,042	178,204
Dennis F. McKenna	37,028	1,487	139,666
David C. Sunkle	21,421	590	62,117

(1) The Company's contributions under the Supplemental Profit Sharing Plan for the year ending December 31, 2010 included in the identified columns are also included in the Summary Compensation Table. The amounts are based on compensation from the Company's qualified retirement plan that is limited by the IRS. Earnings are calculated based on an imputed interest rate of one year treasury bill rate plus 1% (1.47% for 2010) multiplied by the amount in such employee's account under the plan.

(2) Of the totals in this column, the following amounts have been reported in the Summary Compensation Table in previously reported proxy statements: Robert G. Ruhlman, $938,747; Eric R. Graef, $213,719; William H. Haag III, $138,901; Dennis F. McKenna, $101,151; and David C. Sunkle, $40,106.

Potential Payments upon Termination or Change in Control

All of our employees, including executive officers, are employed at will and do not have employment, severance or change-in-control agreements. However, the LTIP includes a change in control provision which provides that in the event of a Change in Control (as defined in the Plan) (a) any Options outstanding which are not then exercisable and vested shall become fully exercisable and vested; and (b) the restrictions applicable to any restricted shares shall lapse and such restricted shares shall become fully vested and transferable. The following details typical compensation arrangements upon retirement, resignation, death, disability or other termination for other plans.

Profit-Sharing Plan

Upon termination of employment, the employee may receive vested contributions plus income earned on those contributions under the Company's Profit Sharing Plan. Upon disability, the IRS allows withdrawals to be made if the employee became permanently disabled. Upon death, the vested account balance of the employee will be paid to the designated beneficiaries.

Supplemental Profit-Sharing Plan

Our Supplemental Profit-Sharing Plan was established to compensate employees whose benefits in the Profit-Sharing Plan were reduced due to IRS limitations on compensation. Upon termination of employment, the employee may receive vested contributions plus income earned on those contributions. Upon disability, the IRS allows withdrawals to be made if the employee became permanently disabled. Upon death, the vested account balance of the employee will be paid to the designated beneficiaries.

Director Compensation

Name	Fees Earned or Paid in Cash ($) (1)	All Other Compensation ($) (2)	Total ($)
Barbara P. Ruhlman	25,000	5,528	30,528
Randall M. Ruhlman	25,000	-	25,000
Glenn E. Corlett	55,000	-	55,000
Michael E. Gibbons	55,000	-	55,000
R. Steven Kestner	25,000	-	25,000
Richard R. Gascoigne	45,000	-	45,000

Each director who is not an employee of the Company received an annual retainer fee of $25,000. Directors who are also employees are not paid a director's fee. Additionally, board members who serve on committees are also paid an annual retainer of $10,000 and chairperson's of each committee are paid an additional annual retainer of $10,000.

(1) Directors' fees earned by R. Steven Kestner were issued in common shares and held in the rabbi trust pursuant to the deferral election made under the Company's Directors Deferred Compensation Plan. On December 31, 2010, 723 common shares were transferred from the rabbi trust to R. Steven Kestner per his deferral agreement.

(2) Includes compensation attributable to the aggregate incremental cost of the personal use of the Company airplane for Barbara P. Ruhlman, $5,528. The aggregate incremental cost of the personal use of the corporate aircraft is determined on a per flight basis and includes the cost of the fuel used, the hourly cost of aircraft maintenance for the applicable number of flight hours, landing fees, trip-related hangar and parking costs, crew expenses and other costs specifically incurred. Imputed income is assessed to Mrs. Ruhlman amounting to the equivalent of a first class ticket for comparable flights.

Compensation Committee Interlocks and Insider Participation

There are no Compensation Committee interlocks or insider participation.

Transactions with Related Person

It is the policy of the Company that the Audit Committee approves all related party transactions. Additionally, the Company has a Code of Conduct that addresses the Company's commitment to the honesty, integrity and ethical behavior of the Company's directors, Officers and employees. The Code governs the actions and working relationships of the Company's directors, Officers and employees with current and potential customers, consumers, fellow employees, competitors, government and self-regulatory agencies, investors, the public, the media and anyone else with whom the Company has or may have contact. Each director, Officer and employee is instructed to inform the Board when confronted with a situation that may be perceived as a conflict of interest. All related party transactions must be approved by the Audit Committee in advance. The Audit Committee may engage outside parties to assist it in assessing the fairness and reasonableness of related party transactions. Although the policies and procedures for related parties are not in writing, the results of actions taken by the Audit Committee are documented in formal minutes and are reported to the Board. The following are the Transactions with Related Parties which have been approved by the Board in 2010.

- The Company's Belos operation hires temporary employees through a temporary work agency, Flex-Work Sp. Z o.o., which is 50% owned by Agnieszka Rozwadowska. Agnieszka Rozwadowska is the wife of Piotr Rozwadowski, the Managing Director of the Belos operation. For the year ended December 31, 2010, Belos incurred a total of $.6 million for such temporary labor expense. The Audit Committee approved this related party transaction, and the Company believes the terms of the temporary employee arrangement are no less favorable to the Company than would be the terms of a third-party arrangement.

- The Company's Belos operations engaged a company to perform various maintenance, renovation and building services at its location. This entity, ZRB Michalczyk Strumien, is solely owned by the husband (Aleksander Michalczyk) of Belos' Finance Director, Urszula Michalczyk. For the year ended December 31, 2010, Belos incurred a total of $.2 million for such maintenance and building expense. The Audit Committee approved this related party transaction and believes the terms of this engagement are no less favorable to the Company than would be the terms of a third-party arrangement.

- The Company's DPW subsidiary currently leases two parcels of property, on which it has their manufacturing, offices and warehouse space. The entities leasing the property to DPW are owned by Kevin Goodreau and Jeff Randall, the Vice Presidents of DPW, and former owners. For the year ended December 31, 2010, DPW incurred a total of $.2 million for such lease expense. The Audit Committee approved this related party transaction and believes the terms of this engagement are no less favorable to the Company than would be the terms of a third-party arrangement.

- In August 2010, the Company purchased 32,687 Common Shares of the Company from a trust for the benefit of Barbara P. Ruhlman at a price per share of $32.43, which was calculated from a 30-day average of market price. Barbara P. Ruhlman is a member of the Company's Board of Directors and the mother of Robert G. Ruhlman and Randall M. Ruhlman, both of whom are also members of the Board of Directors. Robert G. Ruhlman is Chairman, President and Chief Executive Officer of the Company. The purchase was consummated pursuant to a Shares Purchase Agreement dated August 17, 2010 by and between the Company and Bernard L. Karr, as trustee, under trust agreement dated February 16, 1985. The Audit Committee of the Board of Directors and the Board of Directors approved this transaction.

- In September 2009, the Company invested $.5 million in Proxisafe, a Canadian entity formed to design and commercialize new industrial safety equipment, upon the Board approval. In light of this investment, Mr. Robert Ruhlman, the Chairman of the Board, President and CEO of the Company, is a board member of Proxisafe. The Audit Committee approved this related party transaction and believes Mr. Ruhlman's directorship with Proxisafe would not adversely interfere with his responsibilities with the Company.

- The Company's New Zealand subsidiary, Electropar Ltd. ("EP"), currently leases two parcels of property, on which it has its corporate office, manufacturing and warehouse space. The entities leasing the property to EP are owned, in part, by Grant Wallace, Tony Wallace and Cameron Wallace, all current employees and the former owners of EP. For the year ended December 31, 2010, EP incurred a total of $.1 million for such lease expense. The Audit Committee approved this related party transaction and believes the terms of this engagement are no less favorable to the Company than would be the terms of a third-party arrangement.

- The Company's Malaysian subsidiary contracted with an entity, Dasar Jati, to act as agent for the Company in the Malaysian telecommunications market. The General Manager for Dasar Jati is the brother-in-law of the Managing Director for the Company's Malaysian subsidiary. Dasar Jati has been working in the telecom industry for 15 years, and recently obtained a contract to sell US$500,000 worth of telecom closures. PLP-Malaysia has no current telecom business. The Audit Committee approved this related party transaction and believes the terms of this engagement are no less favorable to the Company than would be the terms of a third-party arrangement.

PROPOSAL TWO: Approval of the amended and restated Long Term Incentive Plan of 2008 to increase available shares

The Board recommends that you vote "FOR" the following resolution.

As described in detail in the Compensation Discussion and Analysis ("CD&A"), the shareholders adopted the Long Term Incentive Plan of 2008 ("LTIP") at the 2008 annual meeting. The Board approved an amendment to the LTIP to increase the number of shares available for issuance, subject to approval of the Company's shareholders, on December 15, 2010.

The number of shares subject to awards under the LTIP is 400,000. Of that, the maximum number of shares available for issuance as Full-Value Awards is 300,000, regardless of whether such awards are thereafter canceled, forfeited or terminated, and the maximum number of shares available for issuance under options (whether incentive stock options or nonqualified options) is 100,000 shares. Since 2008, the Committee has awarded 203,857 of the shares as Full-Value Awards, leaving 97,143 shares available as Full Value Awards.

The Company is seeking shareholder approval of the amended and restated LTIP because additional shares available for issuance under the LTIP will assist in achieving the Company's goals of aligning compensation with the performance of the Company on a long-term basis, and rewarding Officers for meeting performance targets. Absent the additional shares, the Company would be unable to grant Full Value Awards to its key employees, and would be disadvantaged in attracting and retaining key employees. As detailed in the CD&A, the Full-Value Awards are a key component to the executive compensation, which in turn, promotes growth and continued success for the Company, and is therefore a substantial benefit to the shareholders. Therefore, the Company is asking shareholders to cast a vote on the following resolution:

> RESOLVED, that the LTIP, as amended and restated to increase the number of shares available for awards under the LTIP to 900,000 and the maximum number of shares subject to Full-Value Awards to 800,000, hereby is APPROVED.

The following is a summary of the material terms of the amended LTIP shareholders are being asked to approve. The amended LTIP is attached as Appendix A to this proxy statement.

Summary of the LTIP

Purpose. The purpose of the LTIP is to give the Company and its subsidiaries a competitive advantage in attracting, retaining and motivating its officers, employees and directors and to incentivize those individuals to increase shareholder value through long-term incentives directly linked to the Company's performance.

Administration. The LTIP is administered by the Compensation Committee (the "Committee") who selects the individuals who will receive awards, and determine the type and amount of awards, and the terms and conditions of the awards, including the right to cancel or suspend an award. Eligible participants are the Company's officers, employees and directors, as selected by the Committee. Additionally, the Committee has the authority to adopt, alter and repeal such rules, guidelines and practices governing the LTIP as it considers advisable and to interpret the terms and provisions of the LTIP and any award issued under the LTIP.

Options. The Committee may grant incentive stock options and nonqualified options. The award agreement for an option will indicate if an option is intended to be an incentive stock option, and such option must meet the requirements under Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"). The exercise price per share subject to an option will be determined by the Committee and set forth in the applicable award agreement, and will not be less than the fair market value of the share on the applicable grant date. The term of each option will be fixed by the Committee, but will not exceed ten years. Options will be exercisable at such time or times as will be determined by the Committee, provided that, except as otherwise determined by the Committee, the option will not fully vest prior to the first anniversary of the applicable grant date.

Restricted Shares. The Committee may grant restricted shares, with vesting conditioned upon (a) the continued service of a participant, (b) attainment of performance goals, or (c) both. Generally, awards of restricted shares will require at least three years of continuous services following the applicable grant date. The participant shall have, with respect to the restricted shares, all of the rights of a shareholder of the Company holding the class or series of common shares that is the subject of the restricted shares, including, if applicable, the right to vote the shares and the right to receive cash dividends. During the period where vesting restrictions apply, the participant may not sell, assign, transfer, pledge or otherwise encumber the restricted shares.

Authorized Shares. The number of common shares subject to awards under the LTIP was 400,000 and, as amended, will be 900,000. Of that, the maximum number of shares subject to restricted share awards will be increased to 800,000, regardless of whether such awards are thereafter canceled, forfeited or terminated, and the maximum number of shares that may be subject to options (whether incentive stock options or nonqualified options) will continue to be 100,000 shares.

Corporate Change. In the event of any merger, reorganization, consolidation, recapitalization, share dividend, share split, combination of shares or other change in the Company's corporate structure affecting the shares, an adjustment or substitution may be made as approved by the Committee.

Change in Control. In the event of a change in control (as defined in the LTIP) (a) any options outstanding which are not then exercisable and vested will become fully exercisable and vested; (b) the restrictions applicable to any restricted shares will lapse, and such restricted shares will become fully vested and transferable; and (c) the Committee may also make additional adjustments and/or settlements of outstanding awards as it deems appropriate provided that such adjustments and settlements are consistent with the LTIP's purposes and avoidance of adverse taxation under Section 409A of the Code.

Compliance with the Code. The LTIP is intended to ensure that all awards granted to a "covered employee" (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such award is expected to be deductible to the Company, and intended to qualify for the exemption to the deductibility cap under Section 162(m) so qualify, and all such awards will therefore be considered qualified performance-based awards unless and until the Committee expresses a different intention. Further, the intent of the LTIP is that no Award shall be "nonqualified deferred compensation" subject to Section 409A of the Code.

Amendment of LTIP. The Board or the Committee may amend, alter, or discontinue the LTIP, but no amendment, alteration or discontinuation will be made which would materially and adversely affect the rights of the participant with respect to a previously granted award without such participant's consent, except such an amendment made to comply with applicable rules of law or to avoid adverse taxation, including without limitation Section 409A of the Code, stock exchange rules or accounting rules.

Federal Tax Consequences

The following summary of the federal income tax consequences applicable to options awarded under the LTIP is only a general summary of the applicable provisions of the Code and regulations promulgated thereunder as in effect on the date of this proxy statement. The actual federal, state, local and foreign tax consequences to the participant may vary depending upon his or her particular circumstances.

Incentive Stock Options. No taxable income is recognized by the participant at the time of the option grant, and no taxable income is recognized for regular tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. The participant will recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of certain other dispositions. For Federal tax purposes, dispositions are divided into two categories: (i) qualifying, and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two (2) years after the date the option for the shares involved in such sale or disposition is granted and more than one (1) year after the date the option is exercised for those shares. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition will result.

Upon a qualifying disposition, the participant will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the participant. Any additional gain recognized upon the disposition will be a capital gain. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering common shares.

Non-qualified Stock Options. No taxable income is recognized by a participant upon the grant of a non-qualified option. The participant will in general recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the participant will be required to satisfy the tax withholding requirements applicable to such income. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering common shares.

Deductibility of Executive Compensation. The Company generally will be entitled to a tax deduction in connection with a stock option in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a non-qualified stock option). Under Section 162(m) of the Code, the Company's allowable federal income tax deduction for compensation paid to certain of the Company's executive officers is limited to $1,000,000 per year per officer. "Performance-based compensation" is generally excluded from this deduction limit. The amount includible in income of a participant on exercise of a nonqualified stock option under the LTIP is intended to qualify as performance-based compensation under Section 162(m) and the regulations thereunder, which, among other things, require material terms contained within the LTIP to be approved by the shareholders.

Vote Required for Approval

The affirmative vote of a majority of the votes cast, either in person or by proxy, is required to adopt this proposal. Abstentions will have the same effect as votes against the proposal. Broker non-votes will not be considered votes cast and will not have a positive or negative effect on the outcome of this proposal.

Equity Compensation Plan Information

The following table summarizes information relating to our equity compensation plans at December 31, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	183,233	$34.46	177,403
Equity compensation plans not approved by security holders	72,057	$35.89	-
Total	255,290		177,403

PROPOSAL THREE: Advisory Vote on Executive Compensation

The Board recommends that you vote "FOR" the following non-binding resolution.

Executive compensation is an important matter for the Company's shareholders. As discussed in the CD&A, a fundamental principle the Company's executive compensation philosophy and practice continues to be pay for performance. The Company believes that the Company's Named Executive Officers ("NEO") and other officers and key executives are compensated in a manner consistent with the Company's strategy, competitive practice, sound corporate governance principles, and shareholder interest and concerns. The Company believes that the Company's compensation programs are strongly aligned with the long-term interests of its shareholders. You are urged to read the CD&A section of this proxy statement for additional details on the Company's executive compensation, including the Company's compensation philosophy and objectives for the 2010 compensation of the NEOs.

In 2010, Congress enacted legislation which was signed into law by President Obama, requiring a non-binding advisory "say-on-pay" vote on executive compensation beginning in 2011. Therefore, the Company is asking shareholders to cast a non-binding vote on the following resolution:

> RESOLVED, that the compensation paid to the Company's NEOs, as disclosed in this proxy statement, including the CD&A, compensation tables and narrative discussion, is hereby APPROVED.

As an advisory vote, this proposal is non-binding. Although the vote is non-binding, the Board of Directors and the Compensation Committee value the opinions of the shareholders, and will consider the outcome of the vote when making future compensation decisions for the Company's NEOs.

The affirmative vote of a majority of the Company's Common Shares entitled to vote and present or represented by proxy at the annual meeting will constitute approval of this non-binding resolution. If you own shares through a bank, broker or other holder of record, you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal. Abstentions will have the same effect as votes against the proposal. Broker non-votes will not be considered common shares present and entitled to vote on the proposal and will not have a positive or negative effect on the outcome of this proposal.

PROPOSAL FOUR: Advisory Vote on Frequency of Voting on Executive Compensation

The Board recommends that you vote "FOR" every three years for the frequency of the advisory vote on executive compensation.

The newly-enacted legislation discussed in the proposal set forth above regarding the advisory vote on executive compensation also requires the Company to seek a non-binding advisory shareholder vote every six years regarding the frequency (annually, every other year or every three years) at which the Company will ask its shareholders to provide the advisory vote on executive compensation. The Company believes that holding the advisory vote on executive compensation every three years is appropriate, given the history of few changes to the executive compensation as well as the composition of the Officers, and the three-year cycle on reviewing compensation policies as followed by the Compensation Committee. Therefore, the Company is asking shareholders to vote for every three years for the frequency of executive pay voting.

As an advisory vote, this proposal is non-binding. Although the vote is non-binding, the Board of Directors and the Compensation Committee value the opinions of our shareholders and understand that executive compensation is an important matter, and they will consider the outcome of the vote when making future decisions on the frequency of the Company's executive compensation advisory votes.

Shareholders may cast their votes in favor of one year, two years or three years or abstain from voting on this proposal and the choice selected by the most shareholders will be deemed the shareholders' choice on the frequency of the Company's executive compensation advisory vote. If you own shares through a bank, broker or other holder of record, you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

PROPOSAL FIVE: Ratification of the Appointment of Ernst &Young LLP

The Board recommends that you vote "FOR" on this proposal.

The Audit Committee has appointed Ernst & Young LLP ("E&Y") as the Company's independent registered public accounting firm for the year ending December 31, 2011. For 2010, the Company engaged E&Y to serve as the Company's independent registered public accounting firm for the year ended December 31, 2010, audit the annual financial statements and to perform audit-related and tax services. Representatives of E&Y are expected to be present at the annual meeting of shareholders, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

The Board of Directors seeks an indication from shareholders of their approval or disapproval of the Audit Committee's appointment of E&Y as the Company's independent registered public accounting firm for 2011. The submission of this matter for approval by the shareholders is not legally required. The Board believes that submission of this matter presents an opportunity for the shareholders to provide feedback to the Board on an important issue of corporate governance. If the shareholders do not approve the appointment of E&Y, the appointment will be re-evaluated by the Audit Committee but will not require the Audit Committee to appoint a different accounting firm. The Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of the Company and its shareholders. Approval of the proposal to ratify the selection of E&Y as the Company's independent registered public accounting firm requires the affirmative vote of a majority of the common shares present in person or by proxy and entitled to vote at the Annual Meeting. Abstentions will have the same effect as votes against the proposal. Broker non-votes will not be considered common shares present and entitled to vote on the proposal and will not have a positive or negative effect on the outcome of this proposal.

SHAREHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

Proposals of shareholders intended to be presented, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), at the 2012 annual meeting of shareholders must be received by the Company at 660 Beta Drive, Mayfield Village, Ohio 44143, on or before November 18, 2011, for inclusion in the proxy statement and form of proxy relating to the 2012 annual meeting of shareholders. In order for a shareholder's proposal outside of Rule 14a-8 under the Exchange Act to be considered timely within the meaning of Rule 14a-4(c) of the Exchange Act, such proposal must have been received by the Company at the address listed in the immediately preceding sentence not later than February 2, 2012.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and owners of more than 10% of our Common Shares, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of our Common Shares and other equity securities. Executive officers, directors and owners of more than 10% of the Common Shares are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).

Based solely on a review of these reports and written representations from the executive officers and directors, the Company believes that there was compliance with all such filing requirements for the fiscal year ended December 31, 2010, except a Form 4 for R. Steven Kestner relating to one transaction that was not timely filed due to an administrative error.

OTHER MATTERS

Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP (E&Y) as the Company's independent registered public accounting firm for the year ending December 31, 2011.

Fees

Audit Fees

The aggregate fees billed for professional services rendered by E&Y were $1,556,000 for the audit of the Company's annual financial statements for the year ended December 31, 2010, the audit of internal controls over financial reporting as of December 31, 2010, E&Y's review of the financial statements included in the Company's Form 10-Q's filed with the Securities and Exchange Commission (SEC) for the first, second and third quarters of

2010 and statutory audits of various international subsidiaries. The aggregate fees billed for professional services rendered by E&Y were $1,347,050 for the audit of the Company's annual financial statements for the year ended December 31, 2009, the audit of internal controls over financial reporting as of December 31, 2009, E&Y's review of the financial statements included in the Company's Form 10-Q's filed with the SEC for the first, second and third quarters of 2009 and statutory audits of various international subsidiaries.

Audit Related Fees

The incremental fees billed for professional services rendered by E&Y for audit-related services for the year ended December 31, 2010 were $67,000. Fees included in 2010 were for services related to financial due diligence related to the acquisition of Electropar Limited. The incremental fees billed for professional services rendered by E&Y for audit-related services for the year ended December 31, 2009 were $131,600. Fees included in 2009 were for services related to financial due diligence related to the acquisition of Tyco Electronics Group S.A.

Tax Fees

The incremental fees billed for professional services rendered by E&Y for tax-related services for the year ended December 31, 2010 were $93,000. Fees included in 2010 were for tax compliance, tax consulting, tax restructuring and a transfer pricing analysis at the Company's Spain subsidiary. The incremental fees billed for professional services rendered by E&Y for tax-related services for the year ended December 31, 2009 were $213,600. Fees included in 2009 were for an earnings and profits study, unremitted earnings study, tax compliance, tax consulting, IRS audit and exam, due diligence related to the acquisition of Tyco Electronics Group S.A., tax restructuring and a transfer pricing analysis at the Company's Spain subsidiary.

All Other Fees

There were no incremental fees billed for professional services rendered by E&Y for all other services for the year ended December 31, 2010. The incremental fees billed for professional services rendered by E&Y for all other services for the year ended December 31, 2009 were $4,400. Fees included in 2009 were for filing the Company's financial statements in Puerto Rico.

Communication with the Board of Directors

The Board of Directors of the Company believes that it is important for shareholders to have a process to send communications to the Board of Directors. Accordingly, shareholders who wish to communicate with the Board of Directors or a particular director may do so by sending a letter to:

Caroline S. Vaccariello
General Counsel and Corporate Secretary
Preformed Line Products Company
660 Beta Drive
Mayfield Village, Ohio 44143

\- or -

Michael E. Gibbons
Chairman, Audit Committee
1111 Superior Ave
Suite 900
Cleveland, OH 44114

The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Shareholder-Board Communication" or "Shareholder-Director Communication." All such letters must identify the author as a shareholder and clearly state whether the intended recipients are all members of the Board of Directors or certain specified individual directors. The Secretary and Mr. Gibbons, as applicable, will make copies of all such letters and circulate them to the appropriate director or directors. The directors are not spokespeople for the Company and shareholders should not expect a response or reply to any communication.

Miscellaneous

If the enclosed proxy card is executed and returned to the Company, the persons named in it will vote the shares represented by that proxy at the meeting. The form of proxy permits specification of (a) a vote for the election of directors as set forth under "Election of Directors" above, the withholding of authority to vote in the election of directors, or the withholding of authority to vote for one or more specified nominees; (b) a "for," "against" or "abstain" vote on the amended and restated LTIP, the resolution approving executive compensation and to ratify the appointment of E&Y; and (c) a "one year," "two years," "three years" or "abstain" vote on the frequency of executive compensation votes. When a choice has been specified in the proxy, the shares represented will be voted in accordance with that specification. If no specification is made, those shares will be voted at the meeting to elect directors as set forth under "Election of Directors" above, for the increase in the number of shares under the LTIP, for the resolution approving executive compensation, ratification of the appointment of E&Y and for a vote of three years on the frequency of executive compensation.

Director nominees who receive the greatest number of affirmative votes will be elected directors and the choice selected by the most shareholders will be deemed the shareholders' choice on the frequency of the Company's executive compensation advisory vote. Broker non-votes and abstaining votes will be counted as "present" for purposes of determining whether a quorum has been achieved at the meeting, but will not be counted in favor of or against any nominee. The voting standards for each of the other known matters to be considered at the meeting are set forth within the above proposals. All other matters to be considered at the meeting require for approval the favorable vote of a majority of the shares entitled to vote and represented at the meeting in person or by proxy.

If any other matter properly comes before the meeting, the persons named in the proxy will vote thereon in accordance with their judgment. We do not know of any other matter that will be presented for action at the meeting and we have not received any timely notice that any of our shareholders intend to present a proposal at the meeting.

By order of the Board of Directors,



CAROLINE S. VACCARIELLO,
Secretary

Dated: March 21, 2011

APPENDIX A

AMENDED AND RESTATED PREFORMED LINE PRODUCTS COMPANY LONG TERM INCENTIVE PLAN OF 2008

SECTION 1. Purpose; Definitions

The purpose of this Plan is to give the Company and its Subsidiaries a competitive advantage in attracting, retaining and motivating officers, employees and directors and to incentivize those individuals to increase shareholder value through long-term incentives directly linked to the Company's performance. Certain capitalized terms are defined in the first section in which they are used. In addition, for purposes of this Plan, the following terms are defined as set forth below:

"Applicable Exchange" means The Nasdaq Stock Market or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

"Award" means an Option, Restricted Stock, or Other Stock-Based Award granted pursuant to the terms of this Plan.

"Award Agreement" means a written document or agreement setting forth the terms and conditions of a specific Award.

"Board" means the Board of Directors of the Company.

"Cause" means, unless otherwise provided in an Award Agreement, (i) conviction of the Participant for committing a felony under federal law or the law of the state in which such action occurred, (ii) dishonesty in the course of fulfilling the Participant's employment duties, (iii) failure on the part of the Participant to perform substantially such Participant's employment duties in any material respect, (iv) a material violation of the Company's ethics and compliance program, or (v) before a Change in Control, such other events as shall be determined by the Committee and set forth in a Participant's Award Agreement. Notwithstanding the general rule of Section 2(c) regarding the authority of the Committee, following a Change in Control, any determination by the Committee as to whether "Cause" exists shall be subject to *de novo* review by the members of the Committee as constituted immediately prior to the Change in Control.

"Change in Control" has the meaning set forth in Section 8(b).

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor section.

"Commission" means the Securities and Exchange Commission or any successor agency.

"Committee" has the meaning set forth in Section 2(a).

"Common Stock" means common share, par value $2 per share, of the Company.

"Company" means Preformed Line Products Company, an Ohio corporation, and any other entity that succeeds to that company's rights and obligations hereunder, whether by law or by contract.

"Disability" means (i) any illness or other physical or mental condition of a Participant that renders the Participant incapable of performing his usual and customary duties for the Company, or any medically determinable illness or other physical or mental condition resulting from a bodily injury, disease or mental disorder which, in the judgment of the Committee, is permanent and likely to be continuous in nature, or (ii) if there is no such plan applicable to the Participant, "disability" as

determined by the Committee. The Committee may require such medical or other evidence as it deems necessary to determine the nature and permanency of the Participant's condition. Notwithstanding the above, Disability shall mean "permanent and total disability" as defined in Section 22(e)(3) of the Code when used with respect to an Incentive Stock Option and, if and to the extent required to avoid adverse taxation under Section 409A of the Code, "disability" within the meaning of Section 409A of the Code.

"Disaffiliation" means a Subsidiary's ceasing to be a Subsidiary for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary) or a sale of a division of the Company and its Subsidiary.

"Eligible Individuals" means directors, officers and employees of the Company or any of its Subsidiaries, and prospective employees who have accepted offers of employment from the Company or its Subsidiaries.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

"Fair Market Value" means, unless otherwise specified by the Committee in an Award Agreement, the closing price of a share of Common Stock on the Applicable Exchange on the date of measurement, or if Shares were not traded on the Applicable Exchange on such measurement date, then on the next preceding date on which Shares were traded. If the Common Stock is not listed on a national securities exchange, Fair Market Value shall be determined by application of a reasonable valuation method by the Committee. In addition, "Fair Market Value" shall be determined in a manner consistent with exemption from Section 409A of the Code and, with respect to Incentive Stock Options, compliance with Sections 422 and 424 of the Code.

"Full-Value Award" means any Award other than an Option.

"Grant Date" means (i) the date on which the Committee selects an Eligible Individual to receive an Award and determines the number of Shares to be subject to such Award, or (ii) such later date as the Committee shall provide.

"Incentive Stock Option" means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code, and that in fact so qualifies.

"Nonqualified Option" means any Option that is not an Incentive Stock Option.

"Option" means an Award granted under Section 5.

"Other Stock-Based Award" means Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon, Common Stock, including (without limitation), unrestricted stock, dividend equivalents and convertible debentures.

"Outside Director" means an individual who is a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, an "outside director" with the meaning of Section 162(m) of the Code and an "independent director" or the like under the Applicable Exchange's rules or, in each case, any successor terms or definitions.

"Participant" means an Eligible Individual to whom an Award is or has been granted; where the context requires, "Participant" shall be deemed to include such Eligible Individual's guardian, legal representative or permissible transferee.

"Performance Goals" means the performance goals established by the Committee in connection with the grant of Restricted Stock or Other Stock-Based Awards. In the case of Qualified Performance-Based Awards, Performance Goals shall be based on the attainment of specified levels of one or more of the following measures: overall sales growth, market share, return on net assets, economic value added, shareholder value added, expense ratio, revenues, revenue growth,

earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization), earnings per share, operating income, pre- or after-tax income, net income, cash flow (before or after dividends), cash flow per share (before or after dividends), gross margin, return on equity, return on capital (including return on total capital or return on invested capital), cash flow return on investment, return on assets or operating assets, stock price appreciation, total shareholder return (measured in terms of stock price appreciation and dividend growth), cost control, evaluation of individual performance towards achieving goals, gross profit, operating profit, cash generation, stock price, core non-interest income, or change in working capital with respect to the Company or any one or more subsidiaries, divisions, business units or business segments of the Company either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies and shall be set by the Committee within the time period prescribed by Section 162(m) of the Code.

"Plan" means this Preformed Line Products Company Long term incentive Plan of 2008, as set forth herein and as may be amended from time to time hereafter.

"Qualified Performance-Based Award" means an Award intended to qualify for the Section 162(m) Exemption, as provided in Section 9.

"Restricted Stock" means an Award granted under Section 6.

"Retirement" means the Participant's Termination of Employment, under circumstances that the Committee determines, in its sole discretion, are consistent with a retirement, after the earlier of: (i) attainment of age 65; and (ii) attainment of age 50 with at least 15 years of service.

"Section 162(m) Exemption" means the performance-based compensation exemption from the limitation on deductibility imposed by Section 162(m) of the Code described in Section 162(m)(4)(C) of the Code.

"Share" means a share of Common Stock.

"Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company; provided, however, that where "Subsidiary" is used with respect to Incentive Stock Options, the term shall be limited to a subsidiary corporation within the meaning of Section 424(f) of the Code.

"Term" means the maximum period during which an Option may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.

"Termination of Employment" means the termination of the applicable Participant's employment with, or performance of services for, the Company and any of its Subsidiaries. Unless otherwise determined by the Committee, (i) if a Participant's employment with the Company terminates but such Participant continues to provide services to the Company and its Subsidiaries in a non-employee capacity, such change in status shall not be deemed a Termination of Employment and (ii) a Participant employed by, or performing services for, a Subsidiary or a division of the Company shall be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary or division ceases to be a Subsidiary or division, as the case may be, and the Participant does not immediately thereafter become an employee of, or service provider for, the Company or another Subsidiary. Temporary, short -term absences from the workplace because of illness or vacation, leaves of absence which are approved by the Committee and transfers among the Company and its Subsidiaries shall not be considered Terminations of Employment.

SECTION 2. Administration

(a) *Committee.* The Plan shall be administered by the Compensation Committee of the Board or such other committee of the Board as the Board may from time to time designate (the "Committee"), which shall be composed of not fewer than three Outside Directors, and shall be appointed by and serve at the pleasure of the Board. The Committee shall, subject to Section 9, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee shall have the discretionary authority:

(i) to select the Eligible Individuals to whom Awards may from time to time be granted;

(ii) to determine whether and to what extent Incentive Stock Options, Nonqualified Options, Restricted Stock, Other Stock-Based Awards, or any combination thereof, are to be granted hereunder;

(iii) to determine the number of Shares to be covered by each Award granted hereunder;

(iv) to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine;

(v) subject to Section 10, to modify, amend or adjust the terms and conditions of any Award;

(vi) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(vii) to interpret the terms and provisions of the Plan, Awards and any related documents;

(viii) subject to Section 10, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion determines;

(ix) to decide all other matters that must be determined in connection with an Award; and

(x) to otherwise administer the Plan.

(b) *Procedures*.

(i) The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange, and subject to Section 9, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it.

(ii) Subject to Section 9(c), any authority granted to the Committee not required to be exercised exclusively by the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

(c) *Discretion of Committee*. Except as otherwise provided with respect to the determination of "Cause," any determination made by the Committee or by an appropriately designated member or officer pursuant to delegated authority under the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or any appropriately designated member or officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company, Participants, and Eligible Individuals.

(d) *Cancellation or Suspension*. Subject to Section 5(b), the Committee shall have full power and authority to determine whether, to what extent and under what circumstances any Award shall be canceled or suspended. In particular, but without limitation, all outstanding Awards to any Participant may be canceled if the Participant, without the consent of the Committee, while employed by the Company or after termination of such employment, becomes associated with, employed by, renders services to, or owns any interest in (other than any nonsubstantial interest, as determined by the Committee), any business that is in competition with the Company or with any business in which the

Company has a substantial interest, as determined by the Committee or any one or more senior managers or committee of senior managers to whom the authority to make such determination is delegated by the Committee.

(e) *Award Agreements.* The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written (or electronic) Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. The effectiveness of an Award shall be subject to the signing of the Award Agreement by the Company and/or the Participant receiving the Award unless otherwise provided in the Award Agreement. Award Agreements may be amended subject to Section 10.

SECTION 3. Common Stock Subject to Plan

(a) *Plan Maximums.* The maximum number of Shares subject to Awards of any type under the Plan shall be 900,000. The maximum number of Shares subject to Full-Value Awards shall be 800,000, regardless of whether such Awards are thereafter canceled, forfeited or terminated. The maximum number of Shares subject to Options (whether Incentive Stock Options or Nonqualified Options) shall be 100,000 Shares. The maximum number of Shares subject to Awards that may be granted in any calendar year shall be 150,000, regardless of whether such Awards are thereafter canceled, forfeited or terminated. Shares subject to an Award under the Plan may be treasury and authorized and unissued Shares.

(b) *Individual Limits.* No Participant may be granted Awards covering in excess of 400,000 Shares during any calendar year, regardless of whether such Awards are thereafter canceled, forfeited or terminated.

(c) Adjustment Provision. In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, separation, spinoff, Disaffiliation, extraordinary dividend of cash or other property, or similar event affecting the Company or any of its Subsidiaries (each, a "Corporate Transaction"), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Awards. In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, or recapitalization or similar event affecting the capital structure of the Company (each, a "Share Change"), the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Awards. In the case of Corporate Transactions, such adjustments may include, without limitation, (1) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which shareholders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option shall conclusively be deemed valid); (2) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards; and (3) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary or division or by the entity that controls such Subsidiary or division following such Disaffiliation (as well as any

corresponding adjustments to Awards that remain based upon Company securities). The Committee shall adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or consistent with exemption from, the Company's SEC filings, *provided* that in the case of Performance Goals applicable to any Qualified Performance-Based Awards, such adjustment is not inconsistent with favorable tax treatment under Section 162(m) of the Code.

(d) *Section 409A.* Notwithstanding anything in this Plan to the contrary, any adjustments made pursuant to Section 3(d) shall be made: (i) in compliance with, or in a manner consistent with exemption from, Section 409A of the Code; and (ii) with respect to Options, in a manner consistent with the relevant rules under Section 424 of the Code.

SECTION 4. Eligibility

Awards may be granted under the Plan to Eligible Individuals; *provided, however*, that Incentive Stock Options may be granted only to employees of the Company or its Subsidiaries.

SECTION 5. Options

(a) *Types of Options.* Options may be of two types: Incentive Stock Options and Nonqualified Options. The Award Agreement for an Option shall indicate if an Option is intended to be an Incentive Stock Option.

(b) *Exercise Price.* The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a Share on the applicable Grant Date. In no event may any Option granted under this Plan be amended, other than pursuant to Section 3(d) and (e), to decrease the exercise price thereof, be cancelled in conjunction with the grant of any new Option with a lower exercise price, or otherwise be subject to any action that would be treated, for accounting purposes, as a "repricing" of such Option, unless such amendment, cancellation, or action is approved by the Company's shareholders.

(c) *Term.* The Term of each Option shall be fixed by the Committee, but shall not exceed ten years from the applicable Grant Date.

(d) *Vesting and Exercisability.* Except as otherwise provided herein, Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee, provided that, except as otherwise determined by the Committee, in no event shall the vesting schedule of an Option provide that such Option fully vest prior to the first anniversary of the applicable Grant Date (other than in the case of death or Disability).

(e) *Method of Exercise.* Subject to the provisions of this Section 5, Options may be exercised, in whole or in part, at any time during the applicable Term by giving written notice of exercise to the Company, specifying the number of Shares as to which the Option is being exercised, and which contains a representation that such Shares are not being acquired with a view toward resale or distribution and will not be sold or otherwise transferred except in compliance with applicable law. In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the purchase price (which shall equal the product of such number of shares multiplied by the applicable exercise price) by certified or bank check or such other instrument or method as the Company may accept. If approved by the Committee, payment of the exercise price, in full or in part, may also be made as follows:

(i) Payments made be made in the form of previously acquired unrestricted Shares (by delivery of such Shares or by attestation) of the same class as the Common Stock subject to the Option (with their value based on the Fair Market Value of the Common Stock on the date the Option is exercised).

(ii) To the extent permitted by applicable law and the Committee, payments may be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds necessary to pay the purchase price, and, if requested, the amount of any federal, state, local or foreign withholding taxes. To facilitate the foregoing, the Company may, to the extent permitted by applicable law, enter into agreements for coordinated procedures with one or more brokerage firms. To the extent permitted by applicable law including, without limitation, the Sarbanes-Oxley Act of 2004, and consistent with avoiding adverse taxation under Code Section 409A, the Committee may also provide for Company loans to be made for purposes of the exercise of Options.

(iii) Payment may be made by instructing the Company to withhold a number of shares of Common Stock having a Fair Market Value (based on the Fair Market Value of the Common Stock on the date the Option is exercised) equal: (A) the exercise price, multiplied by (B) the number of Shares in respect of which the Option shall have been exercised.

(f) *Delivery; Rights of Shareholders*. No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefor has been fully paid and applicable taxes have been withheld, to the extent necessary. The applicable Participant shall have all of the rights of a shareholder of the Company holding the class or series of Common Stock that is subject to the Option (including, if applicable, the right to vote the applicable Shares and the right to receive dividends), when the Participant (i) has given written notice of exercise, (ii) if requested, has given the representation described in Section 12(a), and (iii) has paid in full for such Shares.

(g) *Nontransferability of Options*. No Option shall be transferable by a Participant other than, for no value or consideration, (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonqualified Option, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the Participant's family members, whether directly or indirectly or by means of a trust or partnership or otherwise. For purposes of this Plan, unless otherwise determined by the Committee, "family member" shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto. Subject to the terms of the Plan, any Option shall be exercisable only by the applicable Participant or his or her guardian or legal representative, or any person to whom such Option is permissibly transferred pursuant to this Section 5(g);

(h) *Termination of Employment*. A Participant's Options shall be forfeited in their entirety upon his or her Termination of Employment, except as set forth below:

(i) Upon a Participant's Termination of Employment for any reason other than death, Disability or Retirement, any Option held by the Participant that was exercisable immediately before the Termination of Employment may be exercised the earlier of (A) the 90th day following such Termination of Employment and (B) the last day of the Term thereof;

(ii) Upon a Participant's death, any Option held by the Participant shall vest and be exercisable the earlier of (A) the first anniversary of the date of death and (B) the last day of the Term thereof;

(iii) Upon a Participant's Termination of Employment by reason of Disability, any Option held by the Participant shall vest and be exercisable the earlier of (A) the first anniversary of the date of Disability and (B) the last day of the Term thereof; and

(iv) Upon a Participant's Termination of Employment due to Retirement, any Incentive Stock Option held by the Participant shall vest and be exercisable the earlier of (A) the 90th day following such Termination of Employment and (B) the last day of the Term thereof, and any Nonqualified Option held by the Participant shall vest and be exercisable until the earlier of (A) the fifth anniversary of such Termination of Employment and (B) the last day of the Term thereof.

Notwithstanding the foregoing, the Committee shall have the power, in its discretion, to establish different rules concerning the consequences of a Termination of Employment, in an applicable Award Agreement.

(i) *Special Rules for Incentive Stock Options.* Notwithstanding anything in this Plan to the contrary, Incentive Stock Options shall be subject to the following rules:

(i) No Participant may be granted an Incentive Stock Option if, at the time of the Award, he or she owns (after application of the rules in Section 424(d) of the Code) equity securities possessing more than 10% of the total combined voting power of all classes of equity securities of the Company or any Subsidiary unless: (A) the exercise price is at least 110% of the Fair Market Value of the underlying Shares as of the Grant Date; and (B) the Incentive Stock Option is not exercisable on or after the fifth anniversary of the Grant Date.

(ii) The aggregate Fair Market Value (determined with respect to each Incentive Stock Option at the time such Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a grantee during any calendar year (under this Plan or any other plan adopted by the Company or any Subsidiary) shall not exceed $100,000. If such aggregate Fair Market Value exceeds $100,000, such number of Incentive Stock Options with an aggregate Fair Market Value equal to the amount in excess of $100,000 shall be treated as Nonqualified Options.

(iii) Incentive Stock Options may only be granted to employees of the Company or a Subsidiary. A Termination of Employment shall not occur unless and until an employee ceases employment with the Company and all Subsidiaries.

(iv) The foregoing provisions are designed to comply with the requirements of Section 422 of the Code and shall be automatically amended or modified to comply with amendments or modifications to Section 422 or any successor provisions. Any Incentive Stock Option which fails to comply with Section 422 of the Code is automatically treated as a Nonqualified Option appropriately granted under this Plan provided that it otherwise meets the Plan's requirements for Nonqualified Options.

SECTION 6. Restricted Stock

(a) *Nature of Awards and Certificates.* Shares of Restricted Stock are actual Shares issued to a Participant, subject to stated restrictions on transferability and subject to forfeiture, and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates. Any certificate issued in respect of Restricted Stock shall be registered in the name of the applicable Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form (or such other form as the Committee may prescribe):

"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Preformed Line Products Company Long term incentive Plan of 2008 and a related Award Agreement. Copies of such Plan and Agreement are on file at the offices of Preformed Line Products Company, 660 Beta Drive, Mayfield Village, Ohio 44143."

The Committee may require that the certificates evidencing such Shares be held in escrow by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered one or more stock powers, endorsed in blank and in such form as the Committee may prescribe, relating to the Common Stock covered by such Award.

(b) *Terms and Conditions.* Shares of Restricted Stock shall be subject to the following terms and conditions:

(i) The Committee shall, prior to or at the time of grant, condition the vesting of an Award of Restricted Stock upon: (A) the continued service of the applicable Participant for a prescribed period or periods, (B) attainment of Performance Goals or (C) both. If the Committee conditions the vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued service of the applicable Participant, the

Committee may, prior to or at the time of grant, designate an Award of Restricted Stock as a Qualified Performance-Based Award. The conditions for vesting and the other provisions of Restricted Stock Awards (including without limitation any applicable Performance Goals) need not be the same with respect to each grantee or from Award to Award.

(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period vesting restrictions apply (the "Restriction Period"), the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock (and any purported sale, assignment, transfer, pledge or encumbrance shall be null and void). Awards of Restricted Stock shall require at least three years of continuous service following the applicable Grant Date, *provided* that a one-year service period following the Grant Date is permissible if vesting is conditioned upon the achievement of Performance Goals, and *provided, further* that an Award may vest incrementally throughout a Restriction Period, and *provided, further*, that up to five percent of Shares available for grant as Restricted Stock (together with all other Shares available for grant as Full-Value Awards) may be granted without regard to the foregoing requirements and *provided, further,* that the Committee may accelerate the vesting and lapse of restrictions with respect to any schedule Restricted Stock Awards as permitted under this Plan or the relevant Award Agreement.

(iii) Except as provided in this Section 6 and the applicable Award Agreement, and except to the extent necessary to maintain a Section 162(m) Exemption, the applicable Participant shall have, with respect to Restricted Stock, all of the rights of a shareholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the Shares and the right to receive any cash dividends. Unless otherwise determined by the Committee in the applicable Award Agreement or otherwise to avoid adverse taxation under Section 409A of the Code, and subject to Section 12(e), (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall be reinvested in additional Restricted Stock and held subject to the same vesting requirements applicable to the underlying Restricted Stock, and (B) subject to any adjustment pursuant to Section 3(d), dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid and held subject to the same vesting requirements applicable to the underlying Restricted Stock.

(iv) If and when any applicable Performance Goals are satisfied and the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, unlegended certificates (*i.e.*, bearing only those legends which may appear on Common Stock certificates) for such Shares shall be delivered to the Participant upon surrender of the legended certificates.

SECTION 7. Other Stock-Based Awards

Other Stock-Based Awards may be granted under the Plan, *provided* that any Other Stock-Based Awards that are Awards of Common Stock that are unrestricted shall only be granted in lieu of other compensation which has become due and payable to the Participant in the then-current fiscal year of the Company. Subject to the terms of the Plan, any Other Stock-Based Award that is a Full-Value Award shall be subject to a vesting schedule during the Restriction Period requiring at least three years of continuous service following the applicable Grant Date, *provided* that a one-year service period following the applicable Grant Date is permissible if vesting is conditioned upon the achievement of Performance Goals, and *provided, further* that an Other Stock-Based Award that is a Full-Value Award may vest incrementally throughout a Restriction Period, *provided*, *further*, that up to five percent of Shares available for grant as Other Stock-Based Awards that are Full-Value Awards (together with all other Shares available for grant as Full-Value Awards) may be granted subject to a one-year service period following the applicable Grant Date regardless of whether vesting is conditioned upon the achievement of Performance Goals.

SECTION 8. Change in Control Provisions

(a) *Impact of Event.* Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control (as defined below), except to the extent the Committee specifically provides otherwise in an Award Agreement, and except as provided in Section 3(d) and in Section 8(d), immediately upon the occurrence of a Change in Control:

(i) any Options outstanding which are not then exercisable and vested shall become fully exercisable and vested;

(ii) the restrictions applicable to any Restricted Stock shall lapse, and such Restricted Stock shall become fully vested and transferable;

(iii) the Committee may also make additional adjustments and/or settlements of outstanding Awards as it deems appropriate provided that such adjustments and settlements are consistent with the Plan's purposes and avoidance of adverse taxation under Section 409A of the Code.

(b) *Definition of Change in Control.* For purposes of the Plan, a "Change in Control" shall mean any of the following events:

(i) during any period of two consecutive years, individuals who, at the beginning or such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director and whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; *provided, however*, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest (as described in Rule 14a-11 under the Act) ("Election Contest") or other actual or threatened solicitation of proxies or consents by or on behalf of any "person" (as such term is defined in Section 3(a)(9) of the Act and as used in Sections 13(d)(3) and 14(d)(2) of the Act) other than the Board ("Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election or Contest or Proxy Contest, shall be deemed an Incumbent Director;

(ii) any person becomes a "beneficial owner" (as defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "Company Voting Securities"); *provided, however*, that the event described in this paragraph (ii) shall not be deemed to be a Change in Control of the Company by virtue of any of the following acquisitions: (A) by the Company or any subsidiary, (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any subsidiary, (C) by an underwriter temporarily holding securities pursuant to an offering of such securities, (D) pursuant to a Non-Qualifying Transaction (as defined in paragraph (iii)), (E) by a transfer from a family member or from a trust for the benefit of a family member; (F) a transaction (other than one described in (iii) below) in which Company Voting Securities are acquired from the Company, if a majority of the Incumbent Directors approve a resolution providing expressly that the acquisition pursuant to this clause (F) does not constitute a Change in Control of the Company under this paragraph (ii); or resulting, directly or indirectly, from the sale or sales by members of the family of Barbara P. Ruhlman, including, but not limited to, the lineal descendants of Thomas F. Peterson and their spouses and trusts for the benefit of any of the foregoing, with the prior consent of the Company's Board of Directors;

(iii) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company's shareholders, whether for such transaction or the issuance of securities in the transaction (a "Reorganization"), or sale or other disposition of all or substantially all of the Company's assets to an entity that is not an affiliate of the Company (a "Sale"), unless immediately following such Reorganization or Sale: (A) more than 50% of the total voting power of (x) the corporation resulting from such Reorganization or the corporation which has acquired all or substantially all of the assets of the Company (in either case, the "Surviving Corporation"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by the Company Voting Securities that were outstanding immediately prior to such Reorganization or Sale (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization or Sale), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Reorganization or Sale, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation) is or becomes the beneficial owner, directly or indirectly, of 20% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Reorganization or Sale were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization or Sale (any Reorganization or Sale which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "Non-Qualifying Transaction"); or

(iv) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a Change in Control of the Company shall not be deemed to occur solely because any person acquires beneficial ownership of more than 20% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; *provided*, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall then occur.

(c) *Special Change in Control Post-Termination Exercise Rights.* Unless otherwise provided in the applicable Award Agreement, notwithstanding any other provision of the Plan to the contrary, upon the Termination of Employment of a Participant during the 24-month period following a Change in Control, for any reason other than Cause, any Option held by the Participant as of the date of the Change in Control that remains outstanding as of the date of such Termination of Employment may thereafter be exercised, until the later of (i) the last date on which such Option would be exercisable in the absence of this Section 8(c) and (ii) the earlier of (A) the third anniversary of such Change in Control and (B) expiration of the Term of such Option. For purposes of this Section 9(c), the term "Option" shall include stock options that are substituted for options granted under Section 5.

(d) Notwithstanding the foregoing, if any Award is subject to Section 409A of the Code as determined by the Committee in its sole discretion, this Section 8 shall be applicable only in a manner and to the extent the Committee determines that its application would not trigger adverse tax consequences under Section 409A of the Code.

SECTION 9. Qualified Performance-Based Awards; Performance-Based Awards; Section 16(b); Section 409A

(a) The provisions of this Plan are intended to ensure that all Awards granted hereunder to any Participant who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such Award is expected to be deductible to the Company intended to qualify for the Section 162(m) Exemption so qualify, and all such Awards shall therefore be considered Qualified Performance-Based Awards and this Plan shall be interpreted and operated consistent with that intention (including, without limitation, the requirement that all such Awards be granted by a committee composed solely of Outside Directors) unless and until the Committee expresses a different intention. When granting any Award, the Committee may designate such Award as a Qualified Performance-Based

Award, based upon a determination that (i) the recipient is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) with respect to such Award, and (ii) the Committee wishes such Award to qualify for the Section 162(m) Exemption; and the terms and administration of any such Award (and of the grant thereof) shall be consistent with such designation. By the earliest of: (A) 90 days after the commencement of a Performance Period, (B) the expiration of 25% of the Performance Period and (C) the time that the outcome is no longer substantially uncertain, the Committee will establish the Performance Goals for the Performance Period.

(b) Each Qualified Performance-Based Award shall be earned, vested and/or payable (as applicable) upon the achievement of one or more Performance Goals, together with the satisfaction of any other conditions, such as continued employment, as the Committee may impose. To the extent the Committee determines it is consistent with any applicable Qualified Performance-Based Award status, if a Participant experiences a Termination of Employment by reason of his or her death, Disability or Retirement, the Committee in its discretion may determine, notwithstanding any vesting requirements or restrictions hereunder, that the Participant (or the heir, legatee or legal representative of the Participant's estate) will receive a distribution of a portion of the Participant's then-outstanding Awards in an amount which is not more than an amount which would have been earned by the Participant if 100% of the Performance Goals for the current Performance Period had been achieved prorated based on the ratio of the number of months of active employment in the Performance Period to the total number of months in the Performance Period. However, with respect to Qualified Performance-Based Awards, distribution shall not be made prior to attainment of the relevant Performance Goals.

(c) The full Board shall not be permitted to exercise authority granted to the Committee to the extent that exercise of such authority would cause an Award designated as a Qualified Performance-Based Award not to qualify for, or to cease to qualify for, the Section 162(m) Exemption.

(d) The provisions of this Plan are intended to ensure that no transaction under the Plan is subject to (as opposed to being exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act ("Section 16(b)"). Accordingly, the composition of the Committee shall be subject to such limitations as the Board deems appropriate to permit transactions pursuant to this Plan to be exempt (pursuant to Rule 16b-3 promulgated under the Exchange Act) from Section 16(b), and no delegation of authority by the Committee shall be permitted if such delegation would cause any such transaction to be subject to Section 16(b).

(e) It is the intention of the Company that no Award shall be "nonqualified deferred compensation" subject to Section 409A of the Code, and the Plan and all Award Agreements shall be interpreted and administered accordingly.

SECTION 10. Term, Amendment and Termination

(a) *Effectiveness.* The Plan was approved by the Board on February 19, 2008, subject to and contingent upon approval by the shareholders of the Company. The Plan will become effective as of the date of such approval by the Company's shareholders (the "Effective Date").

(b) *Termination.* The Plan will terminate on the date immediately preceding the tenth anniversary of the Effective Date. Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.

(c) *Amendment of Plan.* The Board or the Committee may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially and adversely affect the rights of the Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable rules of law or to avoid adverse taxation, including without limitation Section 409A of the Code, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company's shareholders (a) to the extent such approval is required (1) by applicable law or the listing standards of the Applicable Exchange as in effect as of the date hereof or (2) under applicable law or the listing standards of the Applicable Exchange as may be required after the date hereof, (b) to the extent such amendment would materially increase the benefits accruing to Participants under the Plan, (c) to the extent such amendment would materially increase the number of securities which may be issued under the Plan, (d) to the extent such amendment would materially modify the requirements for participation in the Plan or (e) that would accelerate the vesting of any Restricted Stock under the Plan, except as otherwise permitted under the Plan.

(d) *Amendment of Awards*. Subject to Section 5(d), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall, without the Participant's consent, materially and adversely affect the rights of any Participant with respect to an Award, except such an amendment made to cause the Plan or Award to comply with or avoid penalties under applicable law, stock exchange rules or accounting rules.

SECTION 11. Unfunded Status of Plan

It is presently intended that the Plan constitute an "unfunded" plan under the Code. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; *provided, however*, that the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan. Notwithstanding the foregoing, no trust or other funding which shall be transferred or located outside of the United States if the assets would be treated as property transferred in connection with the performance of services for purposes of Section 83 of the Code.

SECTION 12. General Provisions

(a) *Conditions for Issuance*. The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or Award Agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to fulfillment of all of the following conditions: (i) listing or approval for listing upon notice of issuance, of such Shares on the Applicable Exchange; (ii) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion with the benefit of the advice of counsel, deem necessary or advisable; and (iii) obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion with the benefit of the advice of counsel, determine to be necessary or advisable.

(b) *Additional Compensation Arrangements*. Nothing contained in the Plan shall prevent the Company or any Subsidiary from adopting other or additional compensation arrangements for its employees, directors or consultants.

(c) *No Contract of Employment*. The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment or service, nor shall it interfere in any way with the right of the Company or any Subsidiary to terminate the employment of any employee or service of any independent contractor at any time.

(d) *Required Taxes*. No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement, having a Fair Market Value on the date of withholding equal to the minimum amount (and not any greater amount) required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

(e) *Designation of Death Beneficiary*. The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such Participant after his or her death, may be exercised.

(f) *Subsidiary Employees*. In the case of a grant of an Award to any employee of a Subsidiary, the Company may, if the Committee so directs, enlist the assistance of such Subsidiary with the administration of such Award pursuant to the provisions of the Plan.

(g) *Governing Law and Interpretation*. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with federal law and the laws of the State of Ohio, without reference to principles of conflict of laws. The captions of this Plan are not part of the provisions hereof and shall have no force or effect.

(h) *Non-Transferability*. Except as otherwise provided in Section 5(g) or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.

(i) *Foreign Employees and Foreign Law Considerations*. Notwithstanding anything in this Plan to the contrary, the Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

(j) *Earnings*. Subject to the provisions of this Plan and any applicable Award Agreement, and only to the extent consistent with avoiding adverse tax consequences under Code Section 409A, the recipient of an Award may, if so determined by the Committee, be entitled to receive interest or dividends, or interest or dividend equivalents, with respect to the number of shares covered by the Award, as determined by the Committee, in its sole discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested.